Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among:

SB Foundation Holdings LP,

a Cayman Islands exempted limited partnership;

Foundation Acquisition LLC,

a Delaware limited liability company; and

Fortress Investment Group LLC,

a Delaware limited liability company

Dated as of February 14, 2017

Table of Contents

Section 1.	Description of Transaction	2
1.1	Merger of Merger Sub into the Company	2
1.2	Effects of the Merger	3
1.3	Closing; Effective Time	3
1.4	Certificate of Formation; Limited Liability Company Agreement; Directors and Officers	3
1.5	Conversion of Shares	4
1.6	Closing of the Company’s Transfer Books	4
1.7	Exchange of Certificates	5
1.8	Further Action	7
Section 2.	Representations and Warranties of the Company	7
2.1	Due Organization	7
2.2	No Conflict or Violation	8
2.3	Consents and Approvals	9
2.4	Authority; Inapplicability of Anti-takeover Statutes; Binding Nature of Agreement	9
2.5	Capitalization, Etc.	10
2.6	Subsidiaries	12
2.7	SEC Filings; Financial Statements	13
2.8	Absence of Changes	15
2.9	Title to Assets	15
2.10	Real Property	15
2.11	Intellectual Property	16
2.12	Contracts	17
2.13	Funds; Clients; Assets Under Management	21
2.14	Liabilities	25
2.15	Governmental Authorizations	25
2.16	Compliance with Legal Requirements	25
2.17	Tax Matters	29
2.18	Benefit Plans	32
2.19	Labor Matters	34
2.20	Insurance	34
2.21	Affiliate Transactions	35
2.22	Legal Proceedings; Orders	35
2.23	Takeover Statutes	35
2.24	Vote Required; No Dissenting Rights	35
2.25	No Brokers	36
2.26	Fairness Opinion	36
2.27	Environmental Matters	36
2.28	Information Supplied	37
2.29	Bank Holding Company Act Matters	37
2.30	No Other Representations of Warranties	37
Section 3.	Representations And Warranties Of Parent And Merger Sub	38
3.1	Due Organization	38

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3.2	Authority; Binding Nature of Agreement	38
3.3	No Vote Required	38
3.4	Non-Contravention; Consents	38
3.5	Equity Commitment Letter; Equity Financing; Sufficiency of Funds; Guarantee	39
3.6	No Broker	39
3.7	Information Supplied	40
3.8	Merger Sub	40
3.9	Legal Proceedings	40
3.10	Ownership of Company Stock	40
3.11	Relationship Between Parent and Sponsor	40
3.12	Bank Holding Company Act Matters	40
3.13	Acknowledgement of Disclaimer of Other Representations and Warranties	40
Section 4.	Certain Covenants of the Company	41
4.1	Access and Investigation	41
4.2	Operation of the Company’s Business	42
4.3	No Solicitation	47
Section 5.	Additional Covenants of the Parties	49
5.1	Proxy Statement	49
5.2	Company Members’ Meeting	50
5.3	Investment Advisory Arrangement Consents and Investor Waivers	55
5.4	Regulatory Approvals and Related Matters	58
5.5	Indemnification of Officers and Directors	62
5.6	Employee Benefits	64
5.7	Company RSUs	65
5.8	Disclosure	65
5.9	Resignation of Directors	66
5.10	Section 16 Matters	66
5.11	Member Litigation	66
5.12	Takeover Statutes	66
5.13	Pre-Closing Steps	66
5.14	Equity Financing Commitments	67
5.15	Special Committee	67
5.16	Equity Syndication	67
Section 6.	Conditions Precedent to Obligations of Parent and Merger Sub	69
6.1	Accuracy of Representations	69
6.2	Performance of Covenants	70
6.3	Member Approval	70
6.4	Consents	70
6.5	Closing Certificate	71
6.6	No Material Adverse Effect	71
6.7	Regulatory Matters	71
6.8	No Restraints	71
6.9	Founders Agreement	71
6.10	TRA Waiver	71
6.11	Bank Holding Company Matters	71

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Section 7.	Conditions Precedent to Obligation of the Company	72
7.1	Accuracy of Representations	72
7.2	Performance of Covenants	73
7.3	Member Approval	73
7.4	Closing Certificate	73
7.5	Regulatory Matters	73
7.6	No Restraints	73
Section 8.	Termination	73
8.1	Termination	73
8.2	Effect of Termination	75
8.3	Termination Fees	76
Section 9.	Miscellaneous Provisions	77
9.1	Amendment	77
9.2	Waiver	78
9.3	No Survival of Representations and Warranties	78
9.4	Entire Agreement; Counterparts; Exchanges by Facsimile or Electronic Delivery	78
9.5	Applicable Law; Jurisdiction; Waiver of Jury Trial	78
9.6	Disclosure Schedule	79
9.7	Attorneys’ Fees	79
9.8	Assignability	80
9.9	Notices	80
9.10	Severability	82
9.11	Remedies	82
9.12	Non-Recourse	82
9.13	Parties in Interest	83
9.14	Construction	83
9.15	Limited Guarantee; Support Letters	84

Exhibits

Exhibit A	—	Certain Definitions

Schedules

Schedule A	—	Implementation Schedule
Schedule B	—	Management Fees
Schedule C	—	Support Letter

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of February 14, 2017, by and among: SB FOUNDATION HOLDINGS LP, a Cayman Islands exempted limited partnership (“Parent”); FOUNDATION ACQUISITION LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub”); and FORTRESS INVESTMENT GROUP LLC, a Delaware limited liability company (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

Recitals

A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub into the Company (the “Merger”) in accordance with this Agreement and the Act. Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent.

B. The board of directors of the Company (the “Company Board”) has appointed a special committee (the “Special Committee”) comprised solely of Independent Directors (as defined in the LLC Agreement) who are not (i) officers or employees of the Company or any Subsidiary of the Company, (ii) directors, officers or employees of any Affiliate of the Company or its Subsidiaries or (iii) holders of any ownership interest in the Company or its Subsidiaries (other than Class A Shares and ownership interests in any collective investment vehicle sponsored by the Company or any of its Subsidiaries), and has fully empowered the Special Committee to consider and evaluate strategic transactions involving the Company (including the Merger) and all matters pertaining thereto on behalf of the Company, including to (A) establish a process for exploration, consideration and evaluation of any such strategic transaction (including the Merger and the other Contemplated Transactions), (B) consider and evaluate the terms, conditions and advisability of any such strategic transaction (including the Merger and the other Contemplated Transactions), (C) enter into discussions and conduct negotiations with respect to any agreement or agreements relating to any such strategic transaction (including the Merger and the other Contemplated Transactions), (D) recommend to the Company Board the approval or rejection of such a strategic transaction (including the Merger and the other Contemplated Transactions) in its capacity as a Conflicts Committee (as defined in the LLC Agreement) if the Special Committee determines that such a recommendation is appropriate, (E) approve any such strategic transaction (including the Merger and the other Contemplated Transactions) as a Special Approval (as defined in the LLC Agreement) if the Special Committee has determined to recommend the approval of such strategic transaction to the Company Board and/or (F) elect not to pursue any strategic transaction.

C. The Special Committee has determined that each member thereof is independent and disinterested with respect to (i) the management of the Company and (ii) the Merger and the other Contemplated Transactions.

D. The Company Board has resolved not to recommend any strategic transaction involving the Company or any proposal to effect such a strategic transaction for approval by the Members or otherwise approve such a strategic transaction without a prior favorable recommendation of such strategic transaction by the Special Committee.

E. As so constituted and empowered, the Special Committee has unanimously approved this Agreement and the Contemplated Transactions, including the Merger.

F. In order to induce Parent to enter into this Agreement and cause the Merger to be consummated, concurrently with the execution and delivery of this Agreement: (i) Parent is entering into an agreement with the Founders and the other parties thereto (the “Founders Agreement”) providing for, among other things, (A) the purchase by Subsidiaries of the Surviving Company of PH Units and OP Units owned by the Founders, (B) the investment of a portion of the Merger Consideration and the consideration payable under the Founders Agreement to be received by each Founder into an escrow account, the proceeds of which will be invested in certain Company Funds and forfeiture of such escrowed proceeds if such Founder’s service to the Acquired Companies is terminated for certain reasons, (C) certain non-competition arrangements in favor of the Surviving Company, and (D) the maintenance of certain existing investments in certain Company Funds; (ii) Parent is entering into an agreement with the Founders pursuant to which the Founders will waive certain rights under the Tax Receivables Agreement (the “TRA Waiver”); and (iii) Parent is entering into voting and support agreements with each of the Founders (the “Support Agreements”).

G. The general partner of Parent and sole member of Merger Sub have approved this Agreement and the Merger.

H. The Company Board, on the unanimous recommendation of the Special Committee, has approved this Agreement and the Merger.

I. Concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Parent and Merger Sub have delivered to the Company (i) the Equity Commitment Letter of the Sponsor, dated as of the date of this Agreement, pursuant to which the Sponsor agreed to fund, subject to the terms and conditions contained in the Equity Commitment Letter, the Equity Financing and (ii) the guarantee of Sponsor (the “Guarantor”), dated as of the date hereof, in favor of the Company (the “Guarantee”), pursuant to which the Guarantor is guaranteeing the obligations of Parent and Merger Sub in connection with this Agreement as specified therein, and certain payment obligations of FIG Corp. and FIG Asset Co. LLC pursuant to the Founders’ Agreement as specified therein.

Agreement

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1. DESCRIPTION OF TRANSACTION

1.1 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement and the Implementation Schedule, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving entity in the Merger (the “Surviving Company”).

1.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers, and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

1.3 Closing; Effective Time. The consummation of the Merger and the transactions contemplated by Schedule A (the “Implementation Schedule”), including the manner prescribed by the Implementation Schedule and with respect to the timing and sequencing of the actions set forth therein (except as otherwise mutually agreed by Parent and the Company) (the “Closing”), shall take place at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York at 8:00 a.m. (New York time) on the third business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 6 and Section 7 (other than the conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions). The date on which the Closing actually takes place is referred to as the “Closing Date.” Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the Act shall be duly executed by the Company in connection with the Closing and, concurrently with or as soon as practicable following the Closing, filed with the Secretary of State of the State of Delaware. The Merger shall become effective at the time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such certificate of merger with the agreement of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4 Certificate of Formation; Limited Liability Company Agreement; Directors and Officers. Unless otherwise determined by Parent (but subject to Section 5.5), at the Effective Time:

(a) the certificate of formation of the Company as in effect immediately prior to the Merger shall be the certificate of formation of the Surviving Company;

(b) the LLC Agreement as in effect immediately prior to the Merger shall be the limited liability company agreement of the Surviving Company; and

(c) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company, in each case, until their respective successors are duly elected and qualified or until their death, resignation or removal in accordance with the Act and the limited liability company agreement of the Surviving Company.

1.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Member:

(i) each Class A Share held by the Company as treasury stock or owned by Parent or Merger Sub immediately prior to the Effective Time shall automatically be canceled and retired and will cease to exist and no consideration shall be paid or payable in respect thereof;

(ii) each Class A share held by any Subsidiary of the Company immediately prior to the Effective Time shall be converted into one limited liability company interest of the Surviving Company;

(iii) except as provided in clauses “(i)” and “(ii)” of this Section 1.5(a) and subject to Section 1.5(b) and Section 1.7, each Class A Share outstanding (including each Company Restricted Share) immediately prior to the Effective Time shall be converted into the right to receive $8.08 in cash, without interest;

(iv) each Class B Share outstanding immediately prior to the Effective Time shall, subject to the substantially contemporaneous consummation of the transactions contemplated by the Founders Agreement, automatically be canceled and retired and will cease to exist and no consideration shall be paid or payable in respect thereof; and

(v) each limited liability company interest of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one limited liability company interest of the Surviving Company.

(b) If, during the period commencing on the date of this Agreement and ending at the Effective Time, the outstanding Class A Shares are changed into a different number or class of shares by reason of any share split, division or subdivision of shares, share dividend, reverse share split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a share dividend is declared by the Company during such period, or a record date with respect to any such event shall occur during such period, then the consideration to be delivered in respect of Class A Shares pursuant to Section 1.5(a)(iii) and in respect of Company RSUs pursuant to Section 5.7(a) shall be adjusted to the extent appropriate.

1.6 Closing of the Company’s Transfer Books. At the Effective Time: (a) all Class A Shares and Class B Shares outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing Class A Shares or Class B Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders or members of the Company; and (b) the share transfer books of the Company shall be closed with respect to all Class A Shares or Class B Shares outstanding immediately prior to the Effective Time. No further transfer of any such Class A Shares or Class B Shares shall be made on such share transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any Class A Shares outstanding immediately prior to the Effective Time (a “Class A Share Certificate”) is

presented to the Paying Agent or to the Surviving Company or Parent, such Class A Share Certificate shall be canceled and shall be exchanged as provided in Section 1.7. If, after the Effective Time, a valid certificate representing any Class B Shares outstanding immediately prior to the Effective Time (a “Class B Share Certificate”) is presented to the Paying Agent or to the Surviving Company or Parent, such Class B Share Certificate shall be canceled.

1.7 Exchange of Certificates.

(a) Prior to the Closing Date, Parent shall select a reputable bank or trust company reasonably acceptable to the Company to act as paying agent in the Merger (the “Paying Agent”). At or prior to the Effective Time, Parent shall cause to be deposited with the Paying Agent cash sufficient to make payments of the cash consideration payable pursuant to Section 1.5 (the “Payment Fund”). The Payment Fund shall be invested by the Paying Agent as directed by Parent; provided that such investment shall be in short-term obligations of, or short-term obligations fully guaranteed by, the United States of America, in commercial paper obligations of issuers organized under the law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10 billion, or in mutual funds investing in such assets. No investment losses resulting from investment of the Payment Fund shall diminish the rights of any of the Company’s Members to receive the Merger Consideration or any other payment as provided herein. To the extent there are losses with respect to such investments or the Payment Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate funds required to be paid pursuant to the terms hereof, Parent shall promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient to make such cash payments. Earnings from such investments shall be the sole and exclusive property of Parent, and no part of such earnings shall accrue to the benefit of holders of Class A Shares or Class B Shares.

(b) After the Effective Time (and promptly following receipt by the Paying Agent from the Company’s transfer agent of all information reasonably necessary to enable the Paying Agent to effect the mailing set forth in this Section 1.7(b), and in any event within two business days after delivery thereof to the Paying Agent), the Paying Agent will mail to the Persons who were record holders of Class A Shares immediately prior to the Effective Time: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Class A Share Certificates shall be effected, and risk of loss and title to Class A Share Certificates or uncertificated Class A Shares represented by book entry (“Uncertificated Shares”) shall pass, only upon delivery of such Class A Share Certificates or transfer of the Uncertificated Shares to the Paying Agent); and (ii) instructions for use in effecting the surrender of Class A Share Certificates or transfer of Uncertificated Shares in exchange for Merger Consideration. Upon surrender of a Class A Share Certificate to the Paying Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Paying Agent, or, with respect to Uncertificated Shares, receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of the transfer of Uncertificated Shares as the Paying Agent may reasonably request): (A) the holder of such Class A Share Certificate or Uncertificated Shares shall be entitled to receive in exchange therefor the cash consideration that such holder has the right to receive pursuant to the provisions of Section 1.5, in full satisfaction of all rights pertaining to the Class A Shares formerly represented by such Class A Share Certificate or Uncertificated Shares; and (B) the Class A Share Certificate or Uncertificated Shares so surrendered shall be canceled. In the event of a transfer of ownership of any Class A Shares which are not registered in the transfer records of the Company, payment of Merger Consideration may be made to a Person other than the holder in whose name the Class A Share Certificate formerly representing such shares or Uncertificated Shares is registered if: (1) any such Class A Share Certificate shall be properly endorsed or otherwise be in proper form for transfer; and (2) such holder shall have paid any fiduciary or surety bonds and any transfer or other similar Taxes required by reason of the payment of such Merger Consideration to a Person other than such holder (or shall have established to the reasonable satisfaction of Parent that such bonds and Taxes have been paid or are not applicable). Until surrendered as contemplated by this Section 1.7(b), each Class A Share Certificate and each Uncertificated Share shall be deemed, from and after the Effective Time, to represent only the right to receive Merger Consideration as contemplated by Section 1.5. If any Class A Share Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any Merger Consideration with respect to the Class A Shares previously represented by such Class A Share Certificate, require the owner of such lost, stolen or destroyed Class A Share Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Paying Agent, Parent, Merger Sub or the Surviving Company with respect to such Class A Share Certificate. No interest shall be paid or will accrue on any cash payable to holders of Class A Share Certificates or in respect of Uncertificated Shares pursuant to the provisions of this Section 1.7.

(c) Any portion of the Payment Fund that remains undistributed to former holders of Class A Shares (including holders of Class A Share Certificates) as of the date that is one year after the date on which the Merger becomes effective shall be delivered to Parent upon demand, and any former holders of Class A Shares (including holders of Class A Share Certificates) who have not theretofore surrendered their Class A Share Certificates or Uncertificated Shares in accordance with this Section 1.7 shall thereafter look only to Parent for satisfaction of their claims for Merger Consideration.

(d) Each of the Paying Agent, Parent, Merger Sub and the Surviving Company shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld from such consideration under the Code or any provision of state, local or foreign tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld and duly paid over to the appropriate Taxing Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. The parties to this Agreement acknowledge that they do not currently anticipate that any withholding will be required (other than amounts payable in respect of Company RSUs or other compensatory payments) in connection with any consideration payable pursuant to this Agreement.

(e) If any Class A Share Certificate, Class B Share Certificate or Uncertificated Share has not been surrendered by the date immediately prior to the date on which the cash amount that such Class A Share Certificate represents the right to receive would otherwise escheat to or become the property of any Governmental Body, then such cash amount shall, to the extent permitted by applicable Legal Requirements, become the property of the Surviving Company, free and clear of any claim or interest of any Person previously entitled thereto.

(f) None of Parent, Merger Sub, the Surviving Company or the Paying Agent shall be liable to any holder or former holder of Class A Shares, Class B Shares, Company RSUs or to any other Person with respect to any Merger Consideration delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

1.8 Further Action. If the parties to this Agreement are unable to consummate the Contemplated Transactions (including with respect to the particularities of the Implementation Schedule and the intended tax treatment of the transactions set forth on the Implementation Schedule) exactly as described in this Agreement and the Implementation Schedule, then the parties to this Agreement agree to reasonably cooperate and negotiate in good faith with one another and to use their respective reasonable best efforts, in each case, up to the earlier of the End Date or the termination of this Agreement pursuant to Section 8, to agree upon reasonable changes to the Contemplated Transactions (and, correlatively, this Agreement, the Implementation Schedule, and the other agreements setting forth the terms and conditions of the Contemplated Transactions) that would permit the consummation of the Contemplated Transactions on the basis provided herein to the maximum extent possible; provided, however, that such changes shall not (i) have any adverse impact on the Acquired Companies prior to the Closing or any Member, in each case, in any material respect, (ii) alter or change the amount or kind of the consideration to be paid to the holders of Class A Shares, (iii) adversely affect the tax consequences of the Merger to holders of Class A Shares, (iv) impede or delay the consummation of the Merger or (v) from and after the adoption of this Agreement by the Members, require further approval of the Members pursuant to Legal Requirements unless such approval is obtained.

Section 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub as follows (it being understood that each representation and warranty contained in this Section 2 is subject to: (a) the exceptions and disclosures set forth in the Company Disclosure Schedule as contemplated by Section 9.6; and (b) disclosure in any Company SEC Document furnished or filed on or after December 31, 2014 and before the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosures included in any “forward-looking statements” disclaimer or other statements that are similarly non-specific and predictive or forward-looking in nature; provided that any factual information contained under such headings or within such disclosure or statements shall not be excluded)):

2.1 Due Organization.

(a) Each of the Acquired Companies (i) is a legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation (in the case of good standing, to the extent such jurisdiction recognizes such concept) and (ii) has all necessary corporate, trust, company or partnership power and authority to: (A) conduct its business in the manner in which its business is currently being conducted; (B) own and use its assets in the manner in which its assets are currently owned and used; and (C) perform its obligations under all Contracts by which it is bound, except in the case of clause “(i)” (only as to the Operating Partnerships’ Subsidiaries other than FIG LLC) and clause “(ii)” (in all cases), where the failure to be so organized, validly existing or in good standing or have such power and authority would not be material to the Acquired Companies taken as a whole.

(b) Each of the Acquired Companies is qualified to do business as a foreign corporation, limited liability company, partnership or other entity (as the case may be) and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification (in the case of good standing, to the extent such jurisdiction recognizes such concept), except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) None of the Acquired Companies has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any material future investment in or material capital contribution to any other Entity. None of the Acquired Companies has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity other than those Subsidiaries of the Company who serve as general partners of any Fund.

(d) The Company has Made Available to Parent accurate and complete copies of the Company Organizational Documents and the organizational documents of each Subsidiary of the Company, in each case, including all amendments thereto. The Company is not in violation of the Company Organizational Documents.

2.2 No Conflict or Violation. The execution, delivery and performance by the Company of this Agreement and each Ancillary Agreement (including the consummation of the Merger) do not and will not, directly or indirectly, (i) violate, conflict with or result in a breach of any provision of any Company Organizational Document or the organizational documents of any of its Subsidiaries or Controlled Funds or, to the Knowledge of the Company, Non-Controlled Funds (except Managed Accounts) or Permanent Capital Vehicles, subject, in the case of any of such Controlled Funds, Non-Controlled Funds and Permanent Capital Vehicles, to the procurement of any required Advisers Act Consent or Investor Waiver, (ii) subject to compliance with the requirements set forth in Section 2.3(c) and, in the case of the consummation of the Merger, obtaining the Required Company Member Vote, violate any provision of any Legal Requirement applicable to the Company or any Subsidiary thereof or any of their respective assets or properties, (iii) violate, conflict with or result in a breach of or constitute (with due notice or lapse of time or both) a default under or result in or give to others any rights of termination, modification, amendment, vesting or cancelation of or under, acceleration, revocation or suspension of any Material Contract, or (iv) result in the creation or imposition of any Encumbrance (other than any Permitted Encumbrances) upon any of the assets, properties or rights of the Acquired Companies, except, in the case of each of clauses “(i)” (as to organizational documents of Subsidiaries of the Company, the Controlled Funds, the Non-Controlled Funds and the Permanent Capital Vehicles) and “(ii)” through “(iv)” above, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.3 Consents and Approvals. No Consent is required in connection with the execution and delivery of this Agreement and each Ancillary Agreement by the Company or the performance by the Company of its obligations hereunder (including the consummation of the Merger) and thereunder, except for: (a) the filing of the Notification and Report Form under the HSR Act and the filing of notifications required under any applicable foreign antitrust or competition laws or regulations; (b) applicable requirements of the Exchange Act and as may be required under applicable state securities or “blue sky” Legal Requirements of the United States; (c) the filing of a certificate of merger with the Secretary of State of the State of Delaware; (d) the filing with the SEC of the Proxy Statement relating to the Company Members’ Meeting; (e) the Consents required or contemplated under the Advisers Act, the Investment Company Act and any Investment Advisory Arrangements; (f) the filings or notices required by, and any approvals required under the rules and regulations of, any self-regulatory organization, including the New York Stock Exchange and the Financial Industry Regulatory Authority (each, a “Self-Regulatory Organization”); (g) the filing of the CFIUS Notice and the receipt of the CFIUS Clearance; (h) satisfaction of the ITAR Pre-Notification Requirement; and (i) such Consents which if not obtained or made would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Part 2.3 of the Disclosure Schedule contains a true and complete list as of the date hereof of (i) each Consent (including the party from whom, and the manner in which, such Consent must be obtained) required pursuant to any Investment Advisory Arrangement (each such Consent, an “Advisers Act Consent”), and (ii) each Consent (other than an Advisers Act Consent) required to prevent or waive any put right, right of redemption, termination of the investment period, termination of the fund or default materially adverse to the Acquired Companies pursuant to any Fund Document (each such Consent, an “Investor Waiver”), in the case of each of clauses “(i)” and “(ii)” in connection with the execution and delivery of this Agreement and each Ancillary Agreement by the Company or the performance by the Company of its obligations hereunder and thereunder (including the consummation of the Merger), in each case, other than any Consent which if not obtained would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.4 Authority; Inapplicability of Anti-takeover Statutes; Binding Nature of Agreement.

(a) Each member of the Special Committee is (i) an Independent Director and (ii) is not (A) an officer or employee of the Company or any Subsidiary of the Company, (B) a director, officer or employee of any Affiliate of the Company or its Subsidiaries or (C) a holder of any ownership interest in the Company or its Subsidiaries (other than Class A Shares and ownership interests in any collective investment vehicle sponsored by the Company or any of its Subsidiaries). The Special Committee has determined that each member thereof is independent and disinterested with respect to the Merger and the other Contemplated Transactions. The Special Committee has been fully empowered by resolutions of the Company Board duly adopted and approved to consider and evaluate strategic transactions involving the Company (including the Merger and the other Contemplated Transactions). The Special Committee has been duly constituted and at a meeting duly called and held has unanimously (i) determined that the Merger is advisable and fair and in the best interests of the Company and its Members (other than the Founders and their respective Affiliates); and (ii) recommended that the Company Board adopt resolutions recommending the approval of this Agreement by the Members and directing that this Agreement and the Merger be submitted for consideration by the Members at the Company Members’ Meeting.

(b) The Company has the limited liability company power and authority to enter into and, subject to the adoption of this Agreement by the Required Company Member Vote, to perform its obligations under this Agreement. The Company Board at a meeting duly called and held has: (i) acting upon the unanimous recommendation of the Special Committee that the Merger is advisable and fair and in the best interests of the Company and its Members (other than the Founders and their respective Affiliates), unanimously determined that the Merger is advisable and fair and in the best interests of the Company and its Members; (ii) acting upon the unanimous recommendation of the Special Committee to take such action, unanimously authorized and approved the execution, delivery and performance of this Agreement by the Company and unanimously approved the Merger; (iii) unanimously recommended the approval of this Agreement by the Members and directed that this Agreement and the Merger be submitted for consideration by the Members at the Company Members’ Meeting, and (iv) to the extent necessary, unanimously adopted a resolution having the effect of causing the Company not to be subject to any state takeover law or similar Legal Requirement that might otherwise apply to the Merger or any of the other Contemplated Transactions.

(c) This Agreement, assuming due execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency, reorganization and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies (collectively, the “Equitable Exception”). Prior to the execution of the Support Agreements, the Company Board (acting upon the unanimous recommendation of the Special Committee to take such action) approved the Support Agreements and the transactions contemplated thereby.

2.5 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 1,000,000,000 Class A Shares, of which 218,008,370 shares have been issued and are outstanding as of February 10, 2017; (ii) 750,000,000 Class B Shares, of which 169,207,335 shares have been issued and are outstanding as of February 10, 2017 and (iii) 250,000,000 shares of Preferred Shares, of which zero shares have been issued or are outstanding. Except as set forth in this Section 2.5(a) and for changes since February 10, 2017 resulting from the settlement of Company RSUs, there are no outstanding shares of capital stock or voting securities or other equity interests of the Company.

(b) The Company does not hold any shares of Company Capital Stock in its treasury, and none of the Subsidiaries of the Company hold any shares of Company Capital Stock. All of the outstanding shares of Company Capital Stock have been duly authorized and validly issued, and are fully paid and non-assessable. None of the outstanding shares of Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Company Capital Stock is subject to any right of first refusal in favor of the Company. As of the date hereof, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Capital Stock. None of the Acquired Companies is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Capital Stock or other securities. Part 2.5(b) of the Disclosure Schedule describes all repurchase rights held by the Company with respect to shares of Company Capital Stock (including shares issued pursuant to the exercise of stock options or otherwise).

(c) As of the date of this Agreement: (i) 7,461,953 Class A Shares are dividend paying, unvested and subject to issuance pursuant to Company RSUs outstanding under the Company Equity Plans; (ii) 8,539,168 Class A Shares are non-dividend paying, unvested and subject to issuance pursuant to Company RSUs outstanding under the Company Equity Plans; (iii) 934,192 Company Restricted Shares are outstanding under the Company Equity Plans (20,380 of which are unvested); (iv) 55,564,908 Class A Shares are reserved for the issuance of future awards under the Company Equity Plans; and (v) no equity-based awards relating to Class A Shares or Class B Shares are outstanding other than those granted under a Company Equity Plan. As of the date of this Agreement, there are 2,534,101 Company RSUs that are vested in respect of which Class A Shares have not yet been delivered.

(d) The Company has Made Available to Parent copies of all generally applicable forms of award agreements under the Company Equity Plans. None of the forms of award agreements for any outstanding Company RSUs (or the Company RSUs approved in January 2017) contain a vesting schedule that provides for vesting in full prior to the date that is 35 months after the grant date or accelerated vesting terms that deviate from those in the generally applicable forms.

(e) Other than in respect of the Company RSUs and Company Restricted Shares outstanding under the Company Equity Plans as set forth in this Section 2.5, as of the date this Agreement there is no: (i) outstanding equity-based compensation award, subscription, option, call, warrant or right to which the Company is a party (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of any of the Acquired Companies; (ii) outstanding security, instrument or obligation to which the Company is a party that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Companies; or (iii) shareholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract to which any Acquired Company is a party under which any of the Acquired Companies is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(f) All outstanding shares of Company Capital Stock, warrants, equity-based compensation awards (whether payable in equity, cash or otherwise) and other securities of the Acquired Companies have been issued and granted in compliance in all material respects with: (i) all applicable securities laws and all other applicable Legal Requirements; and (ii) all requirements set forth in applicable Contracts and any applicable Company Equity Plan.

2.6 Subsidiaries.

(a) Part 2.6(a) of the Disclosure Schedule sets forth a complete and correct list, as of the date hereof, of (i) each Subsidiary of the Company, (ii) its place and form of organization and (iii) the owner(s) of its capital stock, membership interests or other ownership interests, as applicable, to the extent such owner is not the Company or another wholly-owned Subsidiary of the Company, together with the amount and/or percentage of ownership interests owned by each such Person. Except as set forth on Part 2.6(a) of the Disclosure Schedule, as of the date hereof, the Company does not, directly or indirectly, own or hold any capital stock, membership interests or other ownership interests in any other Person.

(b) FIG Corp. and FIG Asset Co. LLC are wholly-owned direct Subsidiaries of the Company. The ownership of FOE II (New) LP and Fortress Operating Entity I LP are set out in Part 2.6(a) of the Disclosure Schedule. The ownership of Principal Holdings I LP is set out in Part 2.6(a) of the Disclosure Schedule. With respect to FIG Corp., FIG Asset Co. LLC, FOE II (New) LP, Fortress Operating Entity I LP, and Principal Holdings I LP (collectively, the “Specified Subsidiaries”), there are no outstanding: (i) securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, such Person, (ii) rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any warrants, calls, repurchase rights, voting rights, commitments or claims of any other character relating to the issuance of, any capital stock of, or membership interests or other ownership interests in, such Person, or any shares or securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, such Person, or (iii) share appreciation rights, performance shares, contingent value rights, “phantom” share or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or membership interests or other ownership interests in, such Person.

(c) All of the outstanding shares of capital stock, or membership interests or other ownership interests, of each Subsidiary of the Company, as applicable, are validly issued, fully paid and non-assessable and free of preemptive rights. Such shares, membership interests or other equity interests are owned beneficially and of record by the Company or a Subsidiary of the Company, in either case, who has valid title thereto, in each case, free and clear of any Encumbrances other than Permitted Encumbrances and restrictions imposed by applicable securities laws or pursuant to the Company Organizational Documents.

(d) As of the date hereof, neither the Company nor any Subsidiary (other than with respect to the Specified Subsidiaries, each of which is addressed in Section 2.6(b)) thereof has outstanding (pursuant to any Contract to which an Acquired Company is a party): (i) any securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company, (ii) any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any warrants, calls, repurchase rights, voting rights, commitments or claims of any other character relating to the issuance of, any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company, or any shares or securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company, or (iii) any share appreciation rights, performance shares, contingent value rights, “phantom” share or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company (the items in clauses “(i)”, “(ii)” and “(iii)” immediately above (but, for the purposes of this definition, including the Specified Subsidiaries), together with any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company, being referred to herein collectively as the “Company Subsidiary Securities”).

(e) None of the Acquired Companies is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, to grant any Person a right to subscribe for or acquire, or to register under the Securities Act, any Company Subsidiary Securities.

(f) Except as set forth on Part 2.6(f) of the Disclosure Schedule, since September 30, 2016 through the date hereof, none of the Acquired Companies has (i) declared, accrued, set aside or paid any dividend or made any other distribution (whether in cash, shares or otherwise) in respect of any shares of capital stock (other than consolidated cash management transfers among the Acquired Companies, the net effect of which does not change the consolidated cash balance of the Acquired Companies), or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities (other than dividends or other distributions by an Acquired Company to another Acquired Company wholly-owned by one or more other Acquired Companies).

2.7 SEC Filings; Financial Statements.

(a) As of the date hereof, the Company has Made Available to Parent all material written correspondence between any of the Acquired Companies on the one hand, and the SEC on the other hand, since December 31, 2014. To the Knowledge of the Company, all Company SEC Documents required to have been filed or furnished by the Company or its officers with the SEC since December 31, 2014 have been so filed or furnished on a timely basis, including any certification or statement required by: (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act (and Section 302 of the Sarbanes-Oxley Act); (ii) Section 906 of the Sarbanes-Oxley Act; and (iii) any other rule or regulation promulgated by the SEC or applicable to the Company SEC Documents filed on or after December 31, 2014 (collectively, the “Certifications”). None of the Acquired Companies, other than the Company and any Subsidiary that is registered with the SEC as an investment adviser or broker-dealer, is required to file any documents with the SEC. As of the time it was filed with or furnished to the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing or, in the case of any Company SEC Document that is a registration statement filed pursuant to the requirements of the Securities Act, as of the effective date of such Company SEC Document): (A) each Company SEC Document complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (B) no Company SEC Document contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The Company maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurances: (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles; (ii) that transactions are executed only in accordance with the authorization of management; and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Acquired Companies’ properties or assets. The Company maintains a system of “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) sufficient to ensure that all material information concerning the Acquired Companies is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents, and otherwise ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules, to allow timely decisions regarding required disclosure and to make the Certifications.

(c) The financial statements (including any related notes) contained in the Company SEC Documents filed on or after December 31, 2014, including the Company Financial Statements: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except (A) as may be indicated therein or in the notes thereto, (B) with respect to unaudited statements as permitted by the SEC and (C), in the case of the unaudited interim financial statements, to normal and recurring year-end adjustments as permitted by GAAP and the applicable rules and regulations of the SEC and the absence of notes thereto); and (iii) fairly present (in accordance with GAAP) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby.

(d) None of the Acquired Companies is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among any Acquired Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated under the Securities Act)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Acquired Companies in the Acquired Companies’ published financial statements or any of the Company SEC Documents. The Company has Made Available to Parent copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined above) effected by any of the Acquired Companies that are in effect at the date of this Agreement.

(e) Since December 31, 2014 through the date hereof, none of the Acquired Companies, the Company’s independent accountants (to the Knowledge of the Company), or the board of directors or audit committee of the board of directors of any Acquired Company, has received: (i) any written notification of any: (A) “significant deficiency” in the internal controls over financial reporting of any of the Acquired Companies; (B) “material weakness” in the internal controls over financial reporting of any of the Acquired Companies; or (C) fraud, whether or not material, that involves management or other employees of any of the Acquired Companies who have a significant role in the internal controls over financial reporting of the applicable Acquired Company; or (ii) any material complaint, allegation, assertion or claim alleging, asserting or claiming that the accounting or auditing practices, procedures, methodologies or methods of any of the Acquired Companies or their respective internal accounting controls fail to comply with generally accepted accounting principles, generally accepted auditing standards or applicable Legal Requirements. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them by the Public Company Accounting Oversight Board in Auditing Standard No. 2.

2.8 Absence of Changes. Except in connection with the negotiation, execution and delivery of this Agreement and the consummation of the Contemplated Transactions:

(a) since December 31, 2015 through the date of this Agreement, there has not been any Material Adverse Effect, and no event has occurred or circumstance has arisen that, in combination with any other events or circumstances, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(b) since September 30, 2016 through the date of this Agreement, none of the Acquired Companies has taken any action that, if taken after the date hereof, would constitute a violation of Section 4.2(a); and

(c) since September 30, 2016 through the date of this Agreement, no executive officer or chief investment officer of any Acquired Company has given written notice of his or her intention to resign from the Company and to the Knowledge of the Company, there are no proceedings or investigations pending or threatened by any Governmental Body or Self-Regulatory Organization, with respect to any executive officer or chief investment officer of any Acquired Company, which would reasonably be expected to result in his or her debarment.

2.9 Title to Assets. Except as would not reasonably be expected to have a Material Adverse Effect: (a) the Acquired Companies own, and have good and valid title to, or a valid leasehold interest in, all assets and properties purported to be owned or used by them, including all assets reflected on 2015 Financial Statements (except for assets and properties sold or otherwise disposed of in the ordinary course of business since December 31, 2015); and (b) all of said assets and properties which are owned by the Acquired Companies, are owned by them free and clear of any Encumbrances other than Permitted Encumbrances and restrictions imposed by applicable securities laws.

2.10 Real Property.

(a) None of the Acquired Companies owns any real property.

(b) Part 2.10(b) of the Disclosure Schedule lists, as of the date hereof, all Leases involving the payment by any Acquired Company of more than $250,000 per year or a material sublease of an interest thereunder (a “Company Lease”). The Company has Made

Available to Parent copies of all Company Leases as of the date hereof, including all material amendments thereto. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Acquired Companies have good leasehold title to the Company Real Property free and clear of any Encumbrances other than Permitted Encumbrances.

2.11 Intellectual Property.

(a) Part 2.11(a) of the Disclosure Schedule contains a true and complete list, as of the date hereof, of all material Company Intellectual Property Rights that are the subject of any issuance, registration, certificate, or application therefor by, to or with any Governmental Body or Domain Name registrar, including registered trademarks, registered copyrights, issued patents, Domain Name registrations and pending applications for any of the foregoing.

(b) An Acquired Company is the sole owner of all Company Intellectual Property Rights, and no Company Intellectual Property Rights at Closing will be subject to any Encumbrances other than Permitted Encumbrances, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, one of the Acquired Companies owns or has the right to use all Intellectual Property Rights used in the businesses of the Acquired Companies as currently conducted.

(d) Except as would not be material to the Acquired Companies taken as a whole, to the Knowledge of the Company, the products and services and the business of the Acquired Companies as currently conducted do not infringe, misappropriate or violate the Intellectual Property Rights of any third party. Except as would not be material to the Acquired Companies taken as a whole, in the past two years prior to the date hereof, the Company has not received any written cease and desist or other written notice alleging that the products or services or business of the Acquired Companies infringes, misappropriates or violates the Intellectual Property Rights of any third party. To the Knowledge of the Company, as of the date hereof, no third party is infringing upon, violating or misappropriating any Company Intellectual Property Rights in any manner that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as would not be material to the Acquired Companies taken as a whole, in the past two years prior to the date hereof, none of the Acquired Companies has sent any written notice to any Person alleging that such Person is infringing, misappropriating or violating any Company Intellectual Property Rights.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the Knowledge of the Company, the Acquired Companies have complied in all material respects with (i) all of their privacy policies to the extent binding on the Acquired Companies, (ii) all applicable privacy Legal Requirements and (iii) all contractual obligations that the Acquired Companies have entered into with respect to information from or about a Person that can be used to identify, contact or precisely locate an individual (“Personal Information”). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the Knowledge of the Company, as of the date hereof, since January 1, 2014, there have been no violations by the Acquired Companies of any such privacy Legal Requirements or privacy policies, and no data breaches of the information technology systems of the Acquired Companies involving any Personal Information, and as of the date hereof there are no pending or, to the Knowledge of the Company, threatened claims against the Acquired Companies by any Person alleging any such violations or breaches. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Acquired Companies have commercially reasonable measures in place to safeguard the security, confidentiality, and integrity of Personal Information in their possession or control from unauthorized access, and to the Knowledge of the Company, as of the date hereof, since January 1, 2014, none of the Acquired Companies, nor, to the Knowledge of the Company, any other Person, has made any illegal use of Personal Information collected by or on behalf of the Acquired Companies.

2.12 Contracts.

(a) Part 2.12(a) of the Disclosure Schedule identifies each Company Contract that constitutes a “Material Contract” as of the date of this Agreement. For purposes of this Agreement, each of the following shall be deemed to constitute a “Material Contract”; provided, however, that in no event shall a Benefit Plan be deemed to constitute a “Material Contract”; provided further, that “Material Contracts” shall only include Company Contracts to which an Acquired Company is a party:

(i) Any Contract which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act);

(ii) any Contract, with material obligations remaining to be performed or material liabilities continuing after the date of this Agreement, relating to the acquisition, development, sale or disposition of any business unit that is material to the Acquired Companies, taken as a whole;

(iii) any Contract imposing any material restriction on the right or ability of any Acquired Company: (A) to compete (or which purports to restrict in any material respect the ability of any Acquired Company to compete) with any Person or operate in any geographic area or location in which any Acquired Company may conduct business (other than (x) confidentiality agreements entered into by the Acquired Companies in the ordinary course of business and (y) Investment Advisory Arrangements or Fund Documents containing any such provisions in the ordinary course of business that address the allocation of investment opportunities or the formation of successor funds); (B) to acquire any product or other asset or any services from any other Person; (C) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person; (D) to perform services for any other Person; or (E) to transact business or deal in any other manner with any other Person;

(iv) any Contract that contains an exclusivity provision, “most favored nation” provision (except any Investment Advisory Arrangements or Fund Documents (and any related side letter that includes in the ordinary course of business any “most favored nation” provision)), provisions granting a right of first refusal, a right of first negotiation or similar rights or any similar term for the benefit of a third party, in each case involving revenues or expenses of the Acquired Companies of more than $5,000,000 in the fiscal year ended December 31, 2016;

(v) any Contract that contains a put, call, right of first refusal or similar right pursuant to which the Acquired Companies would be required to purchase or sell, as applicable, any material equity interests of any Subsidiary of the Company or Fund, or which grants a right to sell to any Acquired Company or purchase from any Acquired Company any material asset (other than in the ordinary course of business);

(vi) any Contract which contains a material “clawback” or similar undertaking requiring the reimbursement or refund of any fees (whether performance based or otherwise) paid to the Acquired Companies (except any Investment Advisory Arrangement, Fund Document or related “clawback” guaranty Contract that includes in the ordinary course of business any such “clawback” provision (and any related side letters));

(vii) any material Contract relating to “soft-dollar” arrangements (i.e., providing for benefits relating to commissions generated from financial transactions executed by broker-dealers on behalf of any Funds);

(viii) any Contract for borrowed money (whether current, short-term or long-term and whether secured or unsecured, or any financial guarantee) incurred by the Acquired Companies or pursuant to which any of the Acquired Companies has any obligations as guarantor, surety, co-signer, endorser or co-maker in respect of any obligation of any Person, or any capital maintenance, keep well or similar agreements or arrangements, other than (A) Contracts solely among the Company or any of its wholly owned Subsidiaries and/or (B) Contracts not involving amounts in excess of $1,250,000;

(ix) any Contract which is a mortgage, security agreement, capital lease or similar agreement, in each case, that creates or grants a Encumbrance on any property or assets that are material to the Acquired Companies, taken as a whole;

(x) any Contract relating to any swap, forward, futures, warrant, option, cap, floor or collar financial contract, or any other interest-rate, commodity price, equity value or foreign currency protection contract or other hedging or derivative transaction involving net revenues or expenses by the Acquired Companies of more than $5,000,000 in the fiscal year ended December 31, 2016;

(xi) any Contract that restricts payment of dividends or any distributions in respect of the equity interests of the Acquired Companies;

(xii) any Contract pursuant to which the Acquired Companies have continuing material indemnification obligations to any Person that would reasonably be expected to result in payments in excess of $1,000,000, except for (x) any vendor or content licensing Contract entered into in the ordinary course of business or (y) non-disclosure agreements;

(xiii) any Contract, except for this Agreement, relating to the acquisition or disposition of any business or securities by Acquired Companies (whether by merger, sale of shares, sale of assets or otherwise) or pursuant to which any material earn-out, deferred or contingent payment obligations remain outstanding (excluding any such Contract for which all such rights and obligations have been satisfied), in each case currently requiring payments by or to Acquired Companies in excess of $5,000,000;

(xiv) any Contract entered into since January 1, 2014 involving any resolution or settlement of any actual or threatened Legal Proceedings (A) involving payments greater than $1,000,000 or (B) which imposes material continuing obligations on the Acquired Companies or that provides for any material continuing injunctive or other non-monetary relief, in each case, other than confidentiality obligations;

(xv) (A) any Contract pursuant to which any Acquired Company has been granted any option, license or similar right relating to the Intellectual Property Rights of a third party, in each case that is material to the business or assets of the Acquired Companies, taken as a whole (but excluding any license or similar right for commercially available software), and (B) any Contract pursuant to which any option, license or similar right relating to Company Intellectual Property Rights has been granted to a third party (except, for the avoidance of doubt, any Company Fund), in each case that is material to the business or assets of the Acquired Companies, taken as a whole (but excluding any non-exclusive licenses or similar rights granted in the ordinary course of business);

(xvi) any other Contract (or group of related Contracts), except for Investment Advisory Arrangements or Fund Documents or any related side letter, the performance of which currently requires aggregate payments to or from the Acquired Companies during the fiscal year ended December 31, 2016 in excess of $5,000,000 that is not terminable with less than 60 days’ notice without material penalty by the Acquired Companies;

(xvii) any Contract between the Acquired Companies on the one hand, and any Affiliate of the Company (other than any Subsidiary of the Company) on the other hand, that is required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act;

(xviii) (A) any Investment Advisory Arrangement or any related Contract which sets forth, governs or in any way modifies any fee, charge or other amount payable to the Acquired Companies in connection with such Investment Advisory Arrangement, including any fee, revenue or expense sharing, settlement, cap, discount, waiver or reimbursement or similar arrangement with any Person under which the Acquired Companies receive or are reasonably expected to receive management fee revenues in excess of $1,000,000 per annum or (B) any Fund Document requiring the Acquired Companies to invest in any Person (where, as of the date hereof, there remains any unfunded commitment with respect thereto);

(xix) any Fund Document containing change in control provisions or “key person” provisions; and

(xx) any Contract relating to the ownership of real property or any Company Lease, in each case, that is material to the Acquired Companies taken as a whole.

The Company has Made Available to Parent an accurate and complete copy (in all material respects) of each Material Contract (other than Contracts described in clause “(a)(i)” and clause “(a)(xvii)” above).

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Company Contract that constitutes a Material Contract is valid and in full force and effect, and, to the Knowledge of the Company, is enforceable in accordance with its terms (except to the extent that any Material Contract has expired in accordance with its terms), subject to the Equitable Exception.

(c) None of the Acquired Companies has violated or breached, or committed any default under, any Company Contract where such violation, breach or default would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date hereof, to the Knowledge of the Company, no other Person has violated or breached, or committed any default under, any Company Contract, except where such violation, breach or default would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As of the date hereof, to the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to: (i) result in a violation or breach of any Company Contract; (ii) give any Person the right to declare a material default or exercise any remedy under any Company Contract; (iii) give any Person the right to accelerate the maturity or performance of any Company Contract that constitutes a Material Contract; or (iv) give any Person the right to cancel, terminate or modify any Company Contract that constitutes a Material Contract, in each case, except where such violation, breach, default or acceleration would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since January 1, 2016 through the date hereof, none of the Acquired Companies has received any written notice or, to the Knowledge of the Company, any other communication regarding any actual or possible violation or breach of, or default under, any Material Contract, except where such violation, breach or default would not, individually or in the aggregate, be material to the Acquired Companies, taken as a whole.

2.13 Funds; Clients; Assets Under Management.

(a) Part 2.13(a)(i) of the Disclosure Schedule lists the name of each Subsidiary of the Company that is registered, licensed or qualified, or required to be registered, licensed or qualified, as an investment adviser or relying adviser under applicable Legal Requirements as of the date hereof, as well as the Governmental Body or Self-Regulatory Organization with which each such Subsidiary is (or is required to be) registered, licensed or qualified (each such Subsidiary, an “Investment Adviser Subsidiary”). Part 2.13(a)(ii) of the Disclosure Schedule lists certain Portfolio Companies, each of which acts as a collateral manager to one or more of the entities set forth on Part 2.13(b)(iii) of the Disclosure Schedule (each such Portfolio Company, a “Collateral Manager”). Notwithstanding anything to the contrary in this Agreement, no representation of the Company in this Section 2 in respect of any Collateral Manager shall be deemed for any purpose of this Agreement to be made or given or refer or relate to any period prior to the time that such Collateral Manager became a Portfolio Company. Each Investment Adviser Subsidiary and each Collateral Manager and the officers, directors and employees of each such Investment Adviser Subsidiary and Collateral Manager is duly registered, licensed or qualified as an investment adviser, relying adviser or investment adviser representative, as applicable, in each jurisdiction where the conduct of its business requires such registration, licensing or qualification, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) The Company has Made Available to Parent a true, correct and complete list of each Client as of the Base Date, including with respect to each such Client whether the applicable Investment Adviser Subsidiary acts in a sub-advisory capacity, the assets under management and fee rate of such Client as of the Base Date (including the annualized investment management fees attributable to each Client as of the Base Date and any fee adjustments implemented since such date or proposed to be instituted) and for each such Client that is a Controlled Fund its jurisdiction of organization and jurisdiction in which it is licensed or qualified to or registered to do business. Except as set forth in Part 2.13(b)(i) of the Disclosure Schedule, as of the date hereof, (i) no Client (or investor or trustee thereof) has given written or, to the Knowledge of the Company, other notice to the Company or any Subsidiary of the Company of its intention to terminate or materially reduce its relationship with the Company or any Subsidiary of the Company or to adjust the fee schedule with respect to any Investment Advisory Arrangement in a manner that would materially reduce the fee under such Investment Advisory Arrangement and (ii) except for the Contemplated Transactions, to the Knowledge of the Company, no event has occurred that would permit the removal or termination of the Company or any Subsidiary of the Company with respect to any Investment Advisory Arrangement (whether now cured or uncured) and no event (whether now cured or uncured) that, with the giving of notice or the passage of time or both, would constitute any such event has occurred in connection with any Client and no allegation that any such event has occurred has been made in writing to any of the Acquired Companies. Except as set forth in Part 2.13(b)(ii) of the Disclosure Schedule, no Controlled Fund or, to the Knowledge of the Company, any Non-Controlled Fund is registered or required to be registered as an “investment company” pursuant to the Investment Company Act. Part 2.13(b)(iii) of the Disclosure Schedule sets forth a true, correct and complete list of each Person (other than a Collateral Manager) party to a Contract under which a Collateral Manager acts as an investment manager, investment adviser, collateral manager or sub-advisor to, or manages any investment or trading account for, any Person, as of the Base Date (each such Contract, a “Collateral Management Agreement”).

(c) Each Company Fund is, and at all times since its launch date has been, and each Permanent Capital Vehicle is, and since December 31, 2014 has been, duly organized, validly existing and, with respect to entities in jurisdictions that recognize the concept of “good standing,” in good standing under the laws of the jurisdiction of its organization and has the requisite corporate, trust, company or partnership power and authority to own its properties and to carry on its business as currently conducted, and is qualified to do business in each jurisdiction where it is required to be so qualified under applicable Legal Requirements, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; provided that no such representation or warranty is made with respect to any Company Fund set forth on Part 2.13(c)(i) of the Disclosure Schedule as to any period prior to the commencement of such Company Fund’s management by the Acquired Companies. There are no side letters with respect to Funds that are Alternative Credit Clients, other than with respect to each of the Funds set forth on Part 2.13(c)(ii) of the Disclosure Schedule (true, correct and complete copies of which have been Made Available to Parent); provided that no representation or warranty is made with respect to any side letter related to an Alternative Credit Client set forth on Part 2.13(c)(i) of the Disclosure Schedule as to any period prior to the commencement of an Acquired Company managing or advising such Client. As of the date hereof, true correct and complete copies of the Fund Documents and the Designated Side Letters (in each case, except as indicated in 2.13(c)(iii) of the Disclosure Schedule), in any case pertaining to the Funds, have been Made Available to Parent. All such documents, to the extent applicable, are valid and binding obligations of the applicable Controlled Fund, and, to the Knowledge of the Company, the applicable Non-Controlled Fund, and, to the Knowledge of the Company, are in full force and effect and enforceable against the other party or parties thereto in accordance with their terms (subject to the Equitable Exception), and each Controlled Fund and, to the Knowledge of the Company, each Non-Controlled Fund is in compliance with such documents, as applicable, in all material respects. The copies of audited and unaudited financial statements (including, in each case, the notes, if any, thereto) for each of the Controlled Funds for each year or other fiscal period beginning on January 1, 2014 and ending on or before December 31, 2016 that have been Made Available to Parent are true, correct and complete copies of such financial statements. Each such financial statement (A) was prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by the SEC), and (B) fairly presented (subject, in the case of the unaudited interim financial statements included therein, to normal and recurring year-end adjustments as permitted by GAAP and the applicable rules and regulations of the SEC and the absence of notes thereto) in all material respects the financial position of the applicable Fund as of the date thereof and the results of its operations and changes in net asset value for the period then ended. As of the date hereof, none of the Controlled Funds or, to the Knowledge of the Company, the Non-Controlled Funds has any suspension of investor redemptions currently in effect or imposed any “gates” or currently contemplates taking any such actions.

(d) Each existing Investment Advisory Arrangement (other than any Investment Advisory Arrangement with a Permanent Capital Vehicle) is in compliance with the Advisers Act, the Investment Company Act, if applicable, and other applicable Legal Requirements, and since January 1, 2014 (or its inception, if later), has been performed by the applicable Investment Adviser Subsidiary in accordance with its terms and applicable Legal Requirements, in each case, in all material respects. Each existing Investment Advisory Arrangement in respect of a Permanent Capital Vehicle is in compliance with the Advisers Act and other applicable Legal Requirements, and since January 1, 2014 (or its inception, if later), has been performed by the applicable Investment Adviser Subsidiary in accordance with its terms and applicable Legal Requirements in all material respects. Each existing Collateral Management Agreement as of the date hereof is in compliance with the Advisers Act and since January 1, 2014 (or its inception, if later), has been performed by the applicable Collateral Manager in accordance with its terms and applicable Legal Requirements, in each case, in all material respects. Each Client account has been managed and advised (and the fees and expenses payable thereunder have been calculated and charged) in compliance with the terms of the applicable Investment Advisory Arrangement, its investment guidelines and restrictions, any other Fund Document, the Advisers Act, the Investment Company Act, if applicable, and other applicable Legal Requirements, in each case, in all material respects; provided that no representation or warranty is made with respect to any Client account set forth on Part 2.13(d)(i) of the Disclosure Schedule as to any period prior to the commencement of an Acquired Company managing or advising such Client account. Part 2.13(d)(ii) of the Disclosure Schedule sets out, as of the date hereof, each Designated Side Letter with any investor in a Fund. Since January 1, 2014, each such Designated Side Letter or similar arrangement has been performed by the Company or applicable Subsidiary in accordance with its terms and applicable Legal Requirements, in each case, in all material respects.

(e) As of the date hereof, except as set forth in Part 2.13(e) of the Disclosure Schedule, there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened against any Company Fund or Permanent Capital Vehicle, or to which any Company Fund or Permanent Capital Vehicle is otherwise a party, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(f) With respect to each Fund, to the Knowledge of the Company, there are no material errors (other than those which have been corrected and notified to the recipients of such reports) in any financial report delivered or made available to its investors (each, a “Fund Report”) pursuant to the applicable Fund Document that have resulted in or would result in distributions to investors other than in material compliance with such Fund Document. Since the date of each Fund’s most recently delivered Fund Report, no occurrence, change or event, individually or in the aggregate with any other occurrences, changes or events, has had a material adverse effect on the ability of the Acquired Companies to perform any of their respective obligations under any Fund Document.

(g) Except as set forth in Part 2.13(g) of the Disclosure Schedule, there is no joint venture, strategic alliance, distribution, partnership, revenue share, settlement or similar Contract with a party other than the Acquired Companies, which involves a sharing of profits or expenses by or on behalf of the Acquired Companies, or payments by or on behalf of the Acquired Companies based on revenues, profits or assets under management of the Acquired Companies (including side arrangements to such effect).

(h) Except as set forth in Part 2.13(h) of the Disclosure Schedule, no Fund is: (i) an employee benefit plan, as defined in Section 3(3) of ERISA, that is subject to Title I of ERISA; (ii) a Person acting on behalf of such a plan in a fiduciary capacity under ERISA; or (iii) an entity whose assets include the assets of such a plan, within the meaning of ERISA and applicable regulations. Each such Fund has been managed by the Company or an Investment Adviser Subsidiary such that the Company has used reasonable best efforts to be in compliance in all material respects with the applicable requirements of ERISA and Section 4975 of the Code. Each Investment Adviser Subsidiary managing each such Fund are each a qualified professional asset manager (a “QPAM”) (as such term is used in Prohibited Transaction Class Exemption 84-14) (the “QPAM Exemption”) to the extent the Company or the applicable Investment Adviser Subsidiary has relied upon the QPAM Exemption for any transaction negotiated by or under the authority and general direction of the Company or the applicable Investment Adviser Subsidiary as a QPAM, and to the Knowledge of the Company, is not disqualified from relying on the QPAM Exemption with respect to such transactions due to the application of Section I(g) of the QPAM Exemption.

(i) Except as set forth in Part 2.13(i) of the Disclosure Schedule, the net asset value of each Company Fund that is a liquid fund (excluding, for the avoidance of doubt, any Permanent Capital Vehicle), as of the Base Date, is greater than the high water mark with respect to the historical net asset values of such Company Fund with respect to each investor and the net profits allocable to each investor in any such Company Fund exceed such investor’s loss carryforward amounts.

(j) (i) Each Registered Fund is duly registered with the SEC as an investment company under the Investment Company Act and no order of suspension or revocation of such registration has been issued or proceedings therefor initiated or, to the Knowledge of the Company, threatened. No Person is serving or acting as an officer, director or trustee of, or investment adviser to, a Registered Company Fund except in accordance with the provisions of the Investment Company Act and the Advisers Act.

     (ii) At least 75% of the members of the board of directors (or comparable governing body) of each Registered Fund are not “interested persons” (within the meaning of Section 2(a)(19) of the Investment Company Act) of the Acquired Company that is the investment adviser of such Registered Fund.

     (iii) All investment advisory services have been rendered to each Registered Fund pursuant to Contracts that were approved (including any subsequent annual renewals, as applicable) by the board of directors (or comparable governing body) of such Registered Fund and, to the extent required by applicable Legal Requirements, the holders of such Registered Fund’s outstanding “voting securities” (as defined in Section 2(a)(42) of the Investment Company Act), in accordance with all applicable Legal Requirements, including Section 15 of the Investment Company Act.

2.14 Liabilities. None of the Acquired Companies has, and none of the Acquired Companies is or may become responsible for performing or discharging, any accrued, contingent or other liabilities of any nature, either matured or unmatured, except for: (a) liabilities identified as such in the “liabilities” column of the balance sheet forming part of, or the footnotes to, the 2015 Financial Statements; (b) liabilities that have been incurred by the Acquired Companies since the date of the 2015 Financial Statements in the ordinary course of business; (c) liabilities for performance of obligations of the Acquired Companies under Company Contracts (provided, in the case of Material Contracts, such Contracts were Made Available to Parent prior to the date of this Agreement) and are not arising under or resulting from any breach or non-performance of such Company Contract; (d) liabilities described in Part 2.14 of the Disclosure Schedule; (e) liabilities incurred in connection with or contemplated by this Agreement and the Contemplated Transactions; and (f) liabilities that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.15 Governmental Authorizations. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Acquired Companies hold all material Governmental Authorizations necessary to enable the Acquired Companies to conduct their respective businesses in the manner in which such businesses are currently being conducted. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all such Governmental Authorizations are valid and in full force and effect, and each Acquired Company is, and at all times since January 1, 2014 has been, in compliance with the terms and requirements of such Governmental Authorizations. Since January 1, 2014 through the date hereof, to the Knowledge of the Company, none of the Acquired Companies has received any written notice or other written communication from any Governmental Body regarding: (i) any actual or possible violation of or failure to comply with any term or requirement of any such material Governmental Authorization; or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any such material Governmental Authorization, except in each case as would not be material to the Acquired Companies, taken as a whole.

2.16 Compliance with Legal Requirements.

(a) The operations of the business of the Acquired Companies (including each Investment Adviser Subsidiary) and Collateral Managers are, and since the later of (x) the date of such entity’s commencement of operations and (y) January 1, 2014, have been, conducted in accordance with all applicable Legal Requirements of all Governmental Bodies having jurisdiction over such entity or its assets, properties and operations (including by filing all reports, registrations and statements in a timely manner, together with any amendments required to be made with respect thereto, that are required to be filed under any applicable Legal Requirement, with any applicable Governmental Body (collectively, the “Reports”), and with respect to each Investment Adviser Subsidiary and Collateral Manager, by implementing written policies and procedures as required by applicable Legal Requirements (including Rules 204A-1 and 206(4)-7 under the Advisers Act and Rule 17j-l under the Investment Company Act)), except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of the Acquired Companies is registered or required to be registered as an “investment company” pursuant to the Investment Company Act.

(b) Except as set forth on Part 2.16(b) of the Disclosure Schedule, since January 1, 2014 through the date hereof, none of the Acquired Companies has received written notice from a Governmental Body of any violation (or any investigation with respect thereto) of any Legal Requirement and none of the Acquired Companies is in default with respect to any Order applicable to any of its assets, properties or operations, except for such violations or defaults as would not be material to the Acquired Companies taken as a whole.

(c) Each Investment Adviser Subsidiary and Collateral Manager is, and has been at all times since January 1, 2014, registered as an investment adviser or a relying adviser under the Advisers Act. No Subsidiary except the Investment Adviser Subsidiaries is or has been an “investment adviser” within the meaning of the Advisers Act since January 1, 2014.

(d) No Investment Adviser Subsidiary, Collateral Manager or any officer, director or employee thereof is prohibited by any provision of the Advisers Act or the Investment Company Act from acting as an investment adviser or in a similar capacity and in a manner not generally applicable to other investment advisers.

(e) Since January 1, 2014, each Form ADV or amendment to Form ADV of each Investment Adviser Subsidiary and Collateral Manager, as of the date of filing with the SEC (and with respect to Form ADV Part 2B or its equivalent, its date) did not, as of such respective date, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. At all times since January 1, 2014, the Investment Adviser Subsidiaries and Collateral Managers have been in compliance in all material respects with Rule 206(4)-2 under the Advisers Act. Since January 1, 2014, no Acquired Company or any officer, director or employee thereof has paid, directly or indirectly, a fee to any Person for soliciting business of any kind, except for payments made in compliance in all material respects with applicable Legal Requirements, including Rule 206(4)-3 under the Advisers Act. At all times since January 1, 2014, the Acquired Companies and each officer, director and employee thereof has complied in all material respects with Rule 206(4)-5 under the Advisers Act (and any other applicable “pay-to-play” Legal Requirements) and the related record keeping requirements set forth in Rule 204-2 thereof. None of the Acquired Companies or any of their “covered associates” has made a “contribution” to an “official” of a “government entity” (each as defined in Rule 206(4)-5) that has triggered the ban on the receipt of compensation contained in Rule 206(4)-5(a)(1).

(f) Complete, current and correct copies of written policies and procedures (including any final written reviews or reports under such policies and procedures documenting identified internal failures by each Investment Adviser Subsidiary and Collateral Manager and each of the employees of such Investment Adviser Subsidiaries and Collateral Managers subject thereto to comply with such policies and procedures since January 1, 2014) implemented by each Investment Adviser Subsidiary and Collateral Manager, as required by applicable Legal Requirements (including Rules 204A-1 and 206(4)-7 under the Advisers Act and Rule 17j-l under the Investment Company Act), have been delivered or Made Available to Parent and, except as otherwise noted in any such reviews or reports, to the Knowledge of the Company, since January 1, 2014, each Investment Adviser Subsidiary and each Collateral Manager has been in material compliance with such policies and procedures.

(g) None of the Acquired Companies, Collateral Managers or, to the Knowledge of the Company, any officer, director or employee thereof or any other “associated person” (as defined in the Advisers Act) or “affiliated person” (as defined in the Investment Company Act) thereof has been convicted of any crime or is, or has been subject to, any disqualification that, in either case, would be a basis for denial, suspension or revocation of registration of an investment adviser under Section 203(e) of the Advisers Act, or disqualification to serve as a broker-dealer under Section 3(a)(39) or Section 15 of the Exchange Act or disqualification to serve as an investment adviser or in any other capacity contemplated by the Investment Company Act for any Registered Fund under Sections 9(a) and 9(b) of the Investment Company Act, nor, as of the date hereof, is there any proceeding or investigation pending or, to the Knowledge of the Company, threatened, by any Governmental Body, which would reasonably be expected to become the basis for any such disqualification, denial, suspension or revocation, other than ordinary examinations by the SEC’s Office of Compliance Inspections and Examinations or Division of Investment Management (such investigations, “Ordinary Examinations”). To the Knowledge of the Company, as of the date hereof, none of the Acquired Companies is currently subject to any Ordinary Examination.

(h) The Company has Made Available to Parent a true and correct copy of each material no-action letter and exemptive order issued by any Governmental Body, to any of the Acquired Companies or Controlled Funds that remains applicable to its respective business as conducted on the date of this Agreement. To the Knowledge of the Company, the Acquired Companies and Controlled Funds are in compliance in all material respects with any such no-action letters and exemptive orders.

(i) Except as set forth in Part 2.16(i) of the Disclosure Schedule, none of the Acquired Companies is, or since January 1, 2014 through the date hereof, has been, (i) a bank, trust company, introducing broker, broker, dealer, futures commission merchant, real estate broker, insurance company or insurance broker within the meaning of any applicable Legal Requirements, or (ii) required to be registered, licensed or qualified as a bank, trust company, introducing broker, broker, dealer, futures commission merchant, real estate broker, insurance company or insurance broker under any applicable Legal Requirements. Since January 1, 2014, none of the Acquired Companies has received written notice of, and to the Knowledge of the Company there is no pending of threatened proceeding concerning, any failure to obtain any bank, trust company, introducing broker, broker, dealer, futures commission merchant, real estate broker, insurance company or insurance broker registration, license or qualification. No officer, director or employee of the Company or any Subsidiary is required to be registered as a registered representative of a broker or dealer with any Governmental Body. Other than as disclosed in Part 2.16(i) of the Disclosure Schedule, none of the Acquired Companies is or has been required to be registered as a commodity pool operator or commodity trading advisor under the Commodity Exchange Act of 1936, as amended, or has filed any notice with the National Futures Association claiming an exemption from such registration. The Company has Made Available to Parent a true, correct and complete copy of the current membership agreement, registration statement, application for exemption and any similar documentation submitted by any Acquired Company to a Self-Regulatory Organization in connection with its current membership therein.

(j) None of the Acquired Companies is subject to any cease-and-desist or other order issued by, or a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, subject to any order or directive, a recipient since January 1, 2014 of any supervisory letter from, or has adopted since January 1, 2014 any board resolutions at the request of, any Governmental Body, or been advised, since January 1, 2014 through the date hereof, by any Governmental Body that it is considering issuing or requesting any such agreement or other action or has pending or, to the Knowledge of the Company, threatened, investigation, review or disciplinary proceedings against the Acquired Companies or any Fund, or any officer, director or employee thereof. True and correct copies of all material correspondence relating to any investigation, examination, review or inquiry by any Governmental Body of (i) the Acquired Companies or any Controlled Fund or (ii) any Non-Controlled Fund to the extent in the possession of the Company or any Subsidiary, from January 1, 2014 through the date of this Agreement, have been Made Available to Parent or its Representatives, and all requests, recommendations or comments provided to any Acquired Company or Fund by a Governmental Body in connection with any such investigation, examination, review or inquiry have been appropriately addressed or responded to, as the case may be, by the Acquired Companies and the Controlled Funds and, to the Knowledge of the Company, any Non-Controlled Fund, except, in the case of clauses “(i)” or “(ii)”, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(k) None of the Acquired Companies or any Key Employee, nor as of the date hereof and to the Knowledge of the Company, any other Company Associate (i) has been indicted for or convicted of any felony or any crime involving fraud, misrepresentation or insider trading or (ii) is subject to any outstanding Order barring, suspending or otherwise limiting the right of such Person to engage in any activity conducted as part of any Acquired Company’s business as currently conducted.

(l) As of the date hereof, none of the Acquired Companies, any Controlled Fund or, to the Knowledge of the Company, any Non-Controlled Fund, Permanent Capital Vehicle or any officer or director of any such Person is or has been subject to any event specified in Rule 506(d)(1) under the Securities Act or any proceeding or event that would reasonably be expected to result in any such event that would either require disclosure under the provisions of Rule 506(e) under the Securities Act or result in disqualification under Rule 506(d)(1).

(m) To the extent required by Legal Requirement, all of the Acquired Companies have adopted and maintained “know-your-customer” and anti-money laundering programs and reporting procedures, and have complied in all material respects with the terms of such programs and procedures for detecting and identifying money laundering. Except as would not be material to the Acquired Companies taken as a whole, prior to the acceptance of any subscription agreement from any investor in any Company Fund, each Acquired Company has taken reasonable measures to confirm (either directly or indirectly through a third-party administrator or other Representative or agent) that such investor is not identified on the U.S. Department of Treasury Office of Foreign Assets Control (“OFAC”) list of Specially Designated

Nationals and Blocked Persons (the “SDN List”) or otherwise subject to sanctions administered by OFAC or owned or controlled by or acting on behalf of any Person listed on the SDN List; provided that no such representation or warranty is made with respect to any Company Fund set forth on Part 2.13(c)(i) of the Disclosure Schedule as to any period prior to the commencement of such Company Fund’s management by the Acquired Companies. None of the Acquired Companies has been subject to any enforcement or supervisory action by any Governmental Body because such procedures were considered to be inadequate by such regulator.

(n) Since January 1, 2014, none of the Acquired Companies, nor, to the Knowledge of the Company, any Person acting on behalf of the Acquired Companies, has taken or failed to take any action that would cause it to not be in material compliance with the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act, or any similar anti-bribery or anti-corruption Legal Requirements applicable to the Acquired Companies, or any rules or regulations thereunder.

2.17 Tax Matters.

(a) Each of the income and other material Tax Returns required to be filed on or before the Closing Date (taking into account any applicable extensions) by or on behalf of the Acquired Companies with any Governmental Body (the “Acquired Company Returns”): (i) has been or will be filed on or before the applicable due date (including any extensions of such due date); and (ii) is true, correct and complete in all material respects and has been prepared in all material respects in compliance with all applicable Legal Requirements. All material amounts of Taxes for which the Acquired Companies are liable have been paid.

(b) The Company Financial Statements accrue all actual and contingent liabilities for Taxes with respect to all periods through the date of this Agreement to the extent required under GAAP, except for liabilities for Taxes incurred since the date of the Company Financial Statements in the operation of the business of the Acquired Companies.

(c) No extension or waiver of the limitation period applicable to any of the Acquired Company Returns has been granted (by the Company or any other Person), and no such extension or waiver has been requested from any Acquired Company.

(d) No claim (other than deficiency notices excluded in the following sentence) or Legal Proceeding is pending or, to the Knowledge of the Company, has been threatened in writing against or with respect to any Acquired Company in respect of any material Tax. There are no unsatisfied liabilities with respect to any notice of deficiency or similar document received by any Acquired Company with respect to any material Tax (excluding (i) liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Acquired Companies and with respect to which adequate reserves for payment have been established on the Company Financial Statements and (ii) customarily received deficiency notices for state or local taxes not exceeding $7,500 per notice). There are no liens for material Taxes upon any of the assets of any of the Acquired Companies other than liens for current Taxes not yet due and payable or delinquent. None of the Acquired Companies is required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code (or any comparable provision of state or foreign Tax laws) as a result of transactions or events occurring, or accounting methods employed, prior to the Closing Date.

(e) No Tax audits or administrative or judicial proceedings are being conducted, are pending or, to the Knowledge of the Company, have been threatened in writing with respect to any Acquired Company. No claim that is currently unresolved has ever been made by any Governmental Body in a jurisdiction where an Acquired Company does not file a Tax Return that it is or may be required to file Tax Returns in that jurisdiction.

(f) Except in each case for (i) agreements or liabilities between Acquired Companies, (ii) customary agreements to indemnify lenders or security holders in respect of Taxes, (iii) with respect to the Company Funds, customary covenants to investors relating to Tax matters, (iv) the Tax Receivables Agreement, and (v) customary agreements to equalize certain expatriate employees with respect to certain Taxes: (A) there are no agreements relating to allocating or sharing of Taxes to which any Acquired Company is a party, and (B) none of the Acquired Companies is liable for Taxes of any other Person, or is currently under any contractual obligation to indemnify any Person with respect to any amounts of such Person’s Taxes or is a party to any agreement providing for payments by an Acquired Company with respect to any amount of Taxes of any other Person.

(g) Within the past two years, no Acquired Company has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(h) The Company would not be treated as a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code were it to have been a corporation for U.S. federal income tax purposes. None of the Company’s Subsidiaries that is a U.S. corporation for U.S. federal income tax purposes is a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(i) No Acquired Company has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or within the meaning of any similar Legal Requirement to which an Acquired Company may be subject (other than a group the common parent of which is any Acquired Company), or has any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law, including any arrangement for group or consortium relief or similar arrangement), or as a transferee or successor, by Contract (except such agreements as are excluded under Section 2.17(f)) or otherwise.

(j) The Company has Made Available to Parent true and complete copies of all federal Tax Returns of the Acquired Companies for all Tax years that remain open or are otherwise subject to audit.

(k) Part 2.17(k) of the Disclosure Schedule lists the U.S. federal income tax classification of each Acquired Company.

(l) The Company, at all times since its formation, has been treated as a disregarded entity or partnership for U.S. federal income tax purposes (and not as an association taxable as a corporation for U.S. federal income tax purposes, whether under Section 7704 of the Code or otherwise).

(m) No Acquired Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (ii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) occurring or generated, as applicable, prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date or (v) an election pursuant to Section 108(i) of the Code.

(n) No Acquired Company has requested or received any ruling from, or entered into any Contract or arrangement with, any Taxing Authority that: (i) requires any Acquired Company to take any action or to refrain from taking any action after the Closing Date; or (ii) would affect any material amount of Tax payable by an Acquired Company after the Closing Date. No Acquired Company is a party to any Contract or arrangement with any Taxing Authority that would be terminated or adversely affected as a result of the Contemplated Transactions.

(o) No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect any Acquired Company.

(p) No Acquired Company is a party to a gain recognition agreement under Section 367 of the Code.

(q) There is no limitation on the utilization by any Acquired Company of net operating losses, built-in losses, Tax credits, or similar items under Sections 382, 383 or 384 of the Code or comparable provisions of foreign, state or local laws (other than any such limitation arising as a result of the consummation of the Contemplated Transactions).

(r) No Acquired Company has participated in, or is currently participating in, a “Listed Transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or similar transaction under any corresponding state, local, or foreign Legal Requirement.

(s) In all material respects, each of the Acquired Companies has withheld from each payment or deemed payment made to Company Associates or to its past or present suppliers, creditors, members, shareholders or other third parties all Taxes and other deductions required to be withheld and has, within the time and in the manner required by applicable Legal Requirements, paid such withheld amounts to the proper Governmental Bodies.

(t) Each of the Acquired Companies listed on Part 2.17(t) of the Disclosure Schedule has, or as of the Closing Date will have, a valid election in effect under Section 754 of the Code.

(u) The Acquired Companies are in compliance in all material respects with all material transfer pricing requirements in all jurisdictions in which the Acquired Companies do business. None of the material transactions between the Acquired Companies is subject to adjustment, apportionment, allocation or recharacterization under Section 482 of the Code or any similar U.S. state or local or non-U.S. Legal Requirement, and all of such transactions have been effected on an arm’s length basis.

2.18 Benefit Plans.

(a) Part 2.18(a) of the Disclosure Schedule sets forth, as of the date hereof, a correct and complete list of each material Benefit Plan other than any individual offer letter, employment agreement or other Benefit Plan that covers a single individual. “Benefit Plan” means each written pension, retirement, supplemental retirement, profit-sharing, deferred compensation, stock option, employee share ownership, health and welfare, severance pay, vacation, bonus, incentive, employment, individual consulting, equity or equity-based compensation, change in control, retention, retiree medical, life insurance or other employee benefit plan, program, agreement, policy, arrangements and all other written employee benefit plans or fringe benefit plans, whether or not subject to ERISA, including each “employee benefit plan” as that term is defined in Section 3(3) of ERISA, that is maintained, sponsored or contributed to by any of the Acquired Companies for the benefit of any of their respective current or former employees, directors or consultants (who are natural persons) or for which any of the Acquired Companies has or could have any Liability; provided that in no event shall a Benefit Plan include any arrangement operated by a Governmental Body or required to be maintained pursuant to applicable Legal Requirements. Part 2.18(a) of the Disclosure Schedule separately identifies each material Benefit Plan that is a Foreign Benefit Plan and the non-U.S. jurisdiction applicable to each such Foreign Benefit Plan.

(b) For each material Benefit Plan sponsored or maintained by the Acquired Companies, the Company has Made Available to Parent the following, as of the date hereof, to the extent applicable: (i) the plan document, including any related trust documents, insurance contracts or other funding arrangements and all amendments thereto, (ii) the most recent summary plan description (and any summaries of material modifications with respect thereto), (iii) the most recent annual report on Form 5500 (with schedules and attachments), and (iv) the most recent IRS opinion or determination letter, as applicable; and (v) all material correspondence with a Governmental Body; provided that nothing in this Section 2.18(b) shall require the Company to Make Available to Parent any individual offer letter, employment agreement or other Benefit Plan that covers a single individual who is not a Key Employee.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) each Benefit Plan has been maintained and administered in compliance in all material respects with its terms and with applicable Legal Requirements, including ERISA and the Code; (ii) as of the date hereof, there are no pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course of business), actions, suits, inquiries, proceedings or lawsuits by, on behalf of against any of the Benefit Plans; (iii) as of the date hereof, there are no audits or proceedings pending or, to the Knowledge of the Company, threatened, by the IRS, the Department of Labor or other Governmental Body with respect to any Benefit Plan; (iv) each Foreign Benefit Plan has been maintained and administered in all material respects in accordance with its terms and applicable Legal Requirements and, if intended to qualify for special Tax treatment, meets all applicable requirements; (v) all employer and employee contributions to each Foreign Benefit Plan required by its terms or by applicable Legal Requirements have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction; and (vi) the fair market value of the assets of each funded Foreign Benefit Plan, the liability of each insurer for any Foreign Benefit Plan funded through insurance or the book reserve established for any Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Benefit Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations.

(d) Each of the Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code, has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the Knowledge of the Company, nothing has occurred with respect to the operation of such Benefit Plans that could reasonably be expected to cause the imposition of any material Liability or Tax under ERISA or the Code. No Benefit Plan is subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA. None of the Acquired Companies has in the past six years maintained, contributed to, or had any Liability in respect of, a plan subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA.

(e) No Benefit Plan provides medical, dental, or vision benefits with respect to current or former employees or directors of the Acquired Companies, or any spouse or dependent of any such person, in each case beyond the end of the month of their retirement or other termination of service, other than coverage (i) mandated by applicable Legal Requirements or (ii) paid at the sole expense of the employee or director (or spouse or dependent).

(f) No Acquired Company contributes to, or is required to contribute to, a Multiemployer Plan.

(g) Except as set forth on Part 2.18(a) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions will, either alone or in connection with any other event that expressly relates to the execution and delivery of this Agreement or the consummation of the Contemplated Transactions, (i) result in any payment or benefit becoming due to any current or former employee, officer, consultant (who is a natural person) or director of any of the Acquired Companies, (ii) accelerate the time of payment, funding or vesting of any employee benefits or compensation (including under any carried interest arrangement) of, or increase the amount of employee benefits or compensation (including under any carried interest arrangement) due to, any current or former employee, officer, consultant (who is a natural person) or director of any of the Acquired Companies, (iii) increase any amount of compensation or benefits otherwise payable to any current or former employee, officer, consultant (who is a natural person) or director of any of the Acquired Companies, or (iv) give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code or any excise tax owing under Section 4999 of the Code.

2.19 Labor Matters.

(a) As of the date hereof, none of the Acquired Companies is a party to any collective bargaining agreement or other labor union contract applicable to its employees, and there are no labor union or works councils representing an of its employees and, to the Knowledge of the Company, no labor union or works council is attempting to organize any such employees for the purpose of representation. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) to the Knowledge of the Company, there is no unfair labor practice charge or complaint pending before any applicable Governmental Body relating to Acquired Companies or any employee thereof; (ii) there is no labor strike, slowdown or work stoppage or lockout pending or, to the Knowledge of the Company, threatened against or affecting the Acquired Companies; (iii) there is no representation petition or proceeding pending or, to the Knowledge of the Company, threatened before any applicable Governmental Body relating to the employees of any Acquired Company; (iv) the Acquired Companies are in material compliance with all Legal Requirements relating to employment or labor, relating to the terms and conditions of current and former employees and other labor-related matters, including all Legal Requirements relating to discrimination, fair labor standards and occupational health and safety, or wrongful discharge (“Employment Laws”) and (v) to the Knowledge of the Company, as of the date hereof, no investigation by any Governmental Body responsible for the enforcement of Employment Laws is in progress and none of the Acquired Companies has received written notice from any Governmental Body responsible for the enforcement of Employment Laws of an intention to conduct an investigation of any Acquired Company following the date hereof.

(b) Since January 1, 2014, there has been no “mass layoff” or “plant closing” as defined by the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) or any similar state or local “plant closing” law, with respect to the current or former employees of Acquired Companies, other than in compliance with the WARN Act.

2.20 Insurance. The Company has Made Available to Parent a copy of all currently in-force material insurance policies and material self-insurance programs and arrangements issued to or maintained by any of the Acquired Companies that insure the business, assets and operations of the Acquired Companies as of the date hereof. Each such material insurance policy is in full force and effect. Since January 1, 2014, none of the Acquired Companies has received any notice regarding the: (a) cancellation or invalidation of any such material insurance policy; (b) denial of any material claim under any such insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any such insurance policy. With respect to each material Legal Proceeding that has been filed against the Company since December 31, 2014, to the Knowledge of the Company, the Company has provided written notice of such Legal Proceeding to the appropriate insurance carrier(s), if any and if required to do so, and no such carrier has issued a denial of coverage with respect to any such Legal Proceeding.

2.21 Affiliate Transactions. Except as set forth on Part 2.21 of the Disclosure Schedule, as of the date hereof, no Key Employee or director of the Company (or any such Person’s immediate family members or Affiliates (other than any Acquired Companies) or associates) (a) is a party to any Contract other than a Fund Document or related side letter with, or binding upon, the Acquired Companies or any of their respective assets or properties, (b) receives, directly or indirectly through its Affiliates (other than the Acquired Companies) any payment or other economic benefit from any Client, in its capacity as such, (c) has any interest (other than as an owner of Company Capital Stock) in any property owned by the Acquired Companies or (d) has engaged in any transaction involving the Company, any of Subsidiaries, or any of their respective assets or properties within the last twelve months, in each case, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act, other than, in each case, ordinary course of business employment and compensation arrangements.

2.22 Legal Proceedings; Orders. Except as set forth on Part 2.22 of the Disclosure Schedule, as of the date hereof, there is no Legal Proceeding pending, or, to the Knowledge of the Company, threatened, before any Governmental Body, or before any arbitrator of any nature, against the Acquired Companies or any of their respective assets, properties, directors, officers or employees that (i) is material to the Company or any of the other Acquired Companies or (ii) in the case of the Investment Adviser Subsidiaries and its officers, directors and employees, would terminate, suspend, limit or adversely modify any investment adviser or investment adviser representative registration, license or qualification. Except as set forth on Part 2.22 of the Disclosure Schedule, as of the date hereof, there is no material Order of any Governmental Body or any arbitrator of any nature outstanding, or, to the Knowledge of the Company, threatened, against the Acquired Companies (including any Investment Adviser Subsidiary), except for any such Order that is generally applicable to Persons engaged in the line of business to which the Acquired Companies are engaged.

2.23 Takeover Statutes. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company Organizational Documents is applicable to the Merger or the other Contemplated Transactions.

2.24 Vote Required; No Dissenting Rights. The affirmative vote of the holders of a majority of the Class A Shares and Class B Shares (voting as one class) outstanding on the record date for the Company Members’ Meeting (the “Required Company Member Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement, approve the Merger or consummate any of the other Contemplated Transactions. No dissent rights or rights to appraisals under the LLC Agreement or applicable Legal Requirements are available to any holders of Company Capital Stock as a result of the Merger and the Contemplated Transactions.

2.25 No Brokers.

(a) Except for Morgan Stanley & Co. LLC and Evercore Group L.L.C., there is no Advisor of or to the Acquired Companies or Affiliates (each such Advisor, a “Company Advisor”) who is entitled to any banking, broker’s, finder’s, success, completion or similar fee or commission in connection with this Agreement or any of the Contemplated Transactions.

(b) As of the date hereof, the Company does not anticipate that the fees and expenses of the Company Advisors incurred or to be incurred in connection with this Agreement or the Contemplated Transactions will exceed the aggregate fees and expenses set forth in Part 2.25(b) of the Disclosure Schedule. Except as expressly provided by the terms of a written agreement between the Acquired Companies and a Company Advisor that is listed in Part 2.25(b) of the Disclosure Schedule and has been made available to Parent, no Company Advisor will be entitled to any fee, expense or other amount from the Company or any Subsidiary or other Affiliate of the Company in connection with this Agreement or any of the Contemplated Transactions that includes any premium or is based in whole or in part on any fee, expense or other amount for any prior services performed by a Company Advisor that are unrelated to this Agreement or that was previously discounted or waived by such Company Advisor.

2.26 Fairness Opinion.

(a) The Company Board has received the opinion of Morgan Stanley & Co. LLC, financial advisor to the Company, to the effect that, as of the date of such opinion, and based upon and subject to the procedures, factors, limitations, qualifications and assumptions set forth therein, the Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the holders of Class A Shares (other than the Founders and their respective Affiliates). It is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied on by Parent or Merger Sub for any purpose. The Company will make available to Parent only for information purposes a copy of such opinion promptly following the execution of this Agreement.

(b) The Special Committee has received the written opinion of Evercore Group L.L.C. to the effect that, as of the date of such opinion and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Class A Shares (other than the Founders and their respective Affiliates) entitled to receive the Merger Consideration. It is agreed and understood that such opinion is for the benefit of the Special Committee and may not be relied on by Parent or Merger Sub for any purpose. The Company will make available to Parent only for information purposes a copy of such opinion promptly following the execution of this Agreement.

2.27 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a) The Acquired Companies are, and have been since January 1, 2014, in compliance with all applicable Environmental Laws. The Acquired Companies have in effect all licenses, permits and other authorizations required under all applicable Environmental Laws and are in compliance with all such licenses, permits and authorizations.

(b) As of the date hereof, to the Knowledge of the Company, the Acquired Companies have not received any written notice of violation or potential liability, written request for information, or demand letter from any Person relating to operations or properties of the Acquired Companies which would reasonably be expected to result in the Acquired Companies incurring liability under Environmental Laws. Except for as has been fully resolved with no further obligations to the Acquired Companies, none of the Acquired Companies is subject to any Orders arising under Environmental Laws. As of the date hereof, to the Knowledge of the Company, none of the Acquired Companies has received written notice of any pending or threatened administrative, civil or criminal actions, suits, proceedings or investigations which would reasonably be expected to result in the Acquired Companies incurring liability under Environmental Laws. Other than as may be set forth in a Company Lease or other lease to which an Acquired Company is a party, none of the Acquired Companies has entered into any agreement pursuant to which the Acquired Companies has assumed or will assume any liability under Environmental Laws, including any obligation for costs of remediation, of any other Person.

2.28 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is mailed to the Members or at the time of the Company Members’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder.

2.29 Bank Holding Company Act Matters. The Portfolio Companies include Opus Bank, a California state nonmember bank, and AloStar Bank of Commerce, an Alabama state nonmember bank (each, a “US Portfolio Bank”). The Acquired Companies, in the aggregate, are deemed to own less than 15.5% of any class of voting securities of Opus Bank that is issued and outstanding and less than 24.99% of any class of voting securities of AloStar Bank of Commerce that is issued and outstanding for purposes of the Bank Holding Company Act of 1956 (the “BHC Act”). No Acquired Company is a bank holding company as defined in the BHC Act or is deemed to control, as defined in the BHC Act, a US Portfolio Bank. The Acquired Companies are not deemed to own 5% or more of any class of voting securities in any bank (as defined in the BHC Act) other than the voting securities in the US Portfolio Banks.

2.30 No Other Representations of Warranties. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Section 3 hereof and the Ancillary Agreements, and except in the case of knowing and intentional fraud, (i) none of the Parent or Merger Sub makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement and the Company is not relying on any representation or warranty of any Person except for those expressly set forth in this Agreement and the Ancillary Agreements to which Parent, Merger Sub, Sponsor or Guarantor is a party, and (ii) no Person has been authorized by either Parent or Merger Sub to make any representation or warranty relating to itself or its business or otherwise in connection with this Agreement and Merger, and if made, such representation or warranty shall not be relied upon by the Company as having been authorized by such entity.

Section 3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

3.1 Due Organization. Parent and Merger Sub are legal entities duly organized, validly existing and in good standing under the laws of the jurisdiction in which they were formed (in the case of good standing, to the extent such jurisdiction recognizes such concept).

3.2 Authority; Binding Nature of Agreement. Parent and Merger Sub have the limited partnership or limited liability company, as applicable, power and authority to enter into and perform their obligations under this Agreement and to consummate the Contemplated Transactions; and the execution, delivery and performance by Parent and Merger Sub of this Agreement have been duly authorized by any necessary action on the part of Parent and Merger Sub and their respective boards of directors. This Agreement has been duly executed and delivered and, assuming due execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to the Equitable Exception. Parent and Merger Sub have made available correct and complete copies of the certificate of limited partnership, limited partnership agreement, certificate of formation, limited liability company agreement or other organizational documents of Parent and Merger Sub.

3.3 No Vote Required. No member or shareholder vote of the Parent is required to authorize the Merger.

3.4 Non-Contravention; Consents. Neither the execution and delivery of this Agreement by Parent and Merger Sub nor the consummation by Parent and Merger Sub of the Merger will: (a) violate, conflict with or result in any breach of the certificate of limited partnership, limited partnership agreement, certificate of formation, limited liability company agreement or other organizational document of Parent or Merger Sub; (b) result in a violation by Parent or Merger Sub of any Legal Requirement or Order to which Parent or Merger Sub is subject; or (c) violate, conflict with or result in a breach of or constitute (with due notice or lapse of time or both) a default under or result in or give to others any rights of termination, modification, amendment, vesting or cancelation of or under, acceleration, revocation or suspension of any Contract to which Parent or Merger Sub is a party, except for any violation that will not prevent or materially impair or delay the ability of Parent to consummate the Merger. Except as may be required by the Exchange Act, the Act, the HSR Act, the DPA (with respect to the filing of the CFIUS Notice and the receipt of the CFIUS Clearance), the ITAR Pre-Notification Requirement and any foreign antitrust Legal Requirement, or any Consent required to be made or obtained by the Acquired Companies, neither Parent nor Merger Sub was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with: (i) the execution, delivery or performance of this Agreement; or (ii) the consummation of the Merger or any of the other Contemplated Transactions.

3.5 Equity Commitment Letter; Equity Financing; Sufficiency of Funds; Guarantee.

(a) Parent has delivered to the Company a true, correct and complete copy of the executed equity commitment letter, dated as of the date of this Agreement (the “Equity Commitment Letter”) from the Sponsor pursuant to which the Sponsor has committed to invest the amounts set forth therein (the “Equity Financing”). The Equity Commitment Letter provides, and will continue to provide, that the Company is a third party beneficiary thereof. The Equity Commitment Letter is, as of the date hereof, in full force and effect and has not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect. The Equity Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of Parent and Merger Sub and, to the Knowledge of Parent, the other parties thereto. There are no side letters or other agreements, contracts or arrangements relating to the Equity Commitment Letter (and the transactions contemplated thereby) between Parent and Merger Sub, on the one hand, and the Sponsor, on the other hand. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub under any term, or a failure of any condition, of the Equity Commitment Letter or otherwise result in any portion of the Equity Financing contemplated thereby to be unavailable. Neither Parent nor Merger Sub has reason to believe that it could be unable to satisfy on a timely basis any term or condition of the Equity Commitment Letter required to be satisfied by it (subject to the satisfaction of the conditions in Section 6). Parent and/or Merger Sub have fully paid any and all commitment fees or other fees required by the Equity Commitment Letter to be paid on or before the date of this Agreement. Subject to the satisfaction of the conditions in Section 6, and subject to the satisfaction of the conditions of the Equity Financing, the aggregate proceeds from the Equity Financing, are sufficient to fund all of the amounts required to be provided by Parent for the consummation of the Contemplated Transactions, and are sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement, including the payment of the Merger Consideration in respect of each Class A Share and the payment of all associated costs and expenses of the Merger (including any repayment or refinancing of indebtedness of Parent, Merger Sub or the Company required in connection therewith), and the satisfaction of the payment obligations of FIG Corp. and FIG Asset Co. LLC pursuant to the Founders’ Agreement as specified therein. There are no conditions precedent or other contingencies related to the funding or investing, as applicable, of the full amount of the Equity Financing, other than as expressly set forth in the Equity Commitment Letter.

(b) Concurrently with the execution of this Agreement, Parent and Merger Sub have delivered to the Company the Guarantee of the Guarantor, dated as of the date hereof, in respect of all the payment obligations of Parent or Merger Sub pursuant to this Agreement and all liabilities and damages payable by Parent or Merger Sub arising under or in connection with this Agreement. The Guarantee is in full force and effect and is a valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms (subject to the Equitable Exception), and no event has occurred which, with or without notice, lapse of time or both, could constitute a default on the part of the Guarantor under such Guarantee.

3.6 No Broker. No broker, finder or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission from Parent or Merger Sub in connection with this Agreement, the Merger or the other Contemplated Transactions other than J.P. Morgan Securities LLC.

3.7 Information Supplied. None of the information to be supplied by or on behalf of Parent for inclusion in the Proxy Statement will, at the time the Proxy Statement is mailed to the Members or at the time of the Company Members’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

3.8 Merger Sub. Parent is the sole holder of limited liability company interests in Merger Sub. Since its date of formation, Merger Sub has not carried on any business nor conducted any operations other than in connection with the execution of this Agreement, the performance of its obligations hereunder and matters ancillary to the Contemplated Transactions.

3.9 Legal Proceedings. As of the date hereof, there is no Legal Proceeding pending, or, to the Knowledge of Parent or Merger Sub, threatened, before any Governmental Body, or before any arbitrator of any nature, against Parent, Merger Sub, Sponsor or any of their respective Affiliates, directors, officers or employees that would reasonably be expected to prevent or materially impair or delay the ability of Parent timely to consummate the Merger.

3.10 Ownership of Company Stock. As of the date hereof, none of Parent or Merger Sub or their respective Subsidiaries, Affiliates or associates is a beneficial owner of any Company Capital Stock or has any rights to acquire any shares of capital stock of the Company (except pursuant to this Agreement).

3.11 Relationship Between Parent and Sponsor. As of the date hereof and, except to the extent permitted by Section 5.16, from the date hereof through the Closing, all limited partnership interests in Parent are beneficially and directly owned by Sponsor and its Affiliates. The general partner interest is beneficially and directly owned by the Sponsor.

3.12 Bank Holding Company Act Matters. None of Parent, Sponsor or their Affiliates is a bank holding company as defined in the BHC Act or, directly or indirectly, owns, controls or has the power to vote any securities of a US Portfolio Bank for purposes of the BHC Act.

3.13 Acknowledgement of Disclaimer of Other Representations and Warranties. Parent and Merger Sub each acknowledges and agrees that, except for the representations and warranties expressly set forth in Section 2 hereof and the Ancillary Agreements, and except in the case of knowing and intentional fraud, (x) none of the Acquired Companies makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement and Parent and Merger Sub are not relying on any representation or warranty of any Person except for those expressly set forth in this Agreement and the Ancillary Agreements to which an Acquired Company is a party, (y) no Person has been authorized by any Acquired Company to make any representation or warranty relating to itself or its business or otherwise in connection with this Agreement and Merger, and if made, such representation or warranty shall not be relied upon by Parent or Merger Sub as having been authorized by such entity and (z) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Merger Sub or any of their Representatives, including any materials or information made available to Parent and/or its Representatives in connection with presentations by the Company’s management, are not and shall not be deemed to be or include representations or warranties. Each of Parent and Merger Sub acknowledges that it has conducted, to its satisfaction, its own independent investigation of the condition, operations and business of the Acquired Companies and, except in the case of knowing and intentional fraud, in making its determination to proceed with the transactions contemplated by this Agreement, including the Merger, each of Parent and Merger Sub has relied solely on the results of its own independent investigation and the terms of this Agreement and has not relied directly or indirectly on any materials or information made available to Parent and/or its Representatives by or on behalf of the Acquired Companies.

Section 4. CERTAIN COVENANTS OF THE COMPANY

4.1 Access and Investigation. During the period from the date of this Agreement through the Effective Time (the “Pre-Closing Period”), the Company shall, and shall use reasonable best efforts to cause the respective Representatives of the Acquired Companies to, upon reasonable prior notice and during normal business hours: (i) provide Parent and its Representatives with reasonable access to the Acquired Companies’ Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies; and (ii) provide Parent and its Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies, and with such additional financial, operating and other data and information regarding the Acquired Companies, as Parent may reasonably request (in each case, in a manner so as to not interfere in any material respect with the normal business operations of the Acquired Companies). During the Pre-Closing Period, the Company shall, and shall use reasonable best efforts to cause the Representatives of each of the Acquired Companies to, permit Parent’s officers to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers of the Company to discuss such matters as Parent may deem necessary or appropriate in order to enable Parent to consummate the Contemplated Transactions. Without limiting the generality of any of the foregoing, but subject to applicable Legal Requirements, during the Pre-Closing Period, the Company shall reasonably promptly provide Parent with copies of:

(a) any written materials or communications sent by or on behalf of the Company to its Members (other than those filed with the SEC and available on EDGAR);

(b) any written materials prepared for the Company’s New Products Committee;

(c) any notice, report or other document filed with or sent to any Governmental Body on behalf of any of the Acquired Companies in connection with the Merger or any of the other Contemplated Transactions; and

(d) any material notice, report or other document received by any of the Acquired Companies from any Governmental Body.

Notwithstanding the foregoing, the Company shall not be required to permit such access or make such disclosure, to the extent it determines, after consultation with outside counsel, that such disclosure or access would reasonably be likely to (i) violate the terms of any confidentiality agreement or other Company Contract with a third party, in each case, that was in effect prior to the execution of this Agreement (provided that the Company shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure or develop an alternative method of providing such information to Parent); (ii) result in the loss of any attorney-client privilege (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege or develop an alternative method of providing such information to Parent); (iii) violate any Legal Requirement (provided that the Company shall use its reasonable best efforts to provide such access or make such disclosure in a manner that does not violate such Legal Requirement or develop an alternative method of providing such information to Parent); or (iv) require access to competitively or commercially sensitive information or information relating to the Acquired Companies’ analysis or consideration of the Contemplated Transactions or the valuation of the Acquired Companies. Notwithstanding anything contained in this Agreement to the contrary, the Company shall not be required to provide any access or make any disclosure to Parent pursuant to this Section 4.1 to the extent such access or information is reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties. All information exchanged pursuant to this Section 4.1 shall be subject to the Confidentiality Agreement.

4.2 Operation of the Company’s Business.

(a) During the Pre-Closing Period, except (i) as set forth in the Disclosure Schedule, (ii) as required or expressly permitted by this Agreement, (iii) as required by applicable Legal Requirement, or (iv) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed): (A) the Company shall ensure that each of the Acquired Companies conducts its business and operations in the ordinary course of business; and (B) the Company shall use reasonable efforts to ensure that each of the Acquired Companies preserves intact its current business organization and maintains its relations and goodwill with all suppliers, customers, strategic partners, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with the respective Acquired Companies; provided, however, that, no action or failure to take action with respect to matters specifically addressed by any of the provisions of clause “(b)” below shall constitute a breach under this clause “(a)” unless such action or failure to take action would constitute a breach of such provision of clause “(b)” below.

(b) During the Pre-Closing Period, except (w) as expressly set forth in the Disclosure Schedule, (x) as required by applicable Legal Requirement, or (y) with the prior written consent of Parent (which in the case of Sections 4.2(b)(viii), (ix), (x), (xi), (xii), (xiii), (xv), (xvi), (xviii), and (solely related to the foregoing) (xxii), shall not be unreasonably withheld, conditioned or delayed but, in all other circumstances, may be granted or withheld in Parent’s sole discretion), the Company shall not, and the Company shall cause each of its Subsidiaries not to:

(i) (A) amend or waive or propose to amend or waive the Company Organizational Documents or (B) amend or propose to amend in any material respect the organizational documents of any of its Subsidiaries, except, in the case of each of the foregoing clauses “(A)” and “(B)”, as may be required by applicable Legal Requirements (provided that, for the avoidance of doubt, this Section 4.2(b)(i) shall not restrict the creation of Subsidiaries in the ordinary course of business);

(ii) declare, set aside or pay any dividend or make any other distribution (whether in cash, shares or otherwise) in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (other than (A) Permitted Dividends, (B) dividends or other distributions by an Acquired Company to another Acquired Company wholly-owned by one or more other Acquired Companies and (C) acquisitions, or deemed acquisitions, of equity securities of the Acquired Companies in connection with (1) the withholding of equity securities to satisfy Tax obligations with respect to the vesting or settlement of awards under the Company Equity Plans and (2) forfeitures of awards under the Company Equity Plans);

(iii) sell, issue, grant or authorize the sale, issuance or grant by the Company or any Subsidiary of: (A) any capital stock or other security; (B) any option, restricted share unit, deferred share unit, restricted share award or other equity-based compensation award (whether payable in cash, share or otherwise), call, warrant or right to acquire any capital share or other security; or (C) any instrument convertible into or exchangeable for any capital share or other security (except that the Company may issue Class A Shares upon the vesting of or delivery of shares pursuant to Company RSUs outstanding as of the date of this Agreement);

(iv) enter into any Contract with respect to the voting of any Company Capital Stock;

(v) split, divide, subdivide, combine, consolidate or reclassify any of its capital stock or issue or authorize the issuance of any securities in lieu of or in substitution for shares of its capital stock;

(vi) except as required or expressly permitted by this Agreement, amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company’s stock option or equity compensation plans or any provision of any Contract evidencing any outstanding stock option, any outstanding restricted share unit or any restricted share purchase agreement, or otherwise modify any of the terms of any outstanding equity-based compensation award, warrant or other security or any related Contract;

(vii) adopt, approve or implement any “poison pill” or similar rights plan or related agreement;

(viii) acquire (whether by way of merger, consolidation, share exchange, business combination, amalgamation, acquisition of stock, acquisition of assets or otherwise) any Person or any division thereof, except for acquisitions not in excess of $5,000,000 in the aggregate (provided that, for the avoidance of doubt, this Section 4.2(b)(viii) shall not restrict the creation of Subsidiaries in the ordinary course of business);

(ix) make any capital expenditure in excess of $1,000,000 in the aggregate, except for expenditures contemplated by the capital budget set forth in Part 4.2(b)(ix) of the Disclosure Schedule;

(x) other than in the ordinary course of business (and except with respect to any Fund Document (and any related side letter) or Investment Advisory Arrangement): (A) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Material Contract, except as permitted pursuant to clause “(xii)” below; or (B) amend in any material respect or terminate, or waive any material right or remedy under, any Material Contract;

(xi) lease or license any right or other asset from any other Person or sell or otherwise dispose of, or lease or license, any right or other asset to any third party (except in each case for assets with a fair market value not in excess of $2,000,000 in the aggregate with respect to all such leases, licenses or dispositions), provided that the foregoing shall not prohibit the Acquired Companies from taking any such actions with respect to investment assets in the ordinary course of business;

(xii) (A) other than (x) drawings under the Company’s revolving line of credit (i) to provide capital for seed investments into new Funds or bridge financing for Fund investment activities, (ii) up to an aggregate amount of $80,000,000 for the purposes set forth on Part 4.2(b)(xii) of the Disclosure Schedule or (iii) up to an aggregate amount of $25,000,000 for general purposes, or (y) the incurrence of other indebtedness up to an aggregate amount of $10,000,000, incur any indebtedness for borrowed money, issue or sell any debt securities or rights to acquire any debt securities of the Company or such Acquired Company, guarantee any such indebtedness or any debt securities of another Person or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person, other than any such indebtedness incurred in connection with the refinancing of any indebtedness existing on the date of this Agreement or permitted to be incurred, assumed or otherwise entered into hereunder; or (B) make any loans to any Person, provided that the foregoing shall not prohibit any Acquired Company from making any such loan (1) taking the form of a loan or advance to any employee of any Acquired Company in accordance with applicable Legal Requirements up to an aggregate amount (for all employees taken together) of $2,000,000, (2) that constitutes the extension of credit to any customer or client of any Acquired Company so long as such extension of credit is made by any Acquired Company in the ordinary course of business, or (3) that is in connection with an investment in Company Funds in the ordinary course of business;

(xiii) pledge any of the assets of an Acquired Company or otherwise permit any assets of an Acquired Company to become subject to any Encumbrance (other than Permitted Encumbrances or Encumbrances imposed by applicable securities laws), except for pledges of assets (A) made in the ordinary course of business or (B) not to exceed an aggregate amount of $5,000,000;

(xiv) except as expressly permitted by the Founders Agreement or Section 4.2(b)(xix), and except (A) as otherwise required by any existing Benefit Plan or applicable Legal Requirements, or (B) in the ordinary course of business (including in respect of the hiring, retention or termination of any employee of an Acquired Company, other than a Key Employee, during the Pre-Closing Period) (a) increase or grant any increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any bonus to, any current or former employee, director or independent contractor who has an annual expected compensation in excess of $500,000, (b) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor, (c) enter into, materially amend or terminate any Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted a Benefit Plan if it had been in effect on the date of this Agreement, (d) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Benefit Plan; or (e) hire or terminate (other than for cause) any Key Employee;

(xv) make, change or revoke any material Tax election (other than in the ordinary course of business), settle or compromise any material Tax claim or liability, change (or make a request to any Governmental Body to change) any material aspect of its method of accounting for Tax purposes, file any amended material Tax Return, prepare any Tax Return in a manner that is inconsistent with the past practice of the Acquired Companies, surrender any claim for a refund of a material amount of Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment (other than such extensions occurring pursuant to extensions of the time to file any Tax Return);

(xvi) except as permitted by Section 5.11 and except for claims and litigation with respect to which an insurer (but no Acquired Company) has the right to control the decision to settle, settle, compromise or release any Legal Proceeding to which an Acquired Company is a party or is threatened to be made a party (except with respect to (A) non-material disputes as may arise from time to time in the Acquired Companies’ ordinary course of business and

(B) settlements, compromises or releases that involve the payment of monetary damages (excluding monetary damages that are fully covered by the Company’s insurance policies) in an amount not in excess of $2,000,000 individually, or $5,000,000 in the aggregate, by any Acquired Company, in each case, that involve only the payment of monetary damages);

(xvii) enter into any material transaction with any of its Affiliates (other than the Company and any Company Subsidiary) other than pursuant to written arrangements in effect on the date of this Agreement and excluding any employment, compensation or similar arrangements otherwise permitted pursuant to this Section 4.2(b);

(xviii) enter into any material new business line outside of the investment management or investment advisory business;

(xix) notwithstanding Section 4.2(b)(xiv) and except as otherwise required by any existing Benefit Plan or applicable Legal Requirements, determine, declare, communicate or pay any bonus with respect to the fiscal year ended December 31, 2016 or otherwise in excess of the aggregate amount set forth on Part 4.2(b)(xix) of the Disclosure Schedule;

(xx) adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization of any of the Acquired Companies;

(xxi) permit any amendment or modification of the terms of, or waiver under, any Investment Advisory Agreement or Fund Document or any other accommodation, in each case, in connection with obtaining any consent solicited pursuant to Section 5.3 of this Agreement; or

(xxii) agree or commit to take any of the actions described in clauses “(i)” through “(xxi)” of this Section 4.2(b).

(c) Nothing contained in this Agreement shall give to Parent or Merger Sub, directly or indirectly, rights to control or direct the operations of the Acquired Companies prior to the Closing Date. Prior to the Closing Date, the Acquired Companies shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of their operations.

(d)

(i) During the Pre-Closing Period, the Company shall promptly notify Parent, in writing, of the occurrence or non-occurrence of any event, condition, fact or circumstance that has resulted in or would reasonably be expected to result in the failure to satisfy or be able to satisfy any of the conditions set forth in Section 6. Without limiting the generality of the foregoing, the Company shall promptly advise Parent in writing of any Legal Proceeding or material claim threatened, commenced or asserted against or with respect to any of the Acquired Companies. No notification given to Parent pursuant to this Section 4.2(d) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement or any of the remedies available to Parent hereunder.

(ii) During the Pre-Closing Period, Parent shall promptly notify the Company, in writing of the occurrence or non-occurrence of any event, condition, fact or circumstance that has resulted in or would reasonably be expected to result in the failure to satisfy or be able to satisfy any of the conditions set forth in Section 7. No notification given to the Company pursuant to this Section 4.2(d) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent contained in this Agreement or any of the remedies available to the Company hereunder.

(e) Except as required or expressly permitted by this Agreement, as required by applicable Legal Requirements or with the prior written consent of the Company, from the date of this Agreement to the Effective Time, each of Parent and Merger Sub shall not take any actions or omit to take any actions that would or would be reasonably likely to materially impair, interfere with, hinder or materially delay the ability of Parent, the Company or Merger Sub to consummate the Merger and the other Contemplated Transactions in accordance with the terms of this Agreement.

4.3 No Solicitation.

(a) The Company shall not (and shall not resolve or propose to) directly or indirectly, and shall ensure that the other Acquired Companies and its and their respective officers, directors and financial advisors do not, and shall use reasonable best efforts to ensure that all Representatives (other than officers, directors and financial advisors) of the Acquired Companies do not (and do not resolve or propose to) directly or indirectly: (i) solicit, initiate, induce or knowingly facilitate, encourage or assist (it being understood and agreed that answering unsolicited phone calls shall not be deemed to “knowingly facilitate, encourage or assist” for purposes of, or otherwise constitute a violation of, this Section 4.3) the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or the making of any proposal that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish or otherwise provide access to any non-public information regarding any of the Acquired Companies to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; or (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry (except to disclose the existence of this Section 4.3 and this Agreement). For purposes of this Section 4.3, the term “Person” means any person, corporation, entity or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or Sponsor or any of their respective Subsidiaries or Representatives.

(b) Notwithstanding anything to the contrary contained in Section 4.3(a), prior to the adoption of this Agreement by the Required Company Member Vote, the Company may, through itself, its Affiliates and Representatives, furnish non-public information regarding the Acquired Companies to, and may (and, at the direction of the Special

Committee, shall) enter into discussions or negotiations with, any Person (and such Person’s Affiliates and Representatives) in response to a bona fide, written Acquisition Proposal that was unsolicited after the date of this Agreement and that is submitted to the Company by such Person (and not withdrawn) if: (i) such Acquisition Proposal did not result from a breach of this Section 4.3 and (ii) the Company Board (acting upon the recommendation of the Special Committee to take such action) or the Special Committee determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Offer; (iii) the Company Board (acting upon the recommendation of the Special Committee to take such action) or the Special Committee determines in good faith, after having taken into account the advice of outside legal counsel, that the failure to take such action would be inconsistent with the Company Board’s or the Special Committee’s fiduciary obligations under applicable Delaware law or Sections 5.20(a), 5.23 or 5.24 of the LLC Agreement; and (iv) prior to furnishing any such non-public information to, or entering into discussions or negotiations with, such Person, the Company: (A) gives Parent written notice of the identity of such Person and of the Company’s intention to furnish non-public information to, or enter into discussions or negotiations with, such Person; and (B) receives from such Person, and delivers to Parent a copy of, an executed confidentiality agreement containing customary limitations on the use and disclosure of all non-public written and oral information furnished to such Person by or on behalf of the Acquired Companies and other provisions (1) no less favorable to the Company than the provisions of the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement and (2) expressly providing that nothing therein will restrict the Company from complying with the provisions of this Section 4.3 or Section 5.2, and, substantially concurrently with the furnishing of any non-public information to such Person, the Company furnishes such non-public information to Parent (to the extent such non-public information has not been previously furnished by the Company to Parent).

(c) If the Company, any other Acquired Company or any Representative of any Acquired Company receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than 24 hours after receipt of such Acquisition Proposal or Acquisition Inquiry): (i) advise Parent in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry and the material terms and conditions thereof); and (ii) provide Parent with copies of all material documents and communications received by any Acquired Company or any Representative of any Acquired Company setting forth the terms and conditions of, or otherwise relating to, such Acquisition Proposal or Acquisition Inquiry. The Company shall keep Parent reasonably and promptly informed with respect to the status of any such Acquisition Proposal or Acquisition Inquiry and any modification or proposed modification thereto, and shall promptly (and in no event later than 24 hours after transmittal or receipt of any material correspondence or communication) provide Parent with a copy of any material correspondence or communication between or otherwise involving: (A) any Acquired Company or any Representative of any Acquired Company; and (B) the Person that made or submitted such Acquisition Proposal or Acquisition Inquiry; provided that, for the sake of clarity, it is understood and agreed that all such information and communications shall be subject to the Confidentiality Agreement.

(d) The Company shall, and shall ensure that the other Acquired Companies and each Person that is a Representative of any of the Acquired Companies, immediately cease and cause to be terminated any existing solicitation, encouragement, discussions or negotiations with any Person relating to any Acquisition Proposal or Acquisition Inquiry.

(e) The Company: (i) agrees that it will not, and shall ensure that each other Acquired Company will not release or permit the release of any Person from, or amend, waive or permit the amendment or waiver of any provision of, any “standstill” or similar agreement or provision to which any of the Acquired Companies is or becomes a party or under which any of the Acquired Companies has or acquires any rights, and (ii) will use its reasonable best efforts to enforce or cause to be enforced each such agreement or provision at the request of Parent; provided, however, that the Company may (and, at the direction of the Special Committee, shall) release a Person from, or amend or waive any provision of, any “standstill” agreement or provision if: (A) the Company Board (acting upon the recommendation of the Special Committee to take such action) or the Special Committee determines in good faith, after having taken into account the advice of outside legal counsel, that the failure to release such Person from such agreement or provision or amend such agreement or waive such provision would be inconsistent with the Company Board’s or the Special Committee’s fiduciary obligations under applicable Delaware law or Sections 5.20(a), 5.23 or 5.24 of the LLC Agreement; and (B) the Company provides Parent with written notice of the Company’s intent to take such action at least two business days before taking such action.

(f) Promptly after the date of this Agreement, the Company shall: (i) request each Person that has executed a confidentiality or similar agreement in connection with such Person’s consideration of a possible Acquisition Proposal or investment in any Acquired Company to return or destroy all confidential information previously furnished to such Person by or on behalf of any of the Acquired Companies; and (ii) prohibit any third party from having access to any physical or electronic data rooms relating to a possible Acquisition Proposal.

(g) The Company acknowledges and agrees that any action that if taken by the Company would constitute a breach of any provision set forth in this Section 4.3 or Section 5.2 is taken by any Representative of any of the Acquired Companies, whether or not such Representative is purporting to act on behalf of any of the Acquired Companies (but provided that, with respect to Representatives of the Acquired Companies who are attorneys, accountants, consultants and financial advisors, such Person has been engaged by the Company in connection with the Contemplated Transactions), shall be deemed to constitute a breach of such provision by the Company.

Section 5. ADDITIONAL COVENANTS OF THE PARTIES

5.1 Proxy Statement. As promptly as practicable after the date of this Agreement, but in any event no later than 10 business days following the Equity Syndication Period End Date, the Company shall prepare and cause to be filed with the SEC, in preliminary form, a proxy statement relating to the Company Members’ Meeting (together with any amendments or supplements thereto, the “Proxy Statement”). The Company shall consult with Parent and provide Parent and its counsel a reasonable opportunity to review and comment on the Proxy Statement and any amendments or supplements thereto (and to review and comment on any comments of the SEC or its staff on the Proxy Statement or any amendments or supplements thereto), and shall reasonably consider all comments made by Parent, prior to the filing thereof. The Company shall promptly provide Parent and its legal counsel with a copy or a description of any comments received by the Company or its legal counsel from the SEC or its staff with respect to the Proxy Statement or any amendment or supplement thereto, and shall respond as promptly as practicable to any such comments. If any event relating to any of the Acquired Companies occurs, or if the Company becomes aware of any information, that should be disclosed in an amendment or supplement to the Proxy Statement, then the Company shall promptly inform Parent thereof and shall promptly file such amendment or supplement with the SEC and, if appropriate, mail such amendment or supplement to the Members. Parent shall provide the Company with such information for inclusion in the Proxy Statement as reasonably requested by the Company, and if any event relating to any of Parent, Merger Sub, Sponsor or Guarantor occurs, or if Parent becomes aware of any information, that should be disclosed in an amendment or supplement to the Proxy Statement, then Parent shall promptly inform the Company thereof. The Company, commencing upon the submission to the SEC of the Proxy Statement in accordance with the first sentence of this Section 5.1, shall use reasonable best efforts to, on a weekly basis, run a broker search for a deemed record date of 20 business days after the date of such search.

5.2 Company Members’ Meeting.

(a) The Company shall, as promptly as reasonably practicable (and in any event within five business days following the Proxy Statement Clearance Date), (i) in compliance with applicable Legal Requirements, and by resolutions of the Company Board, establish the earliest reasonably practicable record date (the “Record Date”) for a meeting of the holders of Class A Shares and Class B Shares (including any adjournment or postponement thereof, the “Company Members’ Meeting”) for the purpose of obtaining the Required Company Member Vote (and shall not change such Record Date without the written consent of Parent, such consent not to be unreasonably withheld), (ii) by resolutions of the Company Board establish the earliest reasonably practicable date for the Company Members’ Meeting; provided, however, that, except as otherwise provided herein, the Company Members’ Meeting will not be held more than 40 days after the Proxy Statement Clearance Date without the prior consent of Parent, and (iii) mail to the holders of Class A Shares and Class B Shares as of the Record Date the Proxy Statement; provided further, that the Company may postpone the Company Members’ Meeting in compliance with Delaware Legal Requirements (x) if there are holders of an insufficient number of Class A Shares and Class B Shares present or represented by proxy at the Company Members’ Meeting to constitute a quorum at such meeting (in which case the Company shall, and shall instruct its proxy solicitor to use reasonable best efforts to, solicit as promptly as practicable the presence, in person or by proxy of a quorum), but only until there are a sufficient number of Class A Shares and Class B Shares present or represented to obtain such a quorum, and in no event more than 10 days after the date originally scheduled for the Company Members’ Meeting, or (y) for one or more successive postponements where the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee has determined in good faith after consultation with outside counsel that the failure to take such action would be inconsistent with its fiduciary duties to the holders of Class A Shares and Class B Shares under Delaware law, Sections 5.20(a), 5.23 or 5.24 of the LLC Agreement, or

applicable securities laws, and then only for so long as the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee has determined in good faith after consultation with outside counsel, that such action is reasonably necessary to give the holders of Class A Shares and Class B Shares the required time to evaluate any applicable information or disclosure; provided, that with respect to items (x) and (y) above, the Company shall use its reasonable best efforts to reconvene and hold a Company Members’ Meeting as promptly as reasonably practicable. Subject to the foregoing, the Company shall duly call, convene and hold the Company Members’ Meeting as promptly as reasonably practicable after the Proxy Statement Clearance Date.

(b) Subject to Section 5.2(d): the Proxy Statement shall include a statement to the effect that (i) the Company Board (acting upon the unanimous recommendation of the Special Committee that the Merger is advisable and fair to and in the best interests of the Company and its Members (other than the Founders and their respective Affiliates)) has unanimously determined and believes that the Merger is advisable and fair to and in the best interests of the Company and its Members (other than the Founders and their respective Affiliates); (ii) the Company Board (acting upon the unanimous recommendation of the Special Committee to take such action) has unanimously approved and adopted this Agreement and unanimously approved the transactions contemplated hereby and the Merger, in accordance with the requirements of the Act; and (iii) the Company Board recommends that the Members vote to adopt this Agreement at the Company Members’ Meeting (the determination by the Company Board and the Special Committee referred in the foregoing is collectively referred to as the “Company Board Recommendation”).

(c) Neither the Company Board nor any committee thereof (including the Special Committee) shall: (i) except as provided in Section 5.2(d), withdraw or modify in a manner adverse to Parent or Merger Sub, or permit the withdrawal or modification in a manner adverse to Parent or Merger Sub of, the Company Board Recommendation; (ii) recommend the approval, acceptance or adoption of, or approve, accept or adopt, any Acquisition Proposal; (iii) approve or recommend, or cause or permit any Acquired Company to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar document or Contract constituting, or that contemplates or is intended or would reasonably be expected to result directly or indirectly in, an Acquisition Transaction, other than a confidentiality agreement referred to in clause “(iv)(B)” of Section 4.3(b); or (iv) resolve, agree in writing or publicly propose to, or permit any Acquired Company or any Representative of any Acquired Company to agree or publicly propose to, take any of the actions referred to in this Section 5.2(c).

(d) Notwithstanding anything to the contrary contained in Section 4.3(a) or clause “(i)” of Section 5.2(c), at any time prior to the adoption of this Agreement by the Required Company Member Vote, the Company Board (acting upon the recommendation of the Special Committee to take such action) may (and if so directed by the Special Committee, shall) withdraw or modify the Company Board Recommendation and, in the case of clause “(i)” below, also take action pursuant to Section 8.1(h):

(i) if: (A) a bona fide, written Acquisition Proposal that was unsolicited after the date of this Agreement is made to the Company and is not withdrawn; (B) such Acquisition Proposal did not result from a breach of Section 4.3; (C) the Company provides Parent, at least 24 hours (or such shorter notice period provided to the members of the Special Committee and/or the Company Board) prior to any meeting of the Special Committee and/or the Company Board at which the Special Committee and/or the Company Board will consider and determine whether such Acquisition Proposal is a Superior Offer, with a written notice specifying the date and time of such meeting, the reasons for holding such meeting, the material terms and conditions of the Acquisition Proposal that is the basis of the potential action by the Special Committee and the Company Board (including a copy of any draft Contract relating to such Acquisition Proposal) and the identity of the Person making such Acquisition Proposal; (D) the Company’s Board (acting upon the recommendation of the Special Committee to take such action) or the Special Committee determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and the advice of outside legal counsel, that such Acquisition Proposal constitutes a Superior Offer; (E) the Company Board (acting upon the recommendation of the Special Committee to take such action) or the Special Committee determines in good faith, after having taken into account the advice of outside legal counsel, that, in light of such Superior Offer, the failure to withdraw or modify the Company Board Recommendation would be inconsistent with the Company Board’s or the Special Committee’s fiduciary obligations under applicable Delaware law or Sections 5.20(a), 5.23 or 5.24 of the LLC Agreement; (F) no less than three business days prior to withdrawing or modifying the Company Board Recommendation or taking action pursuant to Section 8.1(h), the Company Board (at the direction of the Special Committee) or the Special Committee delivers to Parent a written notice (a “Recommendation Change Notice”): (1) stating that the Company has received a Superior Offer that did not result from or arise out of a breach of Section 4.3; (2) stating that the Company Board (acting upon the recommendation of the Special Committee to take such action) or the Special Committee, as applicable, intends to withdraw or modify the Company Board Recommendation or take action pursuant to Section 8.1(h) as a result of such Superior Offer and describing any intended modification of the Company Board Recommendation; (3) specifying the material terms and conditions of such Superior Offer, including the identity of the Person making such Superior Offer; and (4) attaching copies of the most current and complete draft of any Contract relating to such Superior Offer and all other material documents and communications relating to such Superior Offer; (G) throughout the period between the delivery of such Recommendation Change Notice and any withdrawal or modification of the Company Board Recommendation, the Company (and the Special Committee) engages (to the extent requested by Parent) in good faith negotiations with Parent to amend this Agreement in such a manner that no withdrawal or modification of the Company Board Recommendation would be legally required as a result of such Superior Offer; and (H) at the time of withdrawing or modifying the

Company Board Recommendation, the Company’s Board (acting upon the recommendation of the Special Committee to take such action) or the Special Committee determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and the advice of outside legal counsel, that the failure to withdraw or modify the Company Board Recommendation would be inconsistent with the fiduciary obligations of the Company Board or the Special Committee under applicable Delaware law or Sections 5.20(a), 5.23 or 5.24 of the LLC Agreement in light of such Superior Offer (after taking into account any changes to the terms of this Agreement proposed by Parent as a result of the negotiations required by clause “(G)” above or otherwise); or

(ii) if: (A) there shall arise after the date of this Agreement a material fact, event, change, development or set of circumstances affecting the Acquired Companies that does not relate to any Acquisition Proposal and that was not known to the Company Board and/or the Special Committee nor reasonably foreseeable (or if known or reasonably foreseeable, the consequences or the probability or magnitude of such consequences were not known or reasonably foreseeable) by the Company Board and/or or the Special Committee as of the date of this Agreement (and not relating in any way to any Acquisition Proposal) (any such material fact, event, change, development or set of circumstances, an “Intervening Event”) that leads the Company Board and/or the Special Committee to consider withdrawing or modifying the Company Board Recommendation; (B) the Company Board provides Parent, at least 48 hours (or such shorter notice period provided to the members of the Company Board and the Special Committee, but in no event less than 24 hours) prior to any meeting of the Special Committee and/or the Company Board that the Special Committee and/or the Company Board will consider and determine whether such Intervening Event requires the Special Committee and/or the Company Board to withdraw or modify the Company Board Recommendation, with a written notice specifying the date and time of such meeting, the reasons for holding such meeting and a reasonably detailed description of such Intervening Event; (C) the Company Board (acting upon the recommendation of the Special Committee to take such action) or the Special Committee determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and the advice of outside legal counsel, that, in light of such Intervening Event, the failure to withdraw or modify the Company Board Recommendation would be inconsistent with the Company Board’s or the Special Committee’s fiduciary obligations under applicable Delaware law or Sections 5.20(a), 5.23 or 5.24 of the LLC Agreement; (D) no less than three business days prior to withdrawing or modifying the Company Board Recommendation, the Company Board (at the direction of the Special Committee) or the Special Committee delivers to Parent a written notice: (1) stating that an Intervening Event has arisen; (2) stating that it intends to withdraw or modify the Company Board Recommendation in light of such Intervening Event and describing any intended modification of the Company Board Recommendation; and (3) containing a reasonably detailed description of such Intervening Event; (E)

throughout the period between the delivery of such notice and any withdrawal or modification of the Company Board Recommendation, the Company (and the Special Committee) engages (to the extent requested by Parent) in good faith negotiations with Parent to amend this Agreement in such a manner that the failure to withdraw or modify of the Company Board Recommendation would not be inconsistent with the Company Board’s or the Special Committee’s fiduciary obligations under applicable Delaware law or Sections 5.20(a), 5.23 or 5.24 of the LLC Agreement in light of such Intervening Event; and (F) at the time of withdrawing or modifying the Company Board Recommendation, the Company’s Board (acting upon the recommendation of the Special Committee to take such action) or the Special Committee determines in good faith, after having taken into account the advice of an independent financial advisor of nationally recognized reputation and the advice of outside legal counsel, that the failure to withdraw or modify the Company Board Recommendation would be inconsistent with the fiduciary obligations of the Company Board under applicable Delaware law or Sections 5.20(a), 5.23 or 5.24 of the LLC Agreement in light of such Intervening Event (after taking into account any changes to the terms of this Agreement proposed by Parent as a result of the negotiations required by clause “(E)” above or otherwise).

For purposes of clause “(i)” of the first sentence of this Section 5.2(d), any change in the form or amount of the consideration payable in connection with a Superior Offer, and any other material change to any of the terms of a Superior Offer, will be deemed to be a new Superior Offer, requiring a new Recommendation Change Notice and a new advance notice period; provided, however, that the advance notice period applicable to any such change to a Superior Offer pursuant to clause “(i)(F)” of the first sentence of this Section 5.2(d) shall be two business days rather than three business days. The Company agrees to keep confidential, and not to disclose to the public or to any Person (other than the Representatives of the Company who have been engaged in connection with the Contemplated Transactions), any and all information regarding any negotiations that take place pursuant to clause “(i)(G)” or clause “(ii)(E)” of the first sentence of this Section 5.2(d) (including the existence and terms of any proposal made by or on behalf of Parent or the Company during such negotiations); provided that any amendment to this Agreement resulting from such negotiations and any summary thereof required to be disclosed pursuant to applicable Legal Requirements shall not be subject to the foregoing confidentiality obligation but shall be subject to review and approval by Parent in accordance with Section 5.8. The Company shall ensure that any withdrawal or modification of the Company Board Recommendation that is not accompanied by a termination of this Agreement: (x) does not change or otherwise affect the approval of this Agreement or the Support Agreements by the Company Board or any other approval of the Company Board; and (y) does not have the effect of causing any corporate takeover statute or other similar statute (including any “moratorium”, “control share acquisition”, “business combination” or “fair price” statute) of the State of Delaware or any other state to be applicable to this Agreement, any of the Support Agreements, the Merger or any of the other Contemplated Transactions.

(e) The Company’s obligation to call, give notice of and hold the Company Members’ Meeting in accordance with Section 5.2(a) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, by any Intervening Event or by any withdrawal or modification of the Company Board Recommendation. Without limiting the generality of the foregoing, the Company agrees that: (i) unless this Agreement is terminated in accordance with Section 8.1, the Company shall not submit any Acquisition Proposal to a vote of the Members (other than the Merger); and (ii) except as otherwise provided in Section 5.2(a), the Company shall not (without Parent’s prior written consent) adjourn, postpone or cancel (or propose to adjourn, postpone or cancel) the Company Members’ Meeting.

(f) Nothing contained in this Section 5.2 or elsewhere in this Agreement shall prohibit the Company or the Company Board (in each case, acting at the direction of the Special Committee) or the Special Committee, directly or indirectly through its Representatives, from: (i) taking and disclosing to the Members a position with respect to a tender or exchange offer by a third party pursuant to Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act (or any similar communication to the Members) or disclosing information to the extent such disclosure is required by the New York Stock Exchange; or (ii), if required by applicable Legal Requirement, issuing a press release disclosing that the Company has received a bona fide, written Acquisition Proposal that the Special Committee or the Company Board has determined in compliance with Section 4.3(b) would reasonably be expected to result in a Superior Offer (provided that (A) such Acquisition Proposal did not result from a breach of Section 4.3 and (B) the Company provides Parent, at least 24 hours prior to release of such press release, a copy of such press release); provided that, in the case of clause “(i)” or “(ii)” of this sentence, any such disclosure (other than a “stop, look and listen” communication or other similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, or an express rejection of the Acquisition Proposal or a reaffirmation of the Company Board Recommendation) shall be deemed to be a withdrawal or modification of the Company Board Recommendation if the Company Board fails to expressly and publicly reaffirm the Company Board Recommendation in such disclosure or similar communication.

5.3    Investment Advisory Arrangement Consents and Investor Waivers.

(a) (i) In the event that the Consent to the assignment or deemed assignment of an Investment Advisory Arrangement with any Client (other than any Registered Fund) of the Acquired Companies as a direct result of the Contemplated Transactions is required by applicable Legal Requirements or by such Client’s Investment Advisory Arrangement (and, if applicable, Fund Documents), the Company shall (subject to the next succeeding sentence of this Section 5.3(a)(i)) use reasonable best efforts to obtain the Consent of such Client in the manner permitted by such Legal Requirements and Investment Advisory Arrangement and in accordance with Part 2.3 of the Disclosure Schedule, which efforts will include (unless the applicable Fund Documents or Part 2.3 of the Disclosure Schedule require otherwise, in which case the terms of this covenant shall be adjusted to reflect such requirement(s)) sending to each limited partner, shareholder or member (each, an “Investor”) in respect of such Client (in each case where such Client is a pooled investment vehicle sponsored or controlled by an Acquired Company) or such Client (in each other case) two written notices (each, a “Notice”), the first at least 45 days prior to the Closing Date and the second, if applicable, approximately 30 days after the first, informing such Investors or such Client, as applicable, of the Contemplated Transactions and requesting the appropriate Consent to the assignment or deemed assignment of such Client’s Investment Advisory Arrangement (provided that, with respect to each such Investment Advisory

Arrangement that is Negative Consent Eligible, such Notice shall be delivered to the applicable Client (and, if such Client is a pooled investment vehicle sponsored or controlled by an Acquired Company, the Investors of the applicable Client) and that the Consent of each such Investor (in each case where the applicable Client is a pooled investment vehicle sponsored or controlled by an Acquired Company) or such Client (in each other case) will be deemed to have been granted and obtained if such Investor or Client, as applicable, does not object by the means and within the period specified in such Notice (a “Negative Consent”)). In no event shall such reasonable best efforts include any requirement to offer or grant any accommodation or alteration of terms (financial or otherwise) or to pay any fee to obtain the required Consents. The parties hereto agree that with respect to any Negative Consent Eligible Investment Advisory Arrangements, sending the Notices contemplated by and in accordance with this Section 5.3(a)(i) shall be deemed to constitute reasonable best efforts to obtain the required Consent and the required Consent will be deemed to have been obtained for all purposes of this Agreement, including Section 6.4, if the Client (or, if such Client is a pooled investment vehicle sponsored or controlled by an Acquired Company, a majority in interest of the Investors in such Client who are not Affiliates, directors, officers or employees of the Company or any of its Subsidiaries (or, if each of the Investors in respect of such client are Affiliates, directors, officers or employees of the Company or any of its Subsidiaries, then a majority in interest of such Investors)) does not object by the means specified in such Notice prior to the close of business on the business day immediately preceding the Closing Date.

(ii)    For each Client that is a Registered Fund, the Company shall use reasonable best efforts to obtain in accordance with Section 15 of the Investment Company Act, as promptly as practicable following the date hereof, the due consideration and approval by the board of directors or trustees, as applicable, of the Registered Fund (“Fund Board Approval”) of a new Investment Advisory Arrangement with the applicable Acquired Company (in each case to be in effect as of, and subject to, the Closing) on material terms that are, taken as a whole, substantially similar to the terms of the applicable existing Investment Advisory Arrangement with such Registered Fund. To the extent Fund Board Approval has been obtained with respect to a new Investment Advisory Arrangement in accordance with the immediately preceding sentence, the Company shall use reasonable best efforts to obtain in accordance with Section 15 of the Investment Company Act, as promptly as practicable following the date hereof, the due consideration and approval (“Fund Shareholder Approval”) by the holders of the outstanding “voting securities” (as defined in Section 2(a)(42) of the Investment Company Act) of such Registered Fund (except to the extent such Fund Shareholder Approval is not required by applicable Legal Requirements for the effectiveness of such new Investment Advisory Arrangement) of such new Investment Advisory Arrangement described in the immediately preceding sentence.

(iii)    In the event that the Fund Shareholder Approval described in the foregoing clause “(ii)” is not obtained prior to the Closing, the Company may request Fund Board Approval, in conformity with Rule 15a-4 under the Investment Company Act, of an interim Investment Advisory Arrangement between the applicable Acquired Company and the applicable

Registered Fund, to be effective immediately following the Closing, containing terms that are consistent with the applicable requirements of Rule 15a-4 and that are, taken as a whole, substantially similar to the terms of the existing Investment Advisory Arrangement with such Registered Fund (except for changes thereto to the extent necessary to comply with Rule 15a-4 under the Investment Company Act).

(iv)    In the event that the Consent to the assignment or deemed assignment of a Collateral Management Agreement as a direct result of the Contemplated Transactions is required by applicable Legal Requirements or by such Collateral Management Agreement, the Company shall use reasonable best efforts to seek to obtain the Consent of the applicable client in the manner permitted by such Legal Requirements and Collateral Management Agreement.

(b)    In respect of the Investor Waivers set forth on Part 5.3(b) of the Disclosure Schedule (the “Specified Investor Waivers”) which are required in connection with the Contemplated Transactions, as promptly as practicable following the date of this Agreement, the Acquired Companies shall use reasonable best efforts (without a requirement to offer or grant any material accommodation or material alteration of terms (financial or otherwise) or to pay any material fee) to obtain such Investor Waivers in the manner prescribed under the applicable Fund Documents as to constitute a valid Consent thereunder.

(c)    In the event that any Consent contemplated by Section 5.3(a) above is not obtained prior to the Closing, the Company and each Investment Adviser Subsidiary shall reasonably cooperate with Parent with respect to commercially reasonable alternative arrangements for such Clients; provided, that such commercially reasonable arrangements shall not (i) materially modify the economic terms of the Contemplated Transactions, (ii) result in material costs or expenses of Parent or any Acquired Company following the Closing or (iii) require Parent or the Company to violate any Legal Requirement or applicable Fund Documents.

(d)    In connection with obtaining the Advisers Act Consents, the Investor Waivers, Fund Board Approvals and Fund Shareholder Approvals and other actions required by Section 5.3(a) and Section 5.3(b), at all times prior to the Effective Time, the Company shall, upon reasonable prior notice from Parent, keep Parent reasonably informed of the status of obtaining such Advisers Act Consents, Investor Waivers, Fund Board Approvals and Fund Shareholder Approvals and shall make available to Parent copies of all such executed Advisers Act Consents and Investor Waivers and, upon reasonable prior notice from Parent, make available for Parent’s inspection the originals of such Advisers Act Consents and Investor Waivers and any related materials and other records relating to such consent process. Parent shall reasonably cooperate with the Company and its Affiliates in connection with the matters contemplated by this Section 5.3, including the solicitation of Consents contemplated hereby. Without limiting the foregoing or the terms set forth in this Section 5.3, in connection with obtaining the Advisers Act Consents, Investor Waivers, Fund Board Approvals and Fund Shareholder Approvals required under Section 5.3(a) and Section 5.3(b), Parent shall have the reasonable opportunity to review drafts of the form and substance of any Notice, proxy statement or other materials to be distributed to the Client or other Persons in order to obtain the necessary Advisers Act Consent, Investor Waiver, Fund Board Approvals and Fund Shareholder Approvals, and the Company shall consider Parent’s reasonable comments in good faith prior to such distribution.

(e)    The Company shall promptly notify Parent after the receipt by the Acquired Companies of any written notice that any Client (i) has terminated or intends to terminate any Investment Advisory Arrangement or (ii) has sought, is seeking or intends to seek, to materially reduce any fees it will pay under any Investment Advisory Arrangement.

(f)    In addition to the Notices required by this Section 5.3, at the request of Parent the Company shall cooperate with Parent in good faith to develop a mutually acceptable communications plan for communicating the status of the transaction to the Clients, investors in Funds, employees, suppliers and vendors.

(g)    The Company shall use its reasonable best efforts to assure, prior to the Effective Time, that at least 75% of the members of the board of directors (or comparable governing body) of each Registered Fund are not “interested persons” (within the meaning of Section 2(a)(19) of the Investment Company Act) of the Acquired Company that is the investment adviser of such Registered Fund. Parent shall use its reasonable best efforts to assure compliance with the conditions of Section 15(f) of the Investment Company Act with respect to each Registered Fund from and after the Effective Time. Notwithstanding anything to the contrary contained herein (but without limiting Section 9.13), the covenants of the parties contained in this Section 5.3(f) are intended only for the benefit of the parties and for no other Person.

(h)    The Company shall pay all fees and expenses incurred by it in connection with the Consent solicitation contemplated by this Section 5.3, including any costs associated with any proxy solicitation.

(i)    Prior to Closing, without the prior written consent of the Company, none of Parent or its Affiliates or their respective employees, directors, officers or agents will, directly or indirectly, contact or communicate with any Client, any investor in a Client, any Affiliate of a Client (including any member of the board of directors or trustees of any Fund) or any such investor or any consultant or similar Person regarding the transactions contemplated by this Agreement.

(j)    Parent and its Affiliates shall give prompt notice to the Company of any inquiry or other communication received, to the Knowledge of Parent or Merger Sub, by such party from any Client, any investor in a Client, any Affiliate of a Client (including any member of the board of directors or trustees of any Fund) or any such investor or any consultant or similar Person regarding the transactions contemplated by this Agreement.

5.4    Regulatory Approvals and Related Matters.

(a)    Each party shall use best efforts to file, as soon as practicable after the Equity Syndication Period End Date, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Company and

Parent shall, within five business days after the Equity Syndication Period End Date, prepare and file the notifications required under the HSR Act and any applicable foreign antitrust or competition laws or regulations in connection with the Merger. The Company and Parent shall respond as promptly as practicable to: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation; and (ii) any inquiries or requests received from any state attorney general, foreign antitrust authority or other Governmental Body in connection with antitrust or related matters.

(b) Subject to the confidentiality provisions of the Confidentiality Agreement, Parent and the Company each shall promptly supply the other with any information which may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) Section 5.4(a). Except where prohibited by applicable Legal Requirements or any Governmental Body, and subject to confidentiality provisions of the Confidentiality Agreement, each of Parent and the Company shall: (i) consult with the other prior to taking a position with respect to any such filing; (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any filings, analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Body by or on behalf of any party hereto in connection with any Legal Proceeding related solely to this Agreement or the transactions contemplated hereby (including any such Legal Proceeding relating to any antitrust, competition or fair trade Legal Requirement); (iii) coordinate with the other in preparing and exchanging such information; (iv) promptly provide the other (and its counsel) with copies of all filings, notices, analyses, presentations, memoranda, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by such party with or to any Governmental Body related solely to this Agreement or the Contemplated Transactions; and (v) give the other party reasonable advance notice of all meetings with any Governmental Body relating to the foregoing and an opportunity to participate in such meeting.

(c) Each of Parent and the Company shall notify the other promptly upon the receipt of: (i) any communication from any official of any Governmental Body in connection with any filing made pursuant to this Agreement; (ii) knowledge of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Body with respect to the Merger or any of the other Contemplated Transactions (and shall keep the other party informed as to the status of any such Legal Proceeding or threat); and (iii) any request by any official of any Governmental Body for any amendment or supplement to any filing made pursuant to this Agreement or any information required to comply with any Legal Requirements applicable to the Merger or any of the other Contemplated Transactions. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.4(a), Parent or the Company, as the case may be, shall (promptly upon learning of the occurrence of such event) inform the other of the occurrence of such event and cooperate in filing with the applicable Governmental Body such amendment or supplement.

(d) Subject to Section 5.4(e), Parent and the Company shall use best efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other Contemplated Transactions, including by: (i) using reasonable best efforts after the Equity Syndication Period End Date to make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other Contemplated Transactions (other than, in each case, the filings and notices contemplated by Section 5.1 and Section 5.3, which shall be governed by such sections); (ii) using best efforts after the Equity Syndication Period End Date to obtain each Governmental Authorization required to be obtained pursuant to any Legal Requirement; and (iii) using best efforts to lift any restraint, injunction or other legal bar to the Merger.

(e)    Without limiting the generality of the foregoing, if a Legal Proceeding is threatened or instituted by any Governmental Body or any other entity challenging the validity or legality or seeking to restrain the consummation of the Merger or any of the other Contemplated Transactions, Parent shall use its best efforts to avoid, resist, resolve or, if necessary, defend such suit or action. Parent shall promptly and diligently pursue, at its sole cost and expense, any or all of the following actions to the extent necessary to eliminate any concerns on the part of, or to satisfy any conditions imposed by, any Governmental Body regarding the consummation of the transactions contemplated hereby: (i) resisting fully, vigorously and in good faith (including by the institution or defense of legal proceedings) any request for, or the entry of, and seeking to have vacated or terminated, any order of any Governmental Body that could restrain, prevent, or delay the consummation of the transactions contemplated hereby, (ii) proposing and entering into good faith negotiations, providing information, making proposals, and entering into and performing contracts or submitting to orders regarding (A) the sale, divestiture, licensing, holding separate, or other disposition (and whether through the establishment of a trust or otherwise) of any assets, operations, businesses, divisions, or customers (including, after the Closing, any of such items of the Company or any of its Subsidiaries) of Parent or any of its Affiliates, and/or (B) the termination or modification of any contract or other business relationship, including the taking of any action that limits the freedom of action, of Parent or any of its Affiliates (including, after the Closing, the Company or any of its Subsidiaries), and (iii) promptly take and diligently pursue all other actions and do all other things necessary and proper to avoid or eliminate each and every impediment under any Legal Requirement that may be asserted by any Governmental Body or any other Person to the consummation of the Merger or any of the other Contemplated Transactions. For the avoidance of doubt, notwithstanding anything in this Section 5.4 to the contrary, nothing in this Section 5.4 shall require the Acquired Companies to take, or cause to be taken, any action with respect to their respective assets, businesses or Subsidiaries that is not conditioned upon the consummation of the Contemplated Transactions. Neither Parent nor the Company shall withdraw its Notification and Report Form that it files pursuant to the HSR Act, or commit to or agree with any Governmental Body to stay, toll or extend any applicable waiting period under the HSR Act, other applicable antitrust or competition laws or regulations, or any other Legal Requirement applicable to the Contemplated Transactions or otherwise agree not to close the Merger for some period of time, without the prior written consent of the other.

(f)    The Company, Merger Sub, and Parent shall cooperate with one another in determining whether any Consent (other than those Consents contemplated by Section 5.3, which shall be governed by such section) from a third party is required in connection with the consummation of the Contemplated Transactions, and the Company shall use reasonable best efforts to obtain the Consents set forth on Part 5.4(f) of the Disclosure Schedule; provided, that, for the avoidance of doubt, in no event shall the Company be required to expend any money

(other than nominal amounts), commence litigation or pay or grant any other form of compensation to any such Person in connection with obtaining such Person’s Consent; provided further, for the avoidance of doubt, the failure to obtain any such Consent shall not, in and of itself, be a breach of this Agreement by the Company and the receipt of any such Consent shall not, except as expressly set forth in Section 6, be a condition to the obligations of Parent and Merger Sub to consummate the Merger.

(g)    Subject to the terms and conditions herein provided, each of the Company, Parent and Merger Sub shall not, and shall cause their Affiliates not to, acquire businesses or assets or enter into any agreement to acquire any businesses or assets if such action would reasonably be expected to materially delay, hinder or prohibit consummation of the Merger or the other Contemplated Transactions.

(h)    Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 5.4, each of the Company, Parent and Merger Sub agree to use their best efforts to obtain the CFIUS Clearance. Such best efforts shall include, promptly after the Equity Syndication Period End Date, making or causing to be made a draft CFIUS Notice in accordance with 31 C.F.R. Part 800 and the DPA, and after prompt resolution of all questions and comments received from CFIUS on such draft, preparing and submitting the final CFIUS Notice, which shall in any event be made promptly after the date all questions and comments received from CFIUS on such draft have been resolved or after CFIUS staff shall have indicated to the parties that it has no questions or comments. Such best efforts shall also include providing any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the Contemplated Transactions, within the time periods specified by 31 C.F.R. §800.403(a)(3), or otherwise specified by the CFIUS staff. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts to obtain the CFIUS Clearance, (i) cooperate in all respects and consult with each other in connection with the CFIUS Notice, including by allowing the other parties to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other parties of any communication received by such parties from, or given by such parties to, CFIUS, by promptly providing copies to the other parties of any such written communications, except for any exhibits to such communications providing the personal identifying information required by 31 C.F.R. §800.402(c)(6)(vi); and (iii) permit the other parties to review in advance any communication that it gives to, and consult with each other in advance of any meeting, telephone call or conference with CFIUS, and to the extent not prohibited by CFIUS, give the other parties the opportunity to attend and participate in any telephonic conferences or in-person meetings with CFIUS, in each of clauses “(i),” “(ii)” and “(iii)” of this Section 5.4(h), subject to confidentiality considerations contemplated by the DPA or required by CFIUS. With respect to Parent and Merger Sub, best efforts shall also include agreeing, on behalf of itself and its Affiliates, at its or their sole cost and expense to any action, condition or restriction required by CFIUS in connection with the CFIUS Clearance (including entering into any mitigation agreement with CFIUS as may be required) in order to receive the CFIUS Clearance. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, in the event that the President decides to suspend or prohibit the Contemplated Transactions (a “CFIUS Turndown”), none of Parent, Merger Sub or the Company shall have any further obligation to seek CFIUS Clearance. None of Parent, Merger Sub or the Company shall take or permit any of its controlled Affiliates to take any action that would reasonably be expected to prevent, materially delay or materially impede the receipt of the CFIUS Clearance.

(i)    Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 5.4, each of the Company, Parent and Merger Sub agree to use their best efforts and cooperate with each other to satisfy the ITAR Pre-Notification Requirement. The Company shall, promptly after the Equity Syndication Period End Date, make or cause to be made a notification to DDTC, as provided for in 22 C.F.R. § 122.4(b) and DDTC’s 60-Day Notice Guidance, and promptly respond to all questions and comments received from DDTC regarding such notification. The Company shall, in connection with its efforts to satisfy the ITAR Pre-Notification Requirement, liaise with the Parent and Merger Sub in relation to each material step of the procedure before DDTC and as to the content of all material communication with DDTC (it being understood that when the content relates to confidential information of the Company, the provision of such content shall be limited to counsel and advisors to the Parent and Merger Sub at the Company’s request).

(j)    None of the Acquired Companies, Parent, Sponsor or any of their Affiliates shall, directly or indirectly, take any action, including the acquisition of additional voting securities of any US Portfolio Bank by such party or any of its Affiliates, that would reasonably be expected to cause any Acquired Company, Parent, Sponsor or any of their respective Affiliates to (i) become a bank holding company as defined in the BHC Act or (ii) be deemed to control, as defined in the BHC Act, a US Portfolio Bank. Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 5.4, each of the Acquired Companies, Parent, Sponsor or their Affiliates shall (x) use their reasonable efforts to respond fully to all requests for information from the Board of Governors of the Federal Reserve System (the “Federal Reserve”) with respect to any US Portfolio Bank, (y) if required, file (1) with the Federal Deposit Insurance Corporation a notice under the Change in Bank Control Act and (2) any similar notice or filing with the applicable regulator in the states of Alabama and California, and (z) if required by the Federal Reserve, enter into customary “passivity commitments” with respect to any US Portfolio Bank; provided that any such commitment is not materially and unreasonably burdensome on the business of such US Portfolio Bank following the Closing or on any Acquired Company or their Affiliates related to their investment in such US Portfolio Bank.

5.5    Indemnification of Officers and Directors.

(a)    Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing in favor of the current or former directors, officers or employees of the Acquired Companies as provided in their respective certificates of formation, operating agreements or bylaws (or comparable organizational documents) and/or any indemnification agreement or other similar agreements of any Acquired Company, in each case as in effect on the date of this Agreement, (but which, for the avoidance of doubt, shall apply to any Persons who become directors, officers or employees of such Acquired Company prior to the Effective Time), shall survive the Merger and the other Contemplated Transactions and shall continue in full force and effect in accordance with their terms, it being agreed that after the Closing such rights shall be mandatory rather than permissive, if applicable (to the extent such rights to indemnification are available under applicable Legal Requirements), and Parent shall cause the Surviving Company to perform the obligations thereunder.

(b)    In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving limited liability company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, the Surviving Company shall cause proper provision to be made so that the successors and assigns of the Surviving Company assume the obligations set forth in this Section 5.5.

(c)    For a period of six years from and after the Effective Time, the Surviving Company shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by or for the benefit of the Acquired Companies or provide substitute policies for the Acquired Companies and their respective current and former directors, officers and employees who are covered by the directors’ and officers’ and fiduciary liability insurance policies currently maintained by or for the benefit of the Acquired Companies, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by or for the benefit of the Acquired Companies with respect to claims arising from facts or events that occurred on or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance and fiduciary liability insurance), except that in no event shall the Surviving Company be required to pay with respect to such insurance policies in respect of any one policy year more than 300% of the aggregate annual premium most recently paid by the Acquired Companies prior to the date of this Agreement (the “Maximum Amount”), and if the Surviving Company is unable to obtain the insurance required by this Section 5.5(c) it shall obtain as much comparable insurance as possible for each year within such six-year period for an annual premium equal to the Maximum Amount. In lieu of such insurance, prior to the Effective Time, the Acquired Companies may, at their option and expense (following reasonable consultation with Parent), purchase prepaid “tail” insurance for the Acquired Companies and their current and former directors, officers and employees who are covered by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance currently maintained by or for the benefit of the Acquired Companies as of the date of this Agreement for a period of six years from the Effective Time, such tail insurance to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance policies currently maintained by or for the benefit of the Acquired Companies, with respect to claims arising from facts or events that occurred on or before the Effective Time; provided that in no event shall the annualized cost of any such tail insurance exceed the Maximum Amount. The Surviving Company shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d)    The provisions of this Section 5.5: (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party, his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

5.6    Employee Benefits.

(a)    For a period commencing on the Closing Date and ending on December 31, 2018 (the “Continuation Period”), Parent shall, or shall cause the Surviving Company to, provide each employee of an Acquired Company as of immediately prior to the Effective Time who remains employed with the Surviving Company or any of its Subsidiaries immediately after the Effective Time (each, a “Continuing Employee”) with (i) a base salary or hourly wage rate that is at least equal to the base salary or hourly wage rate provided to the Continuing Employee immediately prior to the Effective Time and (ii) a total annual or periodic incentive compensation opportunity that is no less favorable than the total annual or periodic incentive compensation opportunity (including the value of any cash opportunities and the grant date fair value of any equity-based award opportunities), provided to the Continuing Employee immediately prior to the Effective Time; provided, that (x) nothing herein shall, or is intended to, guarantee any minimum amount of annual or periodic incentive compensation to any Continuing Employee, (y) nothing herein shall require Parent or the Surviving Company to provide any such compensation in the form of equity-based awards following the Effective Time and (z) any incentive compensation payments in respect of the 2018 fiscal year may be determined and paid on or prior to March 31, 2019.

(b)    During the Continuation Period, Parent shall, or shall cause the Surviving Company to, continue to maintain all Benefit Plans in accordance with the terms thereof as in effect immediately prior to the Effective Time, including without limitation, with respect to (i) the vesting schedules and other features of the Company 401(k) Plan, (ii) the terms of any retention or similar awards outstanding immediately prior to the Effective Time and (iii) the use of carryover vacation days.

(c)    Parent shall, or shall cause the Surviving Company or its Subsidiaries to, provide to each Continuing Employee whose employment terminates during the Continuation Period with severance payments and benefits at a level commensurate to the severance payments and benefits provided to similarly situated employees of the Acquired Companies upon a similar termination of employment prior to the Closing. Any Continuing Employee whose employment terminates in a manner that gives rise to severance under this Section 5.6(c) and who has at least two years of credited service under the Company 401(k) Plan as of the Closing Date will also be entitled to full vesting of any unvested contributions under the Company 401(k) Plan upon such termination.

(d)    Subject in all respects to Section 5.6(b), for all purposes (including purposes of eligibility to participate, vesting, severance, paid time off and level of benefits, but excluding benefit accrual under any defined benefit pension plan) under the benefit plans, programs, agreements and formal and informal arrangements of Parent and any of its Subsidiaries or any respective Affiliate thereof providing benefits to any Continuing Employees after the Effective Time (each, a “New Plan”), each Continuing Employee shall be credited with his or her years of service with the Acquired Companies (and their respective predecessors), except where such credit would result in a duplication of benefits. Without limiting the generality of the foregoing, for purposes of each New Plan providing medical, dental, pharmaceutical, disability, life and/or vision benefits to any Continuing Employee, Parent shall cause all pre-existing condition exclusions and limitations and actively-at-work requirements of such New Plan to be waived, or caused to be waived, for such Continuing Employee and his or her covered dependents.

(e)    Nothing contained herein shall be construed as requiring Parent or the Surviving Company to continue the employment of any specific individual. The provisions of this Section 5.6 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to (i) constitute an amendment to any of the compensation and benefits plans maintained for or provided to employees prior to or following the Effective Time or (ii) confer upon or give to any Person (including for the avoidance of doubt any current or former employees, directors, or independent contractors of the Acquired Companies, or on or after the Effective Time, the Surviving Company or any of its Subsidiaries), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 5.6) under or by reason of any provision of this Agreement.

5.7    Company RSUs.

(a)    Each Company RSU, whether vested but not yet delivered or unvested, that is outstanding immediately prior to the Effective Time shall, effective as of the Effective Time, automatically and without any action on the part of the holder thereof, be canceled and converted into the right of the holder thereof to receive an amount in cash equal to the Merger Consideration, less any applicable withholding Taxes (the “RSU Cash Payment”), and as of the Effective Time, each holder of such a Company RSU shall cease to have any rights with respect thereto, except the right to receive the RSU Cash Payment. Subject to the terms of the retention agreements referenced in Section 5.7(c), the RSU Cash Payments shall be made to the holders of Company RSUs promptly, and in no event more than five business days, following the Closing Date. Parent shall cause the Surviving Company to have sufficient cash to make the RSU Cash Payments.

(b)    Prior to the Effective Time, the Company shall take all actions, including adopting resolutions, that are necessary to effectuate the provisions of Section 5.7(a) and to terminate, as of the Effective Time, each Company RSU and each Company Equity Plan.

(c)    The Company shall implement the retention arrangements in accordance with the terms and conditions set forth in Part 5.7(c) of the Disclosure Schedule effective as of the date on which the RSU Cash Payments are paid.

5.8    Disclosure. Except with respect to any withdrawal or modification of the Company Board Recommendation in accordance with the terms of this Agreement, or any dispute between the parties regarding this Agreement, the Merger or the other Contemplated Transactions, (i) Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or any of the other Contemplated Transactions and (ii) without limiting the generality of the foregoing clause “(i),” except as contemplated by Section 5.2 or Section 5.3, the parties shall not, and shall not permit any of their respective Subsidiaries or Representatives to, make any disclosure to the public regarding the Merger or any of the other Contemplated Transactions unless: (a) the other party shall have approved (such approval not to be unreasonably withheld, conditioned or delayed)

such disclosure; or (b) such disclosing party shall have been advised in writing by its outside legal counsel that such disclosure is required by applicable Legal Requirements and shall have provided the other party with reasonable advance notice of the disclosing party’s intention to make such disclosure and the content of such disclosure. Nothing in this Section 5.8 shall limit the ability of any party hereto to make disclosures that are consistent in all material respects with the prior public disclosures by the parties regarding the Merger and the other Contemplated Transactions.

5.9    Resignation of Directors. The Company shall use reasonable best efforts to obtain and deliver to Parent at or prior to the Effective Time the resignation of each director of the Company.

5.10    Section 16 Matters. Prior to the Effective Time, the Company shall take such reasonable steps as it determines in its discretion are required to cause the disposition of Class A Shares in connection with the Merger by each officer or director of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act.

5.11    Member Litigation. The Company shall promptly notify Parent in writing, and shall give Parent the opportunity to reasonably participate in the defense and settlement, of any shareholder or member claim or litigation (including any class action or derivative litigation) against or otherwise involving the Company and/or any of its directors or officers relating to this Agreement, the Merger or any of the other Contemplated Transactions (other than any litigation involving a dispute between or among the parties regarding this Agreement, the Merger or the other Contemplated Transactions). No compromise or full or partial settlement of any such claim or litigation shall be agreed to by the Company without Parent’s prior written consent; provided, however, that the Company may settle any such claim or litigation in accordance with Part 5.11 of the Disclosure Schedule.

5.12    Takeover Statutes. If any business combination, control share acquisition, fair price or similar statute is or becomes applicable to this Agreement, the Merger or the other Contemplated Transactions, each of Parent, Merger Sub and the Company and their respective boards of directors will (a) take all action reasonably necessary to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) otherwise act to eliminate or minimize the effects of such takeover statute.

5.13    Pre-Closing Steps. Prior to the Effective Time, Parent, Merger Sub and the Company shall use reasonable best efforts to cause the actions described on the Implementation Schedule to be taken at the times and in the manner described on the Implementation Schedule.

5.14    Equity Financing Commitments.

(a)    Parent and Merger Sub acknowledge that they shall be fully responsible for obtaining the Equity Financing and each shall take (or cause to be taken) all actions, and do (or cause to be done) all things, necessary, proper or advisable to obtain the Equity Financing, including (i) maintaining in effect the Equity Commitment Letter, (ii) using reasonable best efforts to ensure the accuracy of all representations and warranties of Parent or Merger Sub, if any, set forth in the Equity Commitment Letter, (iii) complying with all covenants and agreements of Parent or Merger Sub set forth in the Equity Commitment Letter, (iv) satisfying on a timely basis all conditions applicable to Parent or Merger Sub set forth in the Equity Commitment Letter, and (v) consummating the Equity Financing contemplated by the Equity Commitment Letter (subject to the conditions set forth therein) at or prior to the Closing; provided, however, that nothing contained in this Section 5.14(a) shall require Parent, Merger Sub or their respective Affiliates to threaten or file any lawsuit against Sponsor or any of its Affiliates.

(b)    Neither Parent nor Merger Sub shall amend, alter, or waive, or agree to amend, alter or waive (in any case whether by action or inaction), any term of the Equity Commitment Letter without the prior written consent of the Company (acting at the recommendation of the Special Committee). Each of Parent and Merger Sub agrees to notify the Company promptly, and in any event within one Business Day, if at any time prior to the Closing Date (i) the Equity Commitment Letter expires or is terminated for any reason (or if any Person attempts or purports to terminate the Equity Commitment Letter, whether or not such attempted or purported termination is valid) or (ii) the Sponsor refuses to provide the full Equity Financing on the terms set forth in the Equity Commitment Letter.

(c)    Notwithstanding anything in this Agreement to the contrary, each of Parent and Merger Sub expressly acknowledges and agrees that the availability of the Equity Financing is not a condition to the obligations of Parent and Merger Sub to consummate the Merger.

5.15    Special Committee. Prior to the earlier of the Effective Time and the termination of this Agreement, neither Parent nor the Company shall, and each shall not permit any of its Subsidiaries to, take any action intended to cause the Company to, without the consent of a majority of the then existing members of the Special Committee, eliminate the Special Committee, revoke or diminish the authority of the Special Committee or remove or cause the removal of any director of the Company Board that is a member of the Special Committee either as a director or member of such committee. For the avoidance of doubt, this Section 5.15 shall not apply to the filling, in accordance with the provisions of the applicable Organizational Documents of the Company, of any vacancies caused by the death, resignation or incapacity of any such director, provided that such director is independent and disinterested with respect to (i) the management of the Company and (ii) the Merger and the other Contemplated Transactions.

5.16    Equity Syndication. The parties agree that, as promptly as practicable from and after the date of this Agreement (but in no event for a period longer than eight (8) weeks from the date hereof) (such period, the “Permitted Syndication Period” and the date on which the Permitted Syndication Period expires, the “Equity Syndication Period End Date”, or, in each case, such shorter period and earlier end date as Parent may specify in a notice delivered to the Company), Parent and its Affiliates may solicit, negotiate and enter into investment agreements with, potential equity investors in Parent (the “Equity Syndication”); provided, that, no equity investor may be included, directly or indirectly, in any such Equity

Syndication if any of the following would reasonably be expected to result or results from the contemplated investment (the “Applicable Investment”) by such equity investor (the “Applicable Investor”), taken together with all other Applicable Investments, other than (except in the case of clauses (v) and (vi)) in de minimis respects: (i) the expansion of, or imposition of new or additional, conditionality to the Closing, or diminution of the likelihood of the Closing occurring, (ii) any delay of the Closing (other than as a result of the existence of the Permitted Syndication Period), (iii) any adverse impact on the likelihood of receiving any Consents in connection with the Contemplated Transactions (including, for the avoidance of doubt, pursuant to Section 5.3), (iv) any adverse impact on the ability of the Company or any other party to the Ancillary Agreements to enforce its rights against the other parties to the Merger Agreement or the Ancillary Agreements or the ability of Parent or Merger Sub to timely consummate the Contemplated Transactions, (v) any assignment or deemed assignment of an Investment Advisory Arrangement with any Client, other than as a result of (A) the change in control of the Acquired Company and its subsidiaries as contemplated as of the date of this agreement and without giving effect to any proposed Equity Syndication or (B) any proposed Equity Syndication which the Parent provided notice to the Company by the 15th day of the Permitted Syndication Period (and, for the avoidance of doubt, otherwise in compliance with the other requirements of this Section 5.16) or (vi) any director, officer or employee of any Acquired Company being exposed to any potential personal liability (other than personal liability for “misconduct” (as such concept is applied under the laws of the United States) for violating Legal Requirement of any jurisdiction); and provided, further, that (A) in no event shall any Applicable Investment result in any Person or Group (as defined under the Exchange Act) other than Sponsor (or its controlled Affiliates) (or, in the case of Merger Sub, Parent) directly or indirectly owning beneficially or of record more than the Applicable Percentage of the voting or economic interests in Parent or Merger Sub, (B) in no event shall Sponsor (and its controlled Affiliates) (or, in the case of Merger Sub, Parent) directly or indirectly own beneficially or of record less than 35% of each of the (1) voting and (2) economic interests in Parent or Merger Sub), or otherwise cease to retain (or permit any or any other Person or Group obtain), through voting securities or any other direct or indirect contractual or governance arrangement, control of the majority of the board of directors (or applicable governing body or entity), or the power to exercise a controlling influence over the management or policies, of Parent or Merger Sub or any Person controlling the foregoing, and (C) as a condition to the entry into the applicable agreement providing for any Applicable Investment, Parent shall require that the Applicable Investor execute and deliver to the Company a Support Letter containing the terms set forth in Schedule C (each, a “Support Letter”). For the avoidance of doubt, if any of the foregoing cease to be satisfied with respect to any Applicable Investor following the Equity Syndication Period End Date, Parent and its Affiliates shall cause such Applicable Investor to be excluded from the Equity Syndication. Notwithstanding the entry into or consummation of any Equity Syndication, the Equity Commitment Letter shall remain in full force and effect (it being agreed that no Equity Syndication shall in any way reduce or otherwise limit the aggregate commitment or liability of Sponsor under the Equity Commitment Letter or any obligations or liability of Guarantor under the Limited Guarantee). Parent shall provide the Company with reasonable advance notice and access to information and personnel reasonably necessary for the Company to identify and evaluate any proposed Applicable Investor or Applicable Investment and, promptly upon request by the Company, provide to the Company such information regarding any Applicable Investor or Applicable Investment as the Company may reasonably request. Parent and Merger Sub shall, on a joint and several basis, (i) reimburse the Company for any out-of-pocket costs incurred by any Acquired Company in connection with any Equity Syndication, and (ii) indemnify, defend and hold harmless the Acquired Companies and their Affiliates and their respective Representatives from and against any and all liabilities, claims, costs, expenses, judgments and penalties suffered or incurred by any of them in connection with any Equity Syndication and any information utilized in connection therewith. No earlier than the Equity Syndication Period End Date and no later than two Business Days following the Equity Syndication Period End Date, Parent shall deliver to the Company a true, correct and complete schedule setting forth the record and beneficial ownership interests of Parent following the completion of the Equity Syndication and, subject to Parent’s compliance in all respects with the foregoing provisions of this Section 5.16, such schedule shall be deemed to qualify the representation and warranty of Parent set forth in the first sentence of Section 3.11, including for purposes of Section 7.1(b). Parent shall deliver notice to the Company promptly (and in any event within 24 hours) following the completion of the Equity Syndication.

Section 6.    CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the Contemplated Transactions are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (provided that neither Parent nor Merger Sub may rely on the failure of any condition precedent set forth in this Section 6 to be satisfied if such failure was caused by such party’s failure to comply with its obligations set forth in this Agreement to consummate and make effective the Contemplated Transactions):

6.1    Accuracy of Representations.

(a)    Each of the representations and warranties of the Company contained in this Agreement (other than the representations and warranties contained in Section 2.4, Section 2.5(a), Section 2.5(c), Section 2.6(b), Section 2.8(a), Section 2.21, Section 2.23, Section 2.25(a) and Section 2.26), shall have been accurate in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than any such representation and warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; provided, however, that, for purposes of determining the accuracy of such representations and warranties as of the foregoing dates: (i) all “Material Adverse Effect” and/or similar materiality qualifications limiting the scope of such representations and warranties shall be disregarded; and (ii) any update of or modification to the Disclosure Schedule made or purported to have been made at or after the execution of this Agreement shall be disregarded.

(b)    The representations and warranties contained in Section 2.8(a) shall have been accurate in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date.

(c)    Each of the representations and warranties contained in Section 2.4, Section 2.21, Section 2.23, Section 2.25(a) and Section 2.26 shall have been accurate in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than any such representations or warranties made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date); provided, however, that, for purposes of determining the accuracy of such representations as of the foregoing dates: (i) all “Material Adverse Effect” and/or similar materiality qualifications limiting the scope of such representations and warranties shall be disregarded; and (ii) any update of or modification to the Disclosure Schedule made or purported to have been made at or after the execution of this Agreement shall be disregarded.

(d)    The representations and warranties contained in Section 2.5(a), Section 2.5(c) and Section 2.6(b) shall have been accurate in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than such representations or warranties made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date); provided, however, that, for purposes of determining the accuracy of such representations as of the foregoing dates: (i) any inaccuracies in such representations and warranties that are de minimis in nature shall be disregarded; and (ii) any update of or modification to the Disclosure Schedule made or purported to have been made at or after the execution of this Agreement shall be disregarded.

6.2    Performance of Covenants. All of the covenants and obligations in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects. The Company shall have performed and complied, in each case in all but de minimis respects with all obligations and covenants required to be performed or complied with by it under clauses (ii), (iii), (xiv)(a) – (d), (xvii), (xix) and (solely related to the foregoing) (xxii) of Section 4.2(b). Without limiting the Company’s ability to cure inaccuracies in representations and warranties or breaches of covenants in accordance with Section 8.1(f), the parties hereby agree that, with respect to a breach of any covenant set forth in the immediately foregoing sentence of this Section 6.2 that can be cured by monetary payment, such breach shall be considered cured if such monetary payment is made at any time prior to the Closing.

6.3    Member Approval. This Agreement shall have been duly adopted by the Required Company Member Vote.

6.4    Consents. The Consent shall have been obtained of Clients representing at least 87.5% of Base Aggregate Management Fees; provided, however, that the Consent of any Client shall be considered obtained for purposes of this Section 6.4 only if (A) all Advisers Act Consents and Specified Investor Waivers in respect of such Client have been obtained in the manner contemplated by Section 5.3 (for the avoidance of any doubt, including, as and to the extent permitted by Section 5.3(a)(i), by Negative Consent and, as and to the extent permitted by Section 5.3(a)(iii), by the approval of an interim Investment Advisory Arrangement in conformity with Section 15a-4 of the Investment Company Act) and such Client has not terminated in writing or given written notice of termination of its Client Contract or otherwise submitted a written withdrawal notice with respect thereto or (B) if, in the ordinary course of business, prior to the Closing Date such Client or the investment vehicle or account of such Client is dissolved or liquidated or has commenced winding-up.

6.5    Closing Certificate. Parent shall have received a certificate executed by the Chief Executive Officer and Chief Financial Officer of the Company confirming that the conditions set forth in Section 6.1, Section 6.2, Section 6.3, Section 6.4 and Section 6.6 have been duly satisfied.

6.6    No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, would reasonably be expected to have a Material Adverse Effect.

6.7    Regulatory Matters. (i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and there shall not be in effect any voluntary agreement between Parent or the Company and the Federal Trade Commission or the Department of Justice pursuant to which Parent or the Company has agreed not to consummate the Merger for any period of time; (ii) the other Governmental Authorizations or Consents required to be obtained to consummate the Merger set forth on Part 6.7 of the Disclosure Schedule (the “Specified Non-HSR Consents”) shall have been obtained and shall be in full force and effect or, if a waiting period is applicable to the consummation of the Merger for a Specified Non-HSR Consent, such waiting period shall have expired or been terminated, as applicable, and there shall not be in effect any voluntary agreement between Parent or the Company and any Governmental Body pursuant to which Parent or the Company has agreed not to consummate the Merger for any period of time; (iii) the CFIUS Clearance shall have been obtained and shall be in full force and effect; and (iv) the ITAR Pre-Notification Requirement shall have been satisfied.

6.8    No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal; provided, however, that Parent and Merger Sub shall not be permitted to invoke this Section 6.8 unless it shall have taken all actions required under this Agreement to have any such Order or Legal Requirement lifted.

6.9    Founders Agreement. The Founders Agreement shall remain in full force and effect at the Closing.

6.10    TRA Waiver. The TRA Waiver shall remain in full force and effect at the Closing.

6.11    Bank Holding Company Matters.

(a)    None of the Acquired Companies, Parent, Sponsor or their respective Affiliates shall have been, or be, required by any Governmental Body, as a result of the Contemplated Transactions or otherwise, to become a bank holding company as defined in the BHC Act or be deemed by any Governmental Body to control, as defined in the BHC Act, a US Portfolio Bank or any other bank as defined in the BHC Act.

(b)    Each of the Acquired Companies, Parent and Sponsor, and each of their Affiliates, shall, (i) if requested by a Governmental Body pursuant to any Legal Requirement, have executed and delivered to the Federal Reserve the “passivity commitments” and (ii) if requested by a Governmental Body pursuant to any Legal Requirement, have executed and delivered the notices under the Change in Bank Control Act, each as described in Section 5.4 and, with respect to such notices under the Change in Bank Control Act, the Federal Deposit Insurance Corporation shall have informed each of the Acquired Companies, Parent and the Sponsor and each of their Affiliates, as the case may be, in writing that the Federal Deposit Insurance Corporation does not object to the consummation of the Contemplated Transactions.

(c)    Each of the Acquired Companies, Parent and Sponsor, and each of their Affiliates, shall, if requested by a Governmental Body pursuant to any Legal Requirement, have executed and delivered to the applicable regulator in the states of Alabama and California the filings or notices described in Section 5.4(j)(y)(2) with respect to such states and, with respect to such filings or notices, such regulator shall not have informed any of the Acquired Companies, Parent or the Sponsor or any of their Affiliates, as the case may be, in writing that such regulator objects to the consummation of the Contemplated Transactions.

Section 7. CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligation of the Company to effect the Merger and otherwise consummate the Contemplated Transactions is subject to the satisfaction, at or prior to the Closing, of the following conditions (provided that the Company may not rely on the failure of any condition precedent set forth in this Section 7 to be satisfied if such failure was caused by the Company’s failure to comply with its obligations set forth in this Agreement to consummate and make effective the Contemplated Transactions):

7.1    Accuracy of Representations.

(a)    Each of the representations and warranties of Parent and Merger Sub contained in this Agreement (other than the representations and warranties contained in Section 3.11) shall have been accurate in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than any representation and warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except where the failure of the representations and warranties of Parent and Merger Sub to be accurate would not reasonably be expected to prevent or materially impair or delay the ability of Parent to consummate the Merger; provided, however, that, for purposes of determining the accuracy of such representations and warranties as of the foregoing dates, all “material adverse effect” and/or similar materiality qualifications limiting the scope of such representations and warranties shall be disregarded.

(b)    Each of the representations and warranties of Parent and Merger Sub contained in Section 3.11 shall have been accurate in all respects as of the date of this Agreement, as of the completion of the Equity Syndication (taking into account all changes permitted by Section 5.16 and set forth on the schedule delivered by Parent to the Company pursuant to Section 5.16), and as of the Closing Date (taking into account all changes permitted by Section 5.16 and set forth on the schedule delivered by Parent to the Company pursuant to Section 5.16) as if made on and as of such dates.

7.2    Performance of Covenants. All of the covenants and obligations in this Agreement that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

7.3    Member Approval. This Agreement shall have been duly adopted by the Required Company Member Vote.

7.4    Closing Certificate. The Company shall have received a certificate executed by an officer of Parent confirming that the conditions set forth in Section 7.1 and Section 7.2 have been duly satisfied.

7.5    Regulatory Matters. (i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and there shall not be in effect any voluntary agreement between Parent or the Company and the Federal Trade Commission or the Department of Justice pursuant to which Parent or the Company has agreed not to consummate the Merger for any period of time; (ii) the Specified Non-HSR Consents shall have been obtained and shall be in full force and effect or, if a waiting period is applicable to the consummation of the Merger for a Specified Non-HSR Consent, such waiting period shall have expired or been terminated, as applicable, and there shall not be in effect any voluntary agreement between Parent or the Company and any Governmental Body pursuant to which Parent or the Company has agreed not to consummate the Merger for any period of time; (iii) the CFIUS Clearance shall have been obtained and shall be in full force and effect; and (iv) the ITAR Pre-Notification Requirement shall have been satisfied.

7.6    No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

Section 8.    TERMINATION

8.1    Termination. This Agreement may be terminated prior to the Effective Time (whether before or after the adoption of this Agreement by the Required Company Member Vote) by written notice of the terminating party (acting through such party’s board of directors or its designee; provided, however, that any action by the Company Board shall require the recommendation of the Special Committee to take such action) to the other parties:

(a)    by mutual written consent of Parent and the Company at any time prior to the Effective Time (notwithstanding receipt of the Required Company Member Vote);

(b)    by Parent or the Company if the Merger shall not have been consummated by the End Date; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if the failure to consummate the Merger by the End Date is primarily the result of a material breach on the part of such party of any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time;

(c)    by Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable Order having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; provided, however, that the party seeking to terminate pursuant to this Section 8.1(c) shall have complied with its obligations under Section 5.4;

(d)    by Parent or the Company if: (i) the Company Members’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Members shall have taken a final vote on a proposal to adopt this Agreement; and (ii) this Agreement shall not have been adopted at the Company Members’ Meeting (and shall not have been adopted at any adjournment or postponement thereof) by the Required Company Member Vote; provided, however, that: (A) a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if the failure to have this Agreement adopted by the Required Company Member Vote is primarily the result of a material breach on the part of such party of any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time; and (B) the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if the failure to have this Agreement adopted by the Required Company Member Vote is primarily the result of a breach of the Support Agreements by the Founders;

(e)    by Parent (at any time prior to the Company Members’ Meeting) if a Triggering Event shall have occurred;

(f)    by Parent if: (i) any of the Company’s representations or warranties contained in this Agreement shall be inaccurate as of the date of this Agreement or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date) such that the condition set forth in Section 6.1 would not be satisfied (it being understood that (without duplication), for purposes of determining the accuracy of such representations or warranties as of the date of this Agreement or as of any subsequent date: (A) all “Material Adverse Effect” and/or similar materiality qualifications limiting the scope of such representations or warranties shall be disregarded; and (B) any update of or modification to the Disclosure Schedule made or purported to have been made at or after the execution of this Agreement shall be disregarded); or (ii) any of the Company’s covenants or obligations contained in this Agreement shall have been breached such that the condition set forth in Section 6.2 would not be satisfied; provided, however, that, for purposes of clauses “(i)” and “(ii)” if an inaccuracy in any of the Company’s representations or warranties as of a date subsequent to the date of this Agreement or a breach of a covenant or obligation by the Company is curable by the Company prior to the End Date and the Company is continuing to exercise reasonable best efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 8.1(f) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that Parent gives the Company notice of such inaccuracy or breach; provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if Parent is then in breach in any material respect of this Agreement;

(g)    by the Company if: (i) any of Parent’s representations or warranties contained in this Agreement shall be inaccurate as of the date of this Agreement such that the condition set forth in Section 7.1 would not be satisfied, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date) such that the condition set forth in Section 7.1 would not be satisfied (it being understood that (without duplication), for purposes of determining the accuracy of any such representations or warranties as of this Agreement or as of any subsequent date, all materiality qualifiers limiting the scope of such representations and warranties shall be disregarded); or (ii) if any of Parent’s covenants or obligations contained in this Agreement shall have been breached such that the condition set forth in Section 7.2 would not be satisfied; provided, however, that if an inaccuracy in any of Parent’s representations or warranties as of a date subsequent to the date of this Agreement or a breach of a covenant or obligation by Parent is curable by Parent by the End Date and Parent is continuing to exercise reasonable best efforts to cure such inaccuracy or breach, then the Company may not terminate this Agreement under this Section 8.1(g) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that the Company gives Parent notice of such inaccuracy or breach; provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if the Company is then in breach in any material respect of this Agreement;

(h)    subject to the Company’s compliance with Section 5.2(d), by the Company at any time prior to the time the Required Company Member Vote is obtained, if (i) the Company Board (acting upon the recommendation of the Special Committee to take such action) authorizes the Company, subject to complying with the terms of Section 5.2(d)(i) of this Agreement, to enter into one or more acquisition agreements with respect to a Superior Offer (an “Alternative Acquisition Agreement”); provided that the Special Committee shall also be entitled to exercise rights on behalf of the Company under this Section 8.1(h)(i); (ii) immediately prior to or substantially concurrently with the termination of this Agreement, the Company enters into one or more Alternative Acquisition Agreements with respect to a Superior Offer; and (iii) the Company immediately prior to or substantially concurrently with such termination pays to Parent or its designees the Termination Fee; or

(i)    By Parent or the Company, following a CFIUS Turndown; provided, however, that the party seeking to terminate pursuant to this Section 8.1(i) shall have complied with its obligations under Section 5.4(h).

8.2    Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that: (i) Section 5.16 (with respect to the reimbursement and indemnification provisions thereof), this Section 8.2, Section 8.3 and Section 9 (and the Confidentiality Agreement) shall survive the termination of this Agreement and shall remain in full force and effect; and (ii) the termination of this Agreement shall not relieve any party from any liability for any knowing and intentional fraud, or Willful Breach of any covenant or obligation, contained in this Agreement.

8.3    Termination Fees.

(a)    Except as set forth in Section 5.3(h) and this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than attorneys’ fees, incurred in connection with the filing by the parties hereto of the premerger notification and report forms relating to the Merger under the HSR Act and the filing of any notice or other document under any applicable foreign antitrust or competition law or regulation.

(b)    If: (i) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) or Section 8.1(d); (ii) after the date hereof and at or prior to the time of the termination of this Agreement (in the case of Section 8.1(b)) or prior to the time of the Company Members’ Meeting (in the case of Section 8.1(d)), an Acquisition Proposal shall have been disclosed, announced, commenced, submitted (in the case of Section 8.1(d), publicly) or made (in the case of Section 8.1(d), publicly); and (iii) within 12 months after the date of any such termination, an Acquisition Transaction (whether or not related to such Acquisition Proposal) is consummated or a definitive agreement contemplating an Acquisition Transaction (whether or not related to such Acquisition Proposal) is executed and subsequently consummated, then the Company shall pay to Parent a non-refundable fee in the amount of $98,350,000 in cash (the “Termination Fee”); provided, however, that for purposes of this clause “(b)”, references to 15% in the definition of Acquisition Transaction shall be deemed to be references to 40%.

(c)    If this Agreement is terminated by: (i) Parent pursuant to Section 8.1(e); (ii) by the Company pursuant to Section 8.1(h); or (iii) if this Agreement is terminated by Parent or the Company pursuant to any other provision of Section 8.1 at any time after the occurrence of a Triggering Event but prior to the Company Members’ Meeting, then (unless the Company is required to pay to Parent the fee referred to in Section 8.3(d)) the Company shall pay to Parent the Termination Fee.

(d)    If this Agreement is terminated by Parent or the Company at any time after the Company Board Recommendation has been withdrawn or modified in accordance with clause “(ii)” of Section 5.2(d) but prior to the Company Members’ Meeting, then the Company shall pay to Parent a non-refundable fee in the amount of $131,140,000 in cash.

(e)    Any fee required to be paid to Parent pursuant to Section 8.3(b) shall be paid by the Company contemporaneously with the consummation of the Acquisition Transaction contemplated by Section 8.3(b). Any fee required to be paid to Parent pursuant to Section 8.3(c) or Section 8.3(d) shall be paid by the Company: (A) in the case of a termination of this Agreement by the Company, at or prior to the time of such termination; or (B) in the case of a termination of this Agreement by Parent, within two business days after such termination.

(f)    The Company acknowledges and agrees that the covenants and obligations contained in this Section 8.3 are an integral part of the Contemplated Transactions, and that, without these covenants and obligations, Parent would not have entered into this Agreement. Other than for Willful Breach of Section 4.3 or Section 5.2, the parties agree that the payment of the Termination Fee (or the fee referred to in Section 8.3(d)), if paid by the Company and accepted by Parent, shall be the sole and exclusive monetary remedy available to Parent and Merger Sub with respect to this Agreement and the Merger and the other Contemplated Transactions in the event any such payment becomes due and payable, and, upon payment of the Termination Fee (or the fee referred to in Section 8.3(d)), the Acquired Companies (and their respective former, current or future officers, directors, partners, shareholders, managers, members, employees, Affiliates and Representatives) shall have no further liability to Parent, Merger Sub, Sponsor or their respective Affiliates under, arising out of or related to this Agreement or the Contemplated Transactions. In no event shall the Company be obligated to pay the Termination Fee (which for these purposes shall also include the fee payable pursuant to Section 8.3(d)) on more than one occasion.

(g)    If the Company fails to pay when due any amount payable under this Section 8.3, then: (i) the Company shall reimburse Parent for all reasonable and documented out-of-pocket costs and expenses (including fees and disbursements of counsel) actually incurred in connection with the collection of such overdue amount and the enforcement by Parent of its rights under this Section 8.3; and (ii) the Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent in full) at a rate per annum 300 basis points over the “prime rate” (as announced by Bank of America, N.A. or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(h)    Any fee or other amount payable to Parent pursuant to this Section 8.3 shall be paid by the Company free and clear of all deductions and withholdings, except as required by applicable Legal Requirements.

Section 9.    MISCELLANEOUS PROVISIONS

9.1    Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company (acting upon the recommendation of the Special Committee to take such action) and Merger Sub at any time (whether before or after the adoption of this Agreement by the Members); provided, however, that after any such adoption of this Agreement by the Members, no amendment shall be made which by law requires further approval of the Members without the further approval of such Members. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.2    Waiver.

(a)    No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy. No single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)    No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given; provided that any such waiver made by the Company that adversely affects the rights hereunder that inure to Members shall require the prior recommendation of the Special Committee.

9.3    No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement shall survive the Merger.

9.4    Entire Agreement; Counterparts; Exchanges by Facsimile or Electronic Delivery. This Agreement (including all Exhibits and Schedules hereto), the Ancillary Agreements, the Equity Commitment Letter and any Support Letters constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that, except as provided below, the provisions of the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with their terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery shall be sufficient to bind the parties to the terms of this Agreement.

9.5    Applicable Law; Jurisdiction; Waiver of Jury Trial.

(a)    This Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(b)    In any action between any of the parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in any state court of Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case each of the parties irrevocably and unconditionally consents and submits to the jurisdiction of the United

States District Court for the District of Delaware); (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (iii) agrees that it will not bring any such action in any court other than such courts. Service of any process, summons, notice or document to any party’s address and in the manner set forth in Section 9.9 shall be effective service of process for any such action. Without limiting the obligations of the parties to provide notice as set forth in Section 9.9, each party hereto irrevocably designates The Corporation Trust Company as its agent and attorney-in-fact for the acceptance of service of process in any such action or proceeding and for the taking of all such acts as may be necessary or appropriate in order to confer jurisdiction over it before the aforesaid courts and each party hereto stipulates that such consent and appointment is irrevocable and coupled with an interest. Notwithstanding the foregoing in this Section 9.5(b), a party may commence any legal action or proceeding in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts. Each party hereto further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

(c)    EACH PARTY ACKNOWLEDGES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS. EACH PARTY ACKNOWLEDGES, AGREES AND CERTIFIES THAT: (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD, IN THE EVENT OF LITIGATION, SEEK TO PREVENT OR DELAY ENFORCEMENT OF EITHER OF SUCH WAIVERS; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS; (iii) IT MAKES SUCH WAIVERS VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5(c).

9.6    Disclosure Schedule. The Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 2 (or other applicable provision of this Agreement), and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section in Section 2 (or other applicable provision of this Agreement), and shall not be deemed to relate to or to qualify any other representation or warranty, except where it is reasonably apparent upon a reading of the disclosure that such information is intended to qualify another representation or warranty.

9.7    Attorneys’ Fees. In addition to and without limiting the remedies available under this Agreement, in any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive its reasonable attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

9.8    Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the parties’ respective rights, interests or obligations hereunder may be assigned by either party, in whole or in part, by operation of law or otherwise, without the prior written consent of the other party, and any attempted assignment of this Agreement or any of such rights, interests or obligations by either party without the other party’s prior written consent shall be void and of no effect.

9.9    Notices.

(a)    All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of service or delivery if served personally on the party to whom notice is to be given or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (ii) on the day after delivery to Federal Express or similar overnight courier to the party as follows or (iii) on the date sent by e-mail of a “portable document format” (.pdf) document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient:

if to Parent or Merger Sub:

c/o SB Group US, Inc.

1 Circle Star Way

San Carlos, CA 94070

Attention: Brian Wheeler

Email: brian@softbank.com

and

c/o SoftBank Group Capital Limited

69 Grosvenor St.

London, England W1K 3JP

Attention: Jonathan Bullock

Email: jb@softbank.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153-0119

Attention: Harvey Eisenberg, Esq.

Facsimile: 212-310-8007

Email: harvey.eisenberg@weil.com

and

Weil, Gotshal & Manges LLP

200 Crescent Court

Suite 300

Dallas, TX 75201

Attention: James R. Griffin, Esq.

Facsimile: 214-746-7777

Email: james.griffin@weil.com

and

Kirkland & Ellis LLP

601 Lexington Ave.

New York, NY 10022

Attention:    Norm Champ, P.C.

                    Jeffrey A. Fine, P.C.

                    Sean D. Rodgers, P.C.

Facsimile: 212-446-4900

Email:     norm.champ@kirkland.com

                sean.rodgers@kirkland.com

                jeffrey.fine@kirkland.com

if to the Company:

Fortress Investment Group LLC

1345 Avenue of the Americas

New York, NY 10105

Attention: David N. Brooks

Facsimile: 212-798-6131

Email: dbrooks@fortress.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Attention: Joseph A. Coco, Esq.

                 Peter D. Serating, Esq.

Facsimile: 212-735-2000

Email: joseph.coco@skadden.com

           peter.serating@skadden.com

and

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: John H. Butler, Esq.

Facsimile: 212-701-5800

Email: john.butler@davispolk.com

(b)    Any party may change its address or facsimile number for the purpose of this Section 9.9 by giving the other party written notice of its new information in the manner set forth above.

9.10    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the invalid or unenforceable term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.11    Remedies. The parties acknowledge and agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, in the event of any breach or threatened breach by a party of any covenant or obligation contained in this Agreement, the other party shall be entitled to obtain, without proof of actual damages (and in addition to any other remedy to which such other party may be entitled at law or in equity): (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation; and (b) an injunction restraining such breach or threatened breach. The parties hereby waive any requirement for the securing or posting of any bond in connection with any such remedy. Without limiting the generality of the foregoing, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to specific performance of each covenant and obligation of the Company or Parent and Merger Sub, as applicable, contained in this Agreement, including the parties’ obligation to consummate the Merger, the Company’s obligations in Section 4.3 and Section 5.2, and Parent’s and Merger Sub’s obligations under Section 5.14.

9.12    Non-Recourse. This Agreement may only be enforced against, and any Legal Proceeding that may be based upon, in respect of, arise under, out of or by reason of, be connected with or relate in any manner to this Agreement, or the negotiation, execution, performance or breach, of this Agreement, including, any representation or warranty made or alleged to have been made in, in connection with or as an inducement to, this Agreement (each of such above-described legal, equitable or other theories or sources of liability, a “Recourse Theory”) may only be made or asserted against (and are expressly limited to) the Persons that are expressly identified as parties hereto in the preamble to and signature pages of this Agreement and solely in their capacities as such, against Guarantor as provided in the Guarantee and against Sponsor as provided in the Equity Commitment Letter. No Person who is not a party hereto (including, (a) any former, current or future direct or indirect equity holder, controlling Person, management company, incorporator, member, partner, manager, director, officer, employee, agent, Affiliate, assignee, attorney or representative of, and any financial advisor or lender to (all above-described Persons in this sub-clause (a), collectively, “Affiliated Persons”) a party hereto or any Affiliate of such party, and (b) any Affiliated Persons of such Affiliated Persons but specifically excluding the parties hereto, the Guarantor and the Sponsor (the Persons in sub-clauses (a) and (b), together with their respective successors, assigns, heirs, executors or administrators, collectively, but specifically excluding the parties hereto, and the Guarantor, the Sponsor and any Acquiring Person (as defined in the Guarantee), “Non-Parties”)) will have any liability whatsoever in respect of, based upon or arising out of any Recourse Theory under this Agreement. Without limiting the rights of any party hereto against the other parties hereto as set forth herein, in no event will any party hereto, any of its Affiliates or any Person claiming by, through or on behalf of any of them institute any Legal Proceeding under any Recourse Theory against any Non-Party. Notwithstanding anything to the contrary in this Section 9.12, nothing herein shall be deemed to limit any liabilities or other obligations of the Guarantor or any Acquiring Person under the Guarantee, Sponsor as provided in the Equity Commitment Letter or any Seller (as such term is defined in the Founders Agreement) under the Founders Agreement.

9.13    Parties in Interest. Except for the rights pursuant to Section 5.5 (of which the Persons who are entitled to indemnification or insurance, as the case may be, thereunder are intended beneficiaries following the Effective Time), Section 5.7 (of which the holders of Company RSUs are the intended beneficiaries following the Effective Time) and Section 5.16 (of which the Persons who are entitled to reimbursement or indemnification, as the case may be, thereunder are intended beneficiaries), nothing in this Agreement is intended to confer, and does not confer, any rights or remedies under or by reason of this Agreement (or any breach hereof) on any Persons (including the Members of the Company, any Fund or Client or any other Person), other than (a) the parties hereto and their respective successors and permitted assigns, and (b) the rights of the Members to receive the Merger Consideration in accordance with this Agreement. Nothing in this Agreement is intended to relieve or discharge the obligations or liability of any third Persons to the Company, Parent or Merger Sub. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.2 without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.14    Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)    The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)    As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)    Unless otherwise indicated or the context otherwise requires: (i) any definition of or reference to any agreement, instrument or other document or any Legal Requirement in this Agreement shall be construed as referring to such agreement, instrument or other document or Legal Requirement as from time to time amended, supplemented or otherwise modified; (ii) any reference in this Agreement to any Person shall be construed to include such Person’s successors and assigns; (iii) any reference herein to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement; and (iv) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof.

(e)    Unless otherwise specifically indicated, all references to “dollars” or “$” will be deemed references to the lawful money of the United States of America.

(f)    The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to Sections, Annexes and Exhibits are to Sections, Annexes and Exhibits of this Agreement unless otherwise specified. All Exhibits and Annexes annexed to this Agreement or referred to in this Agreement are incorporated in and made a part of this Agreement as if set forth in full in this Agreement. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. The phrase “ordinary course of business” shall mean, with respect to the Acquired Companies, the ordinary course of business consistent with past practices of the Acquired Companies, and with respect to any other Person, the ordinary course of business consistent with past practices of such Person, in each case, in all material respects. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

9.15    Limited Guarantee; Support Letters. For the avoidance of doubt, if and to the extent Parent and/or Merger Sub would be prevented under the express terms of Sections 6 or 8 of this Agreement from relying on any condition or exercising any termination right if Parent and/or Merger Sub were in breach of or had otherwise not complied with its obligations under the provisions of this Agreement which are also binding on Sponsor pursuant to Section 12 of the Limited Guarantee or any Applicable Investor pursuant to its Support Letter, Parent and Merger Sub shall also be so prevented from relying on any such condition or exercising any such termination right if and to the extent Sponsor is in breach of or has not otherwise complied with its corresponding obligations under Section 12 of the Limited Guarantee and/or such Applicable Investor is in breach of or has otherwise not complied with its corresponding obligations in its Support Letter.

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In Witness Whereof, the parties have caused this Agreement to be duly executed as of the date first above written.

SB Foundation Holdings LP

By:	SB Foundation Holdings (GP) LLC, its general partner

By:	SoftBank Group Corp.,
its sole member

By:	/s/ Masayoshi Son
Name: Masayoshi Son
Title: Chairman & CEO

Foundation Acquisition LLC

By:	SB Foundation Holdings LP, its sole member

By:	SB Foundation Holdings (GP) LLC,
its general partner

By:	SoftBank Group Corp.,
its sole member

By:	/s/ Masayoshi Son
Name: Masayoshi Son
Title: Chairman & CEO

Fortress Investment Group LLC

By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

2015 Financial Statements. “2015 Financial Statements” shall mean the audited consolidated balance sheets of the Acquired Companies as of December 31, 2015 (including, in each case, the notes, if any, thereto).

Acquired Companies. “Acquired Companies” shall mean, collectively, the Company and the Company’s Subsidiaries.

Acquired Company Returns. “Acquired Company Returns” shall have the meaning set forth in Section 2.17(a).

Acquisition Inquiry. “Acquisition Inquiry” shall mean an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Parent or any of its Subsidiaries) that would reasonably be expected to lead to an Acquisition Proposal.

Acquisition Proposal. “Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal made or submitted by Parent or any of its Subsidiaries) contemplating or otherwise relating to any Acquisition Transaction.

Acquisition Transaction. “Acquisition Transaction” shall mean any transaction or series of transactions (other than the Contemplated Transactions and provided that, for the avoidance of doubt, no disposition of any Portfolio Company or other assets by a Fund or Permanent Capital Vehicle, in each case, in the ordinary course of business, shall constitute an “Acquisition Transaction”) involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, joint venture, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which the Company is a constituent or participating corporation; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing 15% or more of the outstanding securities of any class (or instruments convertible into or exercisable or exchangeable for 15% or more of any such class) of the Company; or (iii) in which the Company issues securities representing 15% or more of the outstanding securities of the Company (or instruments convertible into or exercisable or exchangeable for 15% or more of any such securities); or

(b)    any sale, lease, exchange, transfer, license, sublicense, acquisition or disposition or liquidation or dissolution of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues, consolidated net income or consolidated assets of the Acquired Companies taken as a whole (including equity securities of the Company’s Subsidiaries).

Act. “Act” shall mean the Limited Liability Company Act of the State of Delaware.

Advisers Act. “Advisers Act” shall mean the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder by the SEC.

Advisers Act Consent. “Advisers Act Consent” shall have the meaning set forth in Section 2.3.

Advisor. “Advisor” shall mean, with respect to any Person, each accountant, broker, investment banker, finder, financial advisor, consultant, legal counsel or other similar Person that is or has ever been retained by or authorized to act on behalf of, or is performing or has ever performed services for, such Person.

Affiliate. “Affiliate” of any Person shall mean another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; provided, that no Fund (including a Company Fund), Portfolio Company, Permanent Capital Vehicle or any of their respective Affiliates shall be deemed an “Affiliate” of any Acquired Company or their respective Affiliates.

Affiliated Persons. “Affiliated Persons” shall have the meaning set forth in Section 9.12.

Agreement. “Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

Alternative Acquisition Agreement. “Alternative Acquisition Agreement” shall have the meaning set forth in Section 8.1(h).

Alternative Credit Clients. “Alternative Credit Clients” shall mean those Clients set forth and designated as Alternative Credit Clients on Part 2.3(i) of the Disclosure Schedule.

Ancillary Agreements. “Ancillary Agreements” shall mean the Founders Agreement, the TRA Waiver, Support Agreements and the Limited Guarantee.

Applicable Investment. “Applicable Investment” shall have the meaning set forth in Section 5.16.

Applicable Investor. “Applicable Investor” shall have the meaning set forth in Section 5.16.

Applicable Percentage. “Applicable Percentage” shall mean (i) 49.9% during the first 14 calendar days of the Permitted Syndication Period and (ii) 24.9% during the remainder of the Permitted Syndication Period.

Base Aggregate Management Fees. “Base Aggregate Management Fees” shall mean the aggregate management fees, calculated on an annualized basis, of each Client as set forth in Schedule B.

Base Date. “Base Date” shall mean December 31, 2016.

beneficial ownership. “beneficial ownership,” “beneficially own” and correlative terms shall have the meaning ascribed to such term in Rule 13d-3 of the Exchange Act.

Benefit Plan. “Benefit Plan” shall have the meaning set forth in Section 2.18(a).

BHC Act. “BHC Act” shall have the meaning set forth in Section 2.29.

business day. “business day” shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

Certifications. “Certifications” shall have the meaning set forth in Section 2.7(a).

CFIUS. “CFIUS” shall mean the Committee on Foreign Investment in the United States.

CFIUS Clearance. “CFIUS Clearance” shall mean that any of the following shall have occurred: (i) the 30 day review period under the DPA commencing on the date that the CFIUS Notice is accepted by CFIUS shall have expired and the parties shall have received written notice from CFIUS that such review has been concluded and that either the Contemplated Transactions do not constitute a “covered transaction” under the DPA or there are no unresolved national security concerns; (ii) an investigation shall have been commenced after such 30 day review period and CFIUS shall have determined to conclude all deliberative action under the DPA without sending a report to the President of the United States, and the parties shall have received written notice from CFIUS that either the Contemplated Transactions do not constitute a “covered transaction” under the DPA or there are no unresolved national security concerns, and all action under the DPA is concluded with respect to the Contemplated Transactions; or (iii) CFIUS shall have sent a report to the President of the United States requesting the President’s decision and either (A) the period under the DPA during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the Contemplated Transactions shall have expired without any such action being threatened, announced or taken or (B) the President shall have announced a decision not to take any action to suspend, prohibit or place any limitations on the Contemplated Transactions.

CFIUS Notice. “CFIUS Notice” shall mean a joint voluntary notice with respect to the Contemplated Transactions prepared by Parent and the Company and submitted to CFIUS in accordance with the requirements of the DPA.

CFIUS Turndown. “CFIUS Turndown” shall have the meaning set forth in Section 5.4(h).

Class A Share. “Class A Share” shall mean the Class A Shares, no par value per share, of the Company.

Class A Share Certificate. “Class A Share Certificate” shall have the meaning set forth in Section 1.6.

Class B Share. “Class B Share” shall mean the Class B Shares, no par value per share, of the Company.

Class B Share Certificate. “Class B Share Certificate” shall have the meaning set forth in Section 1.6.

Client. “Client” shall mean any Person to which any Acquired Company provides investment management or investment advisory services, including any sub-advisory services, relating to securities or other financial instruments, commodities, real estate or any other type of asset, pursuant to an Investment Advisory Arrangement. For the avoidance of doubt, “Clients” shall not include the Acquired Companies.

Client Contract. “Client Contract” shall mean a Contract under which any Acquired Company provides investment advisory, investment management, investment sub-advisory, administration or similar services.

Closing. “Closing” shall have the meaning set forth in Section 1.3.

Closing Date. “Closing Date” shall have the meaning set forth in Section 1.3.

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended.

Collateral Manager. “Collateral Manager” shall have the meaning set forth in Section 2.13(a).

Collateral Management Agreement. “Collateral Management Agreement” shall have the meaning set forth in Section 2.13(b).

Company. “Company” shall have the meaning set forth in the preamble to this Agreement.

Company 401(k) Plan. “Company 401(k) Plan” shall mean the FIG LLC 401(k) Profit Sharing Plan &Trust.

Company Advisor. “Company Advisor” shall have the meaning set forth in Section 2.25(a).

Company Associate. “Company Associate” shall mean any current or former employee, independent contractor or consultant who is a natural person, or director of or to any of the Acquired Companies or any Affiliate of any Acquired Company, but solely with respect to the period during which such person served as an employee, independent contractor or consultant to any of the Acquired Companies or any Affiliate of any Acquired Company.

Company Board. “Company Board” shall have the meaning set forth in the recitals to this Agreement.

Company Board Recommendation. “Company Board Recommendation” shall have the meaning set forth in Section 5.2(b).

Company Capital Stock. “Company Capital Stock” shall mean the Class A Shares, Class B Common Shares, and the Preferred Shares.

Company Contract. “Company Contract” shall mean any Contract: (a) to which any of the Acquired Companies is a party; (b) by which any of the Acquired Companies or any asset of any of the Acquired Companies is or may become bound or under which any of the Acquired Companies has, or may become subject to, any obligation; or (c) under which any of the Acquired Companies has or may acquire any right or interest.

Company Equity Plans. “Company Equity Plans” shall mean the Company’s Amended and Restated 2007 Omnibus Equity Incentive Plan and the Company’s 2016 Omnibus Equity Incentive Plan.

Company Financial Statements. “Company Financial Statements” shall mean the: (a) audited consolidated balance sheets of the Acquired Companies as of December 31, 2014 and December 31, 2015 (including, in each case, the notes, if any, thereto); and (b) unaudited consolidated balance sheet of the Acquired Companies as of September 30, 2016 (including the notes, if any, thereto).

Company Fund. “Company Fund” means any investment fund or other collective investment vehicle that is a distinct Entity (including any general or limited partnership, corporation, trust or limited liability company, and including each separate portfolio or series of any of the foregoing and whether or not dedicated to a single investor but excluding, for the avoidance of doubt, each of the Permanent Capital Vehicles) (a) sponsored or controlled by an Acquired Company or (b) for which an Acquired Company acts as the principal investment adviser, investment manager, collateral manager, general partner, managing member, manager or in a similar capacity; provided, however, that Company Funds shall not include any Managed Accounts, Sub-advisory Relationships or, for the avoidance of doubt, any Portfolio Companies. The Company Funds as of the date of this Agreement are set forth on Part 2.3(i) of the Disclosure Schedule.

Company Intellectual Property Right. “Company Intellectual Property Right” shall mean each Intellectual Property Right owned by any Acquired Company.

Company Lease. “Company Lease” shall have the meaning set forth in Section 2.10(b).

Company Members’ Meeting. “Company Members’ Meeting” shall have the meaning set forth in Section 5.2(a).

Company Organizational Documents. “Company Organizational Documents” means the certificate of formation of the Company and the LLC Agreement, together with all amendments thereto.

Company Real Property. “Company Real Property” means any real property covered by a Lease under which either the Acquired Companies is a lessee.

Company Restricted Share. “Company Restricted Share” shall mean each Class A Share that is unvested or is subject to a repurchase option or obligation, risk of forfeiture or other condition under any applicable restricted share purchase agreement or other Contract with the Company or under which the Company has any rights, whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted.

Company RSU. “Company RSU” shall mean each restricted share unit award representing the right to vest in and be issued Class A Shares by the Company, whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested.

Company SEC Documents. “Company SEC Documents” shall mean each report, schedule, registration statement, proxy, form, statement or other document filed with, or furnished to, the SEC by the Company, but excluding the Proxy Statement.

Company Subsidiary Securities. “Company Subsidiary Securities” shall have the meaning set forth in Section 2.6(d).

Confidentiality Agreement. “Confidentiality Agreement” shall mean that certain confidentiality agreement described on Part A of the Disclosure Schedule.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Contemplated Transactions. “Contemplated Transactions” shall mean: (a) all actions and transactions contemplated by the Agreement (including the Implementation Schedule), including the Merger; and (ii) all actions and transactions contemplated by the Support Agreements.

Continuation Period. “Continuation Period” shall have the meaning set forth in Section 5.6(a).

Continuing Employee. “Continuing Employee” shall have the meaning set forth in Section 5.6(a).

Contract. “Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, arrangement, settlement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy or benefit plan, in each case which is legally binding.

Controlled Fund. “Controlled Funds” shall mean each Fund other than Non-Controlled Funds.

DDTC. “DDTC” shall mean the U.S. Department of State Directorate of Defense Trade Controls.

Designated Side Letter. “Designated Side Letter” shall mean any side letter or similar arrangement that was entered into on or after January 1, 2014.

Disclosure Schedule. “Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of Section 9.6 and that has been delivered by the Company to Parent on the date of the Agreement.

Domain Name. “Domain Name” shall mean the any or all of the following and all worldwide rights in, arising out of, or associated therewith: domain names, uniform resource locators and other names and locators associated with the internet.

DPA. “DPA” shall mean Section 721 of Title VII of the Defense Production Act of 1950, as amended, including the amendments under the Omnibus Trade and Competitiveness Act of 1988 and the Foreign Investment and National Security Act of 2007 (codified at 50 U.S.C. 4565) and including the regulations of CFIUS promulgated thereunder, codified at 31 C.F.R. Part 800, et seq.

Effective Time. “Effective Time” shall have the meaning set forth in Section 1.3.

Employment Laws. “Employment Laws” shall have the meaning set forth in Section 2.19(a).

Encumbrance. “Encumbrance” shall mean any lien (statutory or other), pledge or other deposit arrangement, hypothecation, charge, assessment, levy, assignment, mortgage, deed of trust, easement, encroachment, imperfection of title, title exception, title defect, title retention, right of possession, lease, tenancy license, security interest, executory seizure, attachment, garnishment, encumbrance (including any exception, reservation or limitation, right of way, and the like), conditional sale, the filing of any financial statement under the Uniform Commercial Code or comparable law of any jurisdiction, option, claim or right of or obligation to any Person, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

End Date. “End Date” shall mean December 31, 2017.

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Environmental Law. “Environmental Law” shall mean all applicable Legal Requirements relating to pollution, protection of the environment, protection of natural resources or workplace health and safety as relates to the presence of Hazardous Materials.

Equitable Exception. “Equitable Exception” shall have the meaning set forth in Section 2.4(c).

Equity Commitment Letter. “Equity Commitment Letter” shall have the meaning set forth in Section 3.5(a).

Equity Financing. “Equity Financing” shall have the meaning set forth in Section 3.5(a).

Equity Syndication. “Equity Syndication” shall have the meaning set forth in Section 5.16.

Equity Syndication Period End Date. “Equity Syndication Period End Date” shall have the meaning set forth in Section 5.16.

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

Federal Reserve. “Federal Reserve” shall have the meaning set forth in Section 5.4(j).

Foreign Benefit Plan. “Foreign Benefit Plan” shall mean each Benefit Plan that is not subject to U.S. Legal Requirements and is maintained primarily in respect of any current or former employees or directors of any of the Acquired Companies who are located outside of the United States.

Founder. “Founder” shall mean Peter Briger, Wesley Edens and Randal Nardone.

Founders Agreement. “Founders Agreement” shall have the meaning set forth in the recitals to this Agreement.

Fund. “Fund” means any Company Fund, Managed Account or Sub-advisory Relationship.

Fund Board Approval. “Fund Board Approval” shall have the meaning set forth in Section 5.3(a)(ii).

Fund Document. “Fund Document” shall mean as of the date hereof each partnership agreement, operating agreement, shareholders’ agreement, Investment Advisory Arrangement, prospectus, offering document and any material amendments, modifications, supplements or waivers with respect to any of the foregoing (A) related to each Controlled Fund, and (B) related to each Non-Controlled Fund and to which any Acquired Company is a party.

Fund Report. “Fund Report” shall have the meaning set forth in Section 2.13(f).

Fund Shareholder Approval. “Fund Shareholder Approval” shall have the meaning set forth in Section 5.3(a)(iii).

GAAP. “GAAP” shall mean generally accepted accounting principles in the United States.

Governmental Authorization. “Governmental Authorization” shall mean any (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement or (b) right under any Contract with any Governmental Body, and shall also include the expiration of the waiting period under the HSR Act and any required approval or clearance of any Governmental Body pursuant to any applicable foreign Legal Requirement relating to antitrust or competition matters.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal); or (d) Self-Regulatory Organization.

Guarantee. “Guarantee” shall have the meaning set forth in the recitals to this Agreement.

Guarantor. “Guarantor” shall have the meaning set forth in the recitals to this Agreement.

Hazardous Materials. “Hazardous Materials” shall mean any material, substance, chemical, or waste (or combination thereof) that is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, or words of similar meaning or effect under any Legal Requirement relating to pollution, waste, or the environment.

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Implementation Schedule. “Implementation Schedule” shall have the meaning set forth in Section 1.3.

Intellectual Property Rights. “Intellectual Property Rights” shall mean any or all of the following and all worldwide common law and statutory rights in, arising out of, or associated therewith: (a) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, certificates of invention and statutory invention registrations, continued prosecution applications, requests for continued examination, reexaminations, continuations and continuations-in-part thereof (“Patents”); (b) copyrights, and registrations and applications therefor, mask works, whether registered or not, and all other rights corresponding thereto throughout the world including moral and economic rights of authors and inventors, however denominated (“Copyrights”); (c) industrial designs and any registrations and applications therefor; (d) trade names, trade dress, slogans, all identifiers of source, fictitious business names (D/B/As), Domain Name, logos, trademarks and service marks, including all goodwill therein, and any and all common law rights, registrations and applications therefor (“Trademarks”); (e) trade secrets (including, those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law), and other proprietary business, technical and know-how information, non-public information, and confidential information, including all proprietary source code, documentation, processes, technology, formulae, customer lists, business and marketing plans, inventions (whether or not patentable) and marketing information and rights to limit the use or disclosure thereof by any Person, including proprietary databases and data collections and all rights therein (“Trade Secrets”); and (f) any similar or equivalent rights to any of the foregoing (as applicable).

Intervening Event. “Intervening Event” shall have the meaning set forth in Section 5.2(d)(ii).

Investment Adviser Subsidiary. “Investment Adviser Subsidiary” shall have the meaning set forth in Section 2.13(a).

Investment Advisory Arrangement. “Investment Advisory Arrangement” shall mean a Contract under which any Acquired Company acts as an investment manager, investment adviser, collateral manager or sub-advisor to, or manages any investment or trading account for, any Person (other than any Acquired Company).

Investment Company Act. “Investment Company Act” shall mean the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder by the SEC.

Investor Waiver. “Investor Waiver” shall have the meaning set forth in Section 2.3.

IRS. “IRS” shall mean the United States Internal Revenue Service.

ITAR. “ITAR” shall mean the International Traffic in Arms Regulations, as set forth in 22 C.F.R. Parts 120 to 130, as amended.

ITAR Pre-Notification Requirement. “ITAR Pre-Notification Requirement” shall mean the submission by the Company of a notice (including all required accompanying materials) to DDTC via registered, overnight mail and email at least 60 days in advance of the Closing Date, as provided for in 22 C.F.R. § 122.4(b) and DDTC’s 60-Day Notice Guidance.

Key Employee. “Key Employee” shall mean any (i) executive officer of the Company and (ii) any Person set forth on Part B of the Disclosure Schedule.

Knowledge. “Knowledge” shall mean in the case of the Company, the actual knowledge of those persons set forth on Part C-1 of the Disclosure Schedule, and in the case of Parent or Merger Sub, the actual knowledge of those persons set forth on Part C-2 of the Disclosure Schedule.

Leases. “Leases” means any lease, sublease or other agreement under which the Acquired Companies: (a) leases, uses, occupies or has the right to use or occupy, any real property, or (b) grants to a third party any right to lease, use or occupy any real property.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, claim, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, order, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

Liability. “Liability” shall mean any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

Limited Guarantee. “Limited Guarantee” shall mean the Limited Guarantee delivered to the Company and the Sellers (as defined in the Founders Agreement) by the Sponsor, dated as of the date hereof.

LLC Agreement. “LLC Agreement” shall mean the Fourth Amended and Restated Limited Liability Company Agreement of the Company, effective as of August 10, 2009.

LC Clients. “LC Clients” shall mean those Clients set forth on Part 2.3(i) of the Disclosure Schedule under the heading “LC Clients.”

Made Available to Parent. Any statement in Section 2 to the effect that any information, document or other material has been “Made Available to Parent” shall mean that such information, document or material was: (a) publicly available on the SEC EDGAR database by the Company in un-redacted form; (b) delivered to Parent or Parent’s Representatives via electronic mail or other electronic form (e.g., thumb drive) or in hard copy form at least 24 hours prior to the execution of the Agreement; or (c) made available for review by Parent or Parent’s Representatives at least 24 hours prior to the execution of the Agreement in the virtual data room maintained by the Company with Intralinks in connection with the Merger.

Managed Account. “Managed Account” means any investment account that is owned by a Client (or any nominee of such Client) for which an Acquired Company provides investment advice for compensation on a discretionary or non-discretionary basis; provided, however, that a Managed Account does not include a Sub-advisory Relationship. For the avoidance of doubt, solely as used in this definition, a “Client” shall include any investment fund or collective investment vehicle sponsored or managed by an investment adviser that is not an Acquired Company. The Managed Accounts as of the date of this Agreement are set forth on Part 2.3(i) of the Disclosure Schedule.

Material Adverse Effect. “Material Adverse Effect” shall mean any effect, change, development, claim, event or circumstance that, considered individually or together with all other effects, changes, developments, claims, events and circumstances, has had or would reasonably be expected to have or result in a material adverse effect on: (a) the business, financial condition, operations or financial performance of the Acquired Companies taken as a whole; or (b) the ability of the Company to consummate the Merger; provided, however, that, in the case of clause “(a)” above, an effect, change, development, claim, event or circumstance occurring after the date of this Agreement shall not be deemed to be a Material Adverse Effect if such effect, change, development, claim, event or circumstance arises out of, results from or relates to: (i) the execution, announcement, pendency or consummation of the Merger or the other Contemplated Transactions (including any litigation or loss of or adverse change in the relationship of the Acquired Companies with their respective Funds, Permanent Capital Vehicles, Members, employees, Clients or partners), (ii) general economic or political conditions (including cyber-attacks and acts of terrorism, sabotage or war, and including any escalation or general worsening of any such cyber-attacks or acts of terrorism, sabotage or war) to the extent that such conditions do not disproportionately affect the Acquired Companies, taken as a whole, as compared to other companies participating in the same industry as the Company, (iii) general conditions in the industry in which the Acquired Companies operate to the extent that such conditions do not disproportionately affect the Acquired Companies, taken as a whole, as compared to other companies participating in the same industry as the Company, (iv) any changes in the financial, credit, banking, securities or commodities markets in the United States or any other country or region of the world (including changes in interest rates, exchange rates, stock, bond and/or debt prices), (v) any changes (after the date hereof) in GAAP or applicable Legal Requirements (or interpretations thereof), (vi) any failure by the Company to meet internal or analysts’ estimates or projections (it being understood that any cause of any such failure may be taken into consideration when determining whether a Material Adverse Effect has occurred, to the extent not otherwise excluded by another exception herein), (vii) any acts by the Company or any of its Subsidiaries following the request of Parent and to which Parent consents or any omissions of the Company or any of its Subsidiaries required by the terms of this Agreement, (viii) any termination of Client accounts or reduction in assets under management in respect of any Fund or other Client, (ix) any change, in and of itself, in the market price or trading volume of the Class A Shares (it being understood that any cause of any such change may be taken into consideration when determining whether a Material Adverse Effect has occurred, to the extent not otherwise excluded by another exception herein), or (x) the occurrence of any epidemic, hurricane, earthquake, or other natural disaster to the extent such conditions do not disproportionately affect the Acquired Companies, taken as a whole, compared to other companies participating in the same industry as the Company.

Material Contract. “Material Contract” shall have the meaning set forth in Section 2.12(a).

Maximum Amount. “Maximum Amount” shall have the meaning set forth in Section 5.5(c).

Member. “Member” shall have the meaning set forth in the LLC Agreement.

Merger. “Merger” shall have the meaning set forth in the recitals to this Agreement.

Merger Consideration. “Merger Consideration” shall mean the cash consideration that a holder of Class A Shares is entitled to receive in exchange for such Class A Shares pursuant to Section 1.5.

Merger Sub. “Merger Sub” shall have the meaning set forth in the preamble to this Agreement.

Multiemployer Plan. “Multiemployer Plan” shall have the meaning ascribed to such term in Section 4001(a)(3) of ERISA.

Negative Consent. “Negative Consent” shall have the meaning set forth in Section 5.3(a)(i).

Negative Consent Eligible. “Negative Consent Eligible” means, with respect to any Investment Advisory Arrangement, that such Investment Advisory Arrangement is designated in Part 2.3 of the Disclosure Schedule as Negative Consent Eligible.

New Plan. “New Plan” shall have the meaning set forth in Section 5.6(d).

Non-Controlled Funds. “Non-Controlled Funds” means each Managed Account and each Fund subject to a Sub-advisory Relationship (in each case, other than the Permanent Capital Vehicles).

Non-Parties. “Non-Parties” shall have the meaning set forth in Section 9.12.

Notice. “Notice” shall have the meaning set forth in Section 5.3(a)(i).

Ordinary Examinations. “Ordinary Examinations” shall have the meaning set forth in Section 2.16(g).

OFAC. “OFAC” shall have the meaning set forth in Section 2.16(m).

OP Units. “OP Units” shall have the meaning set forth in the Founders Agreement.

Operating Partnerships. “Operating Partnerships” shall mean each of Fortress Operating Entity I LP, FOE II (New) LP and Principal Holdings I LP.

Order. “Order” shall mean any order, writ, injunction, judgment or decree.

Parent. “Parent” shall have the meaning set forth in the preamble to this Agreement.

Paying Agent. “Paying Agent” shall have the meaning set forth in Section 1.7(a).

Payment Fund. “Payment Fund” shall have the meaning set forth in Section 1.7(a).

Permanent Capital Vehicles. “Permanent Capital Vehicles” shall mean Drive Shack Inc. (formerly known as Newcastle Investment Corp.), Eurocastle Investment Limited, Fortress Transportation and Infrastructure Investors LLC, New Media Investment Group Inc., New Residential Investment Corp., and New Senior Investment Group Inc.

Permitted Dividends. “Permitted Dividends” shall mean a maximum of two regular quarterly dividends declared and paid prior to the Closing (i) on shares of Company Capital Stock, OP Units or PH Units after November 9, 2016, (ii) in an amount not to exceed $0.09 per quarter per share of Company Capital Stock, OP Unit or PH Unit, as applicable, and (iii) that are payable no earlier than March 21, 2017 (with respect to the quarterly period ended December 31, 2016), and May 19, 2017 (with respect to the quarterly period ended March 31, 2017).

Permitted Encumbrance. “Permitted Encumbrance” shall mean: (a) liens for Taxes not yet due and payable, for which adequate reserves have been maintained in accordance with GAAP; (b) Encumbrances imposed by Legal Requirements, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business; (c) licenses and similar rights granted in Intellectual Property Rights in the ordinary course of business; (d) pledges or deposits arising in the ordinary course of business to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (e) minor survey exceptions, reciprocal easement agreements and other customary encumbrances on title to real property that (i) were not incurred in connection with any indebtedness, (ii) do not render title to the property encumbered thereby unmarketable; and (f) Encumbrances that do not, individually or in the aggregate, materially adversely affect the value of or the use of property for its current and anticipated purposes.

Permitted Syndication Period. “Permitted Syndication Period” shall have the meaning set forth in Section 5.16.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Personal Information. “Personal Information” shall have the meaning set forth in Section 2.11(e).

PH Units. “PH Units” shall have the meaning set forth in the Founders Agreement.

Portfolio Companies. “Portfolio Companies” means any company in which any Client holds any direct or indirect investment, other than a Permanent Capital Vehicle. For the avoidance of doubt, a Portfolio Company may be a Subsidiary if it is controlled by one or more Acquired Companies, other than a Fund.

Pre-Closing Period. “Pre-Closing Period” shall have the meaning set forth in Section 4.1.

Preferred Share. “Preferred Share” means a limited liability company interest of the Company having the rights and obligations specified with respect to Preferred Shares specified in the LLC Agreement.

Private Equity Clients. “Private Equity Clients” shall mean those Clients set forth on Part 2.3(i) of the Disclosure Schedule.

Proxy Statement. “Proxy Statement” shall have the meaning set forth in Section 5.1.

Proxy Statement Clearance Date. “Proxy Statement Clearance Date” shall mean the first date on which the SEC (or staff of the SEC) has, orally or in writing, confirmed that (a) it has no further comments on the Proxy Statement, or (b) it does not intend to review the Proxy Statement.

QPAM. “QPAM” shall have the meaning set forth in Section 2.13(h).

QPAM Exemption. “QPAM Exemption” shall have the meaning set forth in Section 2.13(h).

Recommendation Change Notice. “Recommendation Change Notice” shall have the meaning set forth in Section 5.2(d)(i).

Record Date. “Record Date” shall have the meaning set forth in Section 5.2(a).

Recourse Theory. “Recourse Theory” shall have the meaning set forth in Section 9.12.

Registered Company Fund. “Registered Company Fund” shall mean a Company Fund registered under the Investment Company Act.

Registered Sub-advised Fund. “Registered Sub-advised Fund” shall mean a Fund in respect of a Sub-Advisory Relationship where such Fund is registered under the Investment Company Act.    The Registered Sub-advised Funds as of the date of this Agreement are set forth on Part 2.3(i) of the Disclosure Schedule.

Registered Fund. “Registered Fund” shall mean any Registered Company Fund or Registered Sub-advised Fund. The Registered Funds as of the date of this Agreement are set forth on Part 2.3(i) of the Disclosure Schedule.

Reports. “Reports” shall have the meaning set forth in Section 2.16(a).

Representatives. “Representatives” shall mean directors, officers, other employees, agents, attorneys, accountants, advisors and representatives.

Required Company Member Vote. “Required Company Member Vote” shall have the meaning set forth in Section 2.24.

RSU Cash Payment. “RSU Cash Payment” shall have the meaning set forth in Section 5.7(a).

Sarbanes-Oxley Act. “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

SDN List. “SDN List” shall have the meaning set forth in Section 2.16(m).

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Self-Regulatory Organization. “Self-Regulatory Organization” shall have the meaning set forth in Section 2.3.

Special Committee. “Special Committee” shall have the meaning set forth in the recitals to this Agreement.

Specified Non-HSR Consents. “Specified Non-HSR Consents” shall have the meaning set forth in Section 6.7.

Specified Subsidiaries. “Specified Subsidiaries” shall have the meaning set forth in Section 2.6(b).

Sponsor. “Sponsor” shall mean SoftBank Group Corp, a corporation incorporated under the laws of Japan.

Sub-advisory Relationship. “Sub-advisory Relationship” means any Contract pursuant to which the Company or any Subsidiary of the Company provides sub-advisory services to any investment fund or other collective investment vehicle (including any general or limited partnership, trust, or limited liability company and whether or not dedicated to a single investor (but excluding, for the avoidance of doubt, any Controlled Fund)) or any account whose principal advisor, general partner, managing member or manager is any Person who is not the Company or a Subsidiary of the Company. The Sub-advisory Relationships are set forth on Part 2.3(i) of the Disclosure Schedule.

Subsidiary. “Subsidiary” shall mean, with respect to any Person, any corporation, partnership, limited liability company or other organization or entity, whether incorporated or unincorporated, (a) of which such Person or any other Subsidiary of such Person is a general partner or managing member, or (b) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, partnership, limited liability company or other organization or entity is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries; provided that no Fund (including a Company Fund), Portfolio Company (or investment vehicle through which any Client holds its interest in such Portfolio Company) or Permanent Capital Vehicle or any of their respective Subsidiaries shall be deemed to be a direct or indirect Subsidiary of the Company, except to the extent that an Acquired Company is the sole owner of the debt and equity interests thereof; provided further, that each Operating Partnership shall be deemed a wholly owned Subsidiary of the Company, notwithstanding any ownership of the Founders thereof.

Superior Offer. “Superior Offer” shall mean a bona fide, written offer by a third party that was unsolicited after the date of this Agreement to purchase at least 50.1% of the Class A Shares and Class B Shares and that: (a) did not result from a breach of Section 4.3 or any Support Agreement and (b) is on terms and conditions that the Company Board (acting upon the recommendation of the Special Committee to take such action) or the Special Committee determines in good faith, after consultation with an independent financial advisor of nationally recognized reputation and after having taken into account all relevant factors that the Company Board or the Special Committee, as applicable, deems to be appropriate (including the likelihood and timing of consummation of the purchase transaction contemplated by such offer), to be more favorable from a financial point of view to the Members than the Merger.

Support Agreement. “Support Agreement” shall have the meaning set forth in the recitals to this Agreement.

Support Letter. “Support Letter” shall have the meaning set forth in Section 5.16.

Surviving Company. “Surviving Company” shall have the meaning set forth in Section 1.1.

Tax. “Tax” shall mean any federal, state, local, foreign or other tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

Tax Receivables Agreement. “Tax Receivables Agreement” shall mean that certain Amended and Restated Tax Receivable Agreement, dated as of February 1, 2007, between FIG Corp., FIG Asset Co. LLC and certain Persons listed therein.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

Taxing Authority. “Taxing Authority” shall mean, with respect to any Tax, the Governmental Body or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Body or subdivision, including any Governmental Body or agency that imposes, or is charged with collecting, social security or similar charges or premiums.

Termination Fee. “Termination Fee” shall have the meaning set forth in Section 8.3(b).

TRA Waiver. “TRA Waiver” shall have the meaning set forth in the recitals to this Agreement.

Triggering Event. A “Triggering Event” shall be deemed to have occurred if: (a) the Company Board or any committee thereof (including the Special Committee) shall have: (i) withdrawn the Company Board Recommendation; (ii) modified the Company Board Recommendation in a manner adverse to Parent; or (iii) taken, authorized or publicly proposed any of the actions referred to by Section 5.2(c); (b) the Company shall have failed to include the Company Board Recommendation in the Proxy Statement; (c) the Company Board shall have failed to reaffirm publicly the Company Board Recommendation within five business days after Parent reasonably requests following an event, occurrence, development or change in circumstances that the Company Board Recommendation be reaffirmed publicly; provided that (i) if fewer than five business days remain from the time of the request for reaffirmation to the date of the Company Members’ Meeting, the reference to five business days shall be three business days; and (ii) Parent shall not be entitled to request such a reaffirmation more than two times under this clause “(c)”; (d) a tender or exchange offer relating to Class A Shares or Class B Shares shall have been commenced and the Company shall not have sent to its securityholders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer and reaffirming the Company Board Recommendation; (e) an Acquisition Proposal shall have been publicly announced, and the Company shall have failed to issue a press release that reaffirms the Company Board Recommendation within five business days after such Acquisition Proposal is publicly announced (provided that if fewer than five business days remain from the date of such commencement to the date of the Company Members’ Meeting, the reference to five business days in this clause “(e)” shall be three business days prior to the Company Members’ Meeting); and (f) any of the Acquired Companies or any Representative of any of the Acquired Companies shall have Willfully Breached any of the provisions set forth in Section 4.3 or Section 5.2(a) in a manner that is adverse to Parent.

Uncertificated Shares. “Uncertificated Shares” shall have the meaning set forth in Section 1.7(b).

US Portfolio Bank. “US Portfolio Bank” shall have the meaning set forth in Section 2.29.

WARN Act. “WARN Act” shall have the meaning set forth in Section 2.19(b).

Willful Breach. “Willful Breach” shall mean a breach that is a consequence of an act or omission undertaken by the breaching party with the knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement; it being acknowledged and agreed, without limitation, that any failure by any party to consummate the Merger and the other Contemplated Transactions in accordance with the terms of this Agreement after the applicable conditions thereto have been satisfied or waived shall constitute a Willful Breach of this Agreement.